As filed with the Securities and Exchange Commission on July 11, 2011

Registration No. 333-[•]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-11
REGISTRATION STATEMENT

THE SECURITIES ACT OF 1933

ALDA Office Properties, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

315 S. Beverly Drive, Suite 211
Los Angeles, California 90212
(310) 734-2300

(Address, Including Zip Code and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Richard S. Ackerman
Chief Executive Officer
ALDA Office Properties, Inc.
315 S. Beverly Drive, Suite 211
Los Angeles, California 90212
(310) 734-2300

(Name, Address, Including Zip Code and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Judith D. Fryer, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 (212) 801-9200	Barry Grossman, Esq. Ellenoff Grossman & Schole LLP 150 East 42nd Street New York, New York 10017 (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title Of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common Stock, par value $.01 per share	$18,000,000	$2,089.80

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase solely to cover overallotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,
Preliminary Prospectus dated July 11, 2011

PROSPECTUS

[•] Shares

Common Stock

This is the initial public offering of ALDA Office Properties, Inc. We are selling [•] shares of our common stock. We are a full-service, internally-managed real estate company focused on owning, operating and acquiring office properties in select markets primarily in Northern and Southern California. We intend to focus on office properties of 300,000 square feet or smaller.

We currently expect the initial public offering price of our common stock to be between $[•] and $[•] per share. Currently, no public market exists for our shares. Prior to the effective date of this offering, we intend to apply to have our common stock listed on the Nasdaq Capital Market tier of The NASDAQ Stock Market LLC (“NCM”) under the symbol “AOPI.” We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ending December 31, 2011.

As described herein, concurrently with this offering, we will complete the formation transactions, pursuant to which we will acquire from 315 South Beverly Holdings, LLC, all of the interests in 315 South Beverly Drive, LLC, the entity that holds a leasehold interest in our initial property, in exchange for Class B common units of partnership interest in our operating partnership. 315 South Beverly Holdings, LLC is an entity which is controlled by AZ 315 South Beverly, LLC and ALDA Capital, LLC. AZ 315 South Beverly, LLC is controlled by Richard S. Ackerman, our Chief Executive Officer and a director, and Alan D. Gordon, the Chairman of our board of directors, owns a substantial interest in and manages ALDA Capital, LLC. Upon completion of this offering and the formation transactions, 315 South Beverly Holdings, LLC will beneficially own an approximate [•]% interest in our company on a fully-diluted basis.

See “Risk Factors” beginning on page 18 of this prospectus for certain risks relevant to an investment in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to [•] additional shares of our common stock from us, at the initial public offering price, less the underwriting discount, within [30] days from the date of this prospectus to cover overallotments, if any. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock sold in this offering will be ready for delivery on or about       , 2011.

Maxim Group LLC

The date of this prospectus is       , 2011

You should rely only on the information contained in this prospectus, or in any free writing prospectus prepared by us, or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates that are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the section entitled “Industry Background and Market Opportunity.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm. We have paid RCG a fee of $30,000 for such services. Such information is included in this prospectus in reliance on RCG’s authority as an expert on such matters. See “Experts.” In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable,

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but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. Any forecasts prepared by RCG are based on data (including third party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice.

This prospectus makes references to the “percent leased” of the property that will make up our initial portfolio. We calculate percent leased as (i) square footage under lease, divided by (ii) total square feet, expressed as a percentage.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” as well as our historical and pro forma financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context suggests otherwise, references in this prospectus to “we,” “our,” “us” and “our company” are to ALDA Office Properties, Inc., a Maryland corporation, together with its consolidated subsidiaries after giving effect to the formation transactions described in this prospectus, including ALDA Office Properties, L.P., a Delaware limited partnership of which we are the sole general partner and which we refer to in this prospectus as our operating partnership. Our promoters are Alan D. Gordon, our Chairman, and Richard S. Ackerman, our Chief Executive Officer and a member of our board of directors. Unless otherwise indicated, the information contained in this prospectus is as of June 30, 2011 and assumes (1) that the underwriters’ overallotment option is not exercised, (2) the consummation of the formation transactions described in this prospectus, (3) the common stock to be sold in this offering is sold at [•] per share, which is the mid-point of the range indicated on the front cover of this prospectus, and (4) the initial value of the Class A and Class B common units of partnership interest in our operating partnership, or common units, to be issued in the formation transactions is equal to the public offering price of our common stock as set forth on the front cover of this prospectus.

ALDA Office Properties, Inc.

Overview

We are a full-service, internally-managed real estate company focused on owning, operating and acquiring office properties in select markets primarily in Northern and Southern California. We intend to focus on office properties of 300,000 square feet or smaller. Our investment strategy is focused on high barrier-to-entry, in-fill locations with favorable, long-term supply-demand characteristics. These markets include Los Angeles, Orange County, and San Francisco, which we refer to as our target markets. Upon the consummation of this offering and the formation transactions, we will hold a leasehold interest in one property totaling approximately 68,000 square feet, located in Beverly Hills, California. The land owner and lessor under the ground lease is The Winter Family Trust. The leasehold interest that we hold in our property is referred to herein as the “Beverly Hills Property.”

We were formed as a Maryland corporation in 2011, as a new business founded by Alan D. Gordon and Richard S. Ackerman. Mr. Gordon, our Chairman, has a long track record in private equity, and has built many profitable businesses. Mr. Ackerman, our Chief Executive Officer and one of our directors, is one of the founding executives of Crocker Realty Investors, Inc., a publicly-traded REIT, and was a partner of Apollo Real Estate Advisors LP (now known as AREA Property Partners). Mr. Ackerman has a significant amount of experience in the acquisition, development and redevelopment of office buildings across the country, particularly on the West Coast. Lori Wittman, our Chief Financial Officer, has a long track record in the capital markets, with strong relationships with both debt and equity sources and has over 25 years of capital markets experience, including six years as a senior executive of General Growth Properties, Inc., a public REIT. Mr. Ackerman, Ms. Wittman and other members of the management team have worked together on real estate investments, primarily in California, for the past five years. Our management team collectively has over 50 years of experience in the commercial real estate industry, having collectively overseen the acquisition of more than 10 million square feet of commercial real estate properties with an aggregate cost of over $2 billion, and having collectively executed real estate debt financing transactions in an aggregate principal amount of over $5 billion.

We believe current events in the financial markets, the credit crisis and the scarcity of available capital for commercial real estate have created significant market dislocation, thereby fostering a favorable acquisition environment. We have access to and are actively pursuing a pipeline of potential acquisitions consistent with our investment strategy. We believe Mr. Gordon’s and Mr. Ackerman’s track record of operating and growing businesses, including, with respect to Mr. Ackerman, a publicly-traded real estate company, significant experience in operating in the California office sector and extensive, long-term relationships with real estate owners, developers and lenders, coupled with our conservative capital structure and our executives’ relationships with providers of capital, will allow us to capitalize on the current market opportunity.

We plan to focus our investment strategy on office properties of approximately 300,000 square feet located in select submarkets, including underperforming properties that provide opportunities to implement a value-added strategy to increase occupancy rates and cash flow. Properties of this size are primarily owned by individuals and non-institutional companies. Our strategy includes active management, aggressive leasing efforts, focused capital improvement programs, the reduction and containment of operating costs and an emphasis on tenant satisfaction. We believe we have the capability to improve cash flow in the Beverly Hills Property.

Upon consummation of this offering and the formation transactions, our initial portfolio will consist of the Beverly Hills Property, totaling approximately 68,000 square feet, which was approximately 99.6% leased as of June 30, 2011. The Beverly Hills Property is located in the premier submarket of Beverly Hills, a highly desirable submarket with limited supply of land, high construction costs and rigorous entitlement processes.

The Beverly Hills Property will be contributed by 315 South Beverly Holdings, LLC, an entity controlled by AZ 315 South Beverly, LLC and ALDA Capital, LLC, which we refer to herein collectively as our “contributors.” AZ 315 South Beverly, LLC is controlled by Mr. Ackerman and Mr. Gordon owns a substantial interest in and manages ALDA Capital, LLC. We believe our long-standing relationships with real estate companies, financial institutions and local operators, will enhance our access to capital and ability to source leasing and acquisition opportunities.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes, commencing with our taxable year ending December 31, 2011. We will conduct substantially all of our business through our operating partnership, of which we will serve as the sole general partner and initially will own all of the outstanding Class A common units, representing [•]% of all outstanding common units, including Class B common units. Our contributors initially will own, indirectly, all of the Class B common units, representing [•]% of all outstanding common units.

Industry Background and Market Opportunity

Overview

We believe the current dislocation in the California office market, created in part by the scarcity of available capital to invest in that market, and the corresponding depressed real estate operating fundamentals caused by the “credit crunch” and subsequent recession presents an attractive investment environment for well-capitalized buyers with solid operating expertise and strong industry relationships due to the following factors:

•	First, upcoming debt maturities and poor property performance will force undercapitalized owners to sell over-leveraged assets in order to pay down their debt and to avoid significant, future property-level capital expenditures. One particular owner group in this category are tenant-in-common, or TIC, owners. TIC properties are owned by groups of individuals in a legal structure designed, in part, to avoid capital gains taxes. There are several hundred million square feet of office properties that are controlled in these structures in our target markets, which often are plagued with owners unwilling to invest in the properties to pay tenant improvements, to provide other capital necessary or to pay down loans.
•	Second, there continues to be asset-level operating distress due to some continued weak operating fundamentals and over-leverage relative to today’s values and credit standards. Accordingly, we expect that a growing number of owners who are unable to satisfy their debt service obligations and repay upcoming debt maturities will likely force lenders to foreclose on properties. We believe lenders will seek to sell these real estate assets quickly following transfer of title.
•	Third, competition for real estate acquisitions in our target space is less than competition for larger buildings. Larger funds and institutions typically focus on larger buildings and individual owners, who historically have dominated our target space, have less access to capital today and are, therefore, unable to compete as effectively.

California Opportunity

We believe that California’s dynamic, diversified and cyclical economy, coupled with the continued weakness in the California real estate market, although improving, will create attractive opportunities to acquire properties at significant discounts to intrinsic value. First, we believe that the types of properties we expect to target are currently under-valued due to the current state of California’s economy. While the economy and real estate fundamentals have begun to improve, the office investment market has yet to fully recover. A persistent lack of capital for investment in non-prime office properties has resulted in weak pricing and higher capitalization rates relative to prime properties. Second, we believe that these types of real estate acquisitions present attractive, long-term investments due to the strength and resilience of California’s office real estate market. We believe that the strengthening California economy will in turn positively impact the demand for office space and real estate market fundamentals.

California is the most populous state in the country, with a population totaling 37.3 million in 2010. Approximately one-eighth of the U.S. population lives in California. By comparison, states ranking second and third respectively in terms of population were Texas (25.2 million) and New York (19.6 million). California’s gross state product (GSP) of $1.9 trillion in 2009 ranks its economy as the eighth-largest in the world, ahead of Brazil, Spain and India. According to the latest available figures, California accounts for roughly 13.9% of the U.S. gross domestic product (GDP). California residents are relatively affluent compared with the U.S. average. Median household income in California reached $56,134 in 2009 compared with $49,777 in the United States as a whole.

California’s office market contains approximately 654 million square feet of space and is concentrated in urban locations, mainly in Southern California and the Bay Area. Los Angeles is the largest office market in the state with 194 million square feet of space. Elsewhere in Southern California, Orange County is the second largest market in the region with 83.2 million square feet of space, followed by San Diego (56.0 million square feet). San Francisco is the largest office market in Northern California with 110 million square feet.

Overall, we believe we are well positioned to capitalize on these opportunities due to our management team’s strong industry relationships, our investment experience in California’s major markets and our real estate expertise.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners and operators of office properties and will enable us to capitalize on the general dislocation in the real estate market to successfully expand and operate our portfolio.

•	Experienced Management Team with a Proven Track Record of Running and Growing Companies, Acquiring and Operating Assets and Managing a Public REIT. Our senior management team is led by Alan D. Gordon and Richard S. Ackerman, our Chairman and Chief Executive Officer, respectively, who together have over 30 years of experience in owning, acquiring, developing, operating, financing and selling office properties. In addition, Lori Wittman, our Chief Financial Officer, has over 25 years of capital markets experience, including six years as a senior executive of General Growth Properties, Inc., a public REIT. Our management team collectively has over 50 years of experience in the commercial real estate industry, having collectively overseen the acquisition of more than 10 million square feet of commercial real estate properties with an aggregate cost of over $2 billion, and having collectively executed real estate debt financing transactions in an aggregate principal amount of over $5 billion.
•	Committed and Incentivized Management Team. Our senior management team will be committed to our successful operation and growth, with no office sector real estate business interests outside of our company. Additionally, upon completion of this offering and the consummation of the formation transactions, our senior management team will own approximately [•]% of our common stock on a fully-diluted basis, thereby aligning management’s interests with those of our stockholders.

•	California Focus with Local and Regional Expertise. We will primarily focus on acquiring and managing office properties in specific submarkets in Northern and Southern California, both regions that we believe are well positioned for strong economic recoveries. The submarkets we will focus on are markets with very favorable demographics and office buildings characterized by smaller tenants for whom location and quality is important. Examples of these markets include Beverly Hills, Santa Monica, and Newport Beach. We believe these submarkets are improving more rapidly than other segments in the market and have significant anti-growth sentiment creating real barriers to new development.
•	Existing Office Asset Poised for Continued Growth in a Desirable Location. The Beverly Hills Property is in a very desirable location with high-end demographics and an attractive tenant base in entertainment, legal and accounting services and could see strong growth in cash flow as occupancy has increased from 83.6% as of December 31, 2010 to 99.6% as of June 30, 2011.
•	Long-Standing Relationships that Provide Access to an Extensive Pipeline of Investment and Leasing Opportunities. We believe our experience, in-depth market knowledge and extensive network of long-standing relationships with real estate developers, real estate owners, national and regional lenders, brokers, tenants and other market participants will drive our ability to identify and capitalize on attractive acquisition opportunities and enhance our leasing efforts.
•	Deep Relationships with Debt and Equity Sources. In addition, we believe our significant relationships with institutional capital sources could enable us to put in place attractive debt and equity joint ventures. The use of joint ventures could allow us to grow our balance sheet as well as provide for attractive fee income. We expect that joint venture partners may include pension funds, private equity or hedge funds and we expect that we would be responsible for the day-to-day management of the assets owned by the joint ventures. These joint ventures may be structured in a variety of ways, including, but not limited to, structures in which we own a minority ownership with a disproportionate share of profits or structures in which we have parri passu ownership.
•	Growth-Oriented, Flexible and Conservative Capital Structure. We believe our future flexible and conservative capital structure provides us with an advantage over many of our private and public competitors. Upon completion of this offering, we will have no legacy balance sheet issues and limited near-term maturities, which will allow management to focus on our business and growth strategies rather than balance sheet repair. In addition, we expect to have an initial debt-to-market capitalization ratio of approximately [•]%.

Business and Growth Strategies

Our primary business objectives are to increase operating cash flows, generate long-term growth, provide stable dividends that grow over time and maximize stockholder value. Specifically, we intend to pursue the following strategies to achieve these objectives:

•	Pursue Acquisitions of Office Properties of 300,000 square feet or smaller. These buildings are primarily owned by non-institutional owners who we believe are less likely to have professional management. Therefore, we expect that the leasing is less likely to be at market rates, particularly as the market improves. Further, these types of buildings are unlikely to have been upgraded recently, which we believe further decreases rents chargeable at these properties. Additionally, we intend to acquire properties or portfolios that are distressed due to near-term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. We believe that our extensive relationships, coupled with our strong balance sheet and our executives’ relationships with providers of capital, will allow us to capitalize on value-added opportunities. One of the sectors we will be examining closely for potential acquisitions is the tenants in common, or TIC, space. These are properties owned by groups of individuals in a legal structure which often creates significant difficulties when new capital is necessary, whether for refinancing or tenant improvements. Due to these structural problems, we categorize many of these assets as distressed even though the underlying real estate is not. We believe that these owners may be particularly interested in transactions which give them units in the operating partnership, as these arrangements may potentially provide certain tax advantages for such owners, although no assurances can be given that such advantages will be realized.
•	Focus on High Barrier-to-Entry Markets. We will target in-fill markets primarily in California. These markets, which are markets where most of the properties are built to “fill-in” existing space, generally in urban centers, have historically had favorable long-term supply/demand characteristics and attractive demographics, which we believe have helped support real estate fundamentals and valuations over the long term. These markets have significant opportunities, with over 387 million square feet of space within the submarkets of Los Angeles, San Francisco and Orange County. We believe that these factors will help preserve our capital during periods of economic decline and generate above average returns during periods of economic recovery and growth.
•	Attractive Risk-Adjusted Capitalization Strategy. We have deep, long-standing relationships with debt and equity sources, which we believe will allow us substantial opportunities to grow our portfolio. We will employ the conservative use of debt to acquire properties and renovate them as needed. In addition, through our relationships with equity sources, we expect to be able to enter into joint ventures, which will not only allow us to grow our portfolio but also provide attractive fee income for our company.
•	Repositioning and Development of Properties. We intend to leverage our real estate expertise to reposition and redevelop the properties that we acquire, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital.
•	Pursue Distressed Properties within our Target Markets. We believe that the refinancing market will continue to remain tight over the next several years. This will be especially problematic for smaller owners who have less capital and generally speaking, less access to debt and equity sources. By allowing individual owners to sell their properties in exchange for common units of our operating partnership, we believe that we can provide tax efficient solutions for owners facing refinancing problems. We expect that this will result in more opportunities for acquisitions for our company.

Acquisition Pipeline

We have a network of long-standing relationships with real estate developers, individual and institutional real estate owners and national and regional lenders in many West Coast real estate markets. We believe our network of relationships will provide us access to an ongoing pipeline of attractive acquisition opportunities, which may not be available to our competitors. Our relationships with these firms provide us with valuable market intelligence, as well as potential future acquisition opportunities from their respective portfolios.

We are currently in discussions regarding a number of acquisition opportunities in our target markets. Our executives have acquired over $300 million of assets in California in the past eight years and have either acquired or pursued acquisitions with over 20 California-based joint venture operating partners. As of June 30, 2011, we were tracking and evaluating acquisition opportunities that include approximately 12 transactions throughout California with an estimated aggregate purchase price of $200 million totaling approximately 450,000 square feet. Although we are continuing to engage in discussions and preliminary negotiations with sellers and have commenced the process of conducting diligence on some of these assets or have submitted non-binding indications of interest, in light of our pending initial public offering, we have not agreed upon terms relating to, or entered into binding commitments with respect to, any of these potential acquisition opportunities. As such, we do not know whether any of these opportunities will still be available when we have funding available from this offering and there can be no assurance that we will complete any of the potential acquisitions we are currently evaluating.

Summary Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 18 of this prospectus prior to deciding whether to invest in our common stock. Some of these risks include:

•	The Beverly Hills Property is located in Southern California, and our target markets, including Los Angeles, Orange County and San Francisco, are all located in California. The Beverly Hills Property and properties we may acquire in the future are therefore dependent on the California economy, including the local economies in our target markets, and are susceptible to adverse local regulations and natural disasters affecting our target markets.
•	Upon completion of this offering and the formation transactions, our contributors will own an approximate [•] beneficial interest in our company on a fully-diluted basis and will have the ability to exercise significant influence on our company.
•	We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth and diversification.
•	Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.
•	We have a limited operating history and may not be able to operate our business successfully or implement our business strategies as described in this prospectus.
•	We have no operating history as a REIT or a publicly-traded company and may not be able to successfully operate as a REIT or a publicly-traded company.
•	The value we ascribed to the Beverly Hills Property may exceed its aggregate fair market value.
•	In the course of structuring the formation transactions, our executives had the ability to influence the type and level of benefits that they and our other officers will receive from us.
•	Our Chairman of the board of directors, our Chief Executive Officer, our Chief Financial Officer and our General Counsel have outside business interests that will require time and attention and may interfere with their ability to devote time to our business and affairs or present financial conflicts with us and may adversely affect our business.
•	We may be unable to renew leases, lease vacant space or re-let space as leases expire.
•	Our success depends on key personnel whose continued service is not guaranteed.
•	Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.
•	Failure to qualify as a REIT would have significant adverse consequences to us and the value of our common stock.
•	There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.
•	We may be unable to make distributions at expected levels and we may be required to borrow funds to make distributions.

The Beverly Hills Property

Upon completion of this offering and consummation of the formation transactions, we will hold a leasehold interest in a multi-tenant, Class A office building comprised of approximately 68,000 square feet, located at 315 South Beverly Drive in Beverly Hills, California. The Beverly Hills Property is subject to a long-term ground lease that can be extended at our option through 2056. The land owner and lessor is The Winter Family Trust. The Beverly Hills Property has six floors above one level of subterranean parking, plus a mechanical penthouse. There are 66,023 rentable square feet of office space on floors two through six and 2,400 square feet of ground floor retail space.

The Beverly Hills Property was originally built in 1961 and its exterior and interior was extensively renovated in 2006 based on designs by Gensler, an internationally renowned architectural firm that usually focuses on higher-end office properties. The interior renovation included new corridor wall coverings and paint, carpet, doors, fixtures, tenant signage, bathrooms and lobby. The exterior renovation utilized a modern design with extensive use of steel and glass. The elegant ground floor lobby provides a high quality entryway.

The Beverly Hills Property appeals to a broad tenant base and has a long history of strong occupancy levels and quality tenants. The tenant base is primarily comprised of small to mid-sized businesses which include law firms, entertainment companies and real estate firms.

The following table presents an overview of the Beverly Hills Property, based on information as of June 30, 2011. Rental data presented in the table below for the Beverly Hills Property reflects base rent on leases in place as of June 30, 2011, and does not reflect actual cash rents historically received because such data does not reflect abatements or, in the case of triple net or modified gross leases, tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

Street Address	315 South Beverly Drive
City	Beverly Hills
Year Built/Renovated	1961 / 2006
Ownership Interest	Leasehold Interest
Square Feet	68,423(1)
Percent Leased	99.6%(2)
Annualized Base Rent	$2,853,546
Annualized Base Rent Per Leased Square Foot	$41.89
Additional Annual Revenues	$312,462
Annualized Net Operating Income (After Ground Lease)	$1,875,425

(1)	The Beverly Hills Property was measured as 68,423 rentable square feet according to the Building Owners and Managers Association Standards of 1996, or BOMA, standards; however, due to minor inaccuracies in the stated square feet in certain leases, the office space has been leased for less than the total BOMA measurement, for a total of 68,122 rentable square feet.
(2)	We calculate percent leased as (i) square footage under lease, divided by (ii) total square feet, expressed as a percentage. Total square feet has been calculated based on BOMA measurements of 68,423 square feet.

Structure and Formation of Our Company

Our Operating Entities

Our Operating Partnership

Following the completion of this offering and the formation transactions, our operating partnership will, directly or indirectly through its wholly-owned subsidiaries, hold substantially all of our assets and conduct substantially all of our operations. We will contribute the net proceeds from this offering to our operating partnership in exchange for Class A common units of the operating partnership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully under “Description of the Partnership Agreement of ALDA Office Properties, L.P.”

Formation Transactions

The leasehold interest in the Beverly Hills Property, which will be held indirectly through a wholly-owned subsidiary of our operating partnership upon the completion of this offering, is being contributed by a limited liability company, 315 South Beverly Holdings, LLC, which we refer to as the “Predecessor Entity” and which is controlled by our contributors, AZ 315 South Beverly, LLC and ALDA Capital, LLC. AZ 315 South Beverly, LLC is controlled by Richard S. Ackerman and Alan D. Gordon owns a substantial interest in and manages ALDA Capital, LLC. Pursuant to the formation transactions described below, the following have occurred or will occur concurrently with or prior to the completion of this offering. With the exception of the value of the Class B common units to be issued in the formation transactions, all monetary, share and unit amounts are based on the mid-point of the range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

•	ALDA Office Properties, Inc. was formed as a Maryland corporation on June 29, 2011. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2011.
•	Our operating partnership was formed as a Delaware limited partnership on [•], 2011.
•	We will sell [•] shares of our common stock in this offering and [•] additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for Series A common units of the operating partnership.
•	Pursuant to a contribution agreement, dated as of [•], 2011, our operating partnership will, indirectly through its wholly-owned subsidiary, acquire a 100% ownership interest in the entity that holds a leasehold interest in the Beverly Hills Property from the Predecessor Entity in exchange for an aggregate of $[•] of Class B common units of the operating partnership, representing an approximate [•]% interest in our company on a fully-diluted basis, or an approximate [•]% interest on a fully-diluted basis if the underwriters’ overallotment option is exercised in full. Throughout this prospectus, interests that are presented on a “fully-diluted basis” are presented as though all Class B common units of the operating partnership to be issued in connection with the formation transactions have been exchanged for shares of our common stock on a one-for-one basis.
•	Pursuant to the contribution agreement, our operating partnership will, indirectly through its wholly-owned subsidiary, acquire all of the Predecessor Entity’s interest in a loan with an outstanding balance of approximately $1.1 million, wherein the borrower is an entity controlled by our Chief Executive Officer, Richard S. Ackerman. See “Certain Relationships and Related Party Transactions — Related Party Loan.”
•	Substantially all of the current management team of BRP Management, LLC, the current manager of the Beverly Hills Property, will become our executive management team, and substantially all of the current employees of BRP Management, LLC will become our employees.

•	The Predecessor Entity will enter into the contribution agreement, which includes certain representations, warranties and indemnity obligations. This agreement provides for representations and warranties by our contributors regarding the entity and asset being contributed in the formation transactions, and entitle us and our operating partnership to indemnification for breaches of those representations and warranties on a several but not joint basis by each contributor, subject to a deductible of [•]% of the respective consideration received by each of them under the contribution agreement (determined in accordance with each of their respective interests in the contributor) and up to a maximum of [•]% of such respective consideration under the contribution agreement.

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions, certain of our executive officers and directors will receive material benefits, including those set forth below. Amounts below are based on the mid-point of the range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

Alan D. Gordon

•	In exchange for the contribution by the Predecessor Entity of its interest in the entity that currently holds a leasehold interest in the Beverly Hills Property, it will receive $[•] of Class B common units. The Predecessor Entity is owned by an entity controlled by our Chief Executive Officer and by ALDA Capital, LLC. Mr. Gordon, our Chairman and a member of our board of directors, owns a substantial interest in and manages ALDA Capital, LLC, and, as such, Mr. Gordon will indirectly own [•]% of the Class B common units of the operating partnership that the Predecessor Entity will receive. We also expect to enter into an employment agreement with Mr. Gordon in connection with his services as our Chairman, pursuant to which Mr. Gordon will receive restricted shares of our common stock, consisting of a number of shares determined by dividing $200,000 by our initial public offering price. As a result, Mr. Gordon will own an approximate [•]% interest in our company on a fully-diluted basis, or an approximate [•]% interest on a fully-diluted basis if the underwriters’ overallotment option is exercised in full.

Richard S. Ackerman

•	In exchange for the contribution by the Predecessor Entity of its interest in the entity that currently holds a leasehold interest in the Beverly Hills Property, it will receive $[•] of Class B common units. The Predecessor Entity is owned by ALDA Capital, LLC and AZ 315 South Beverly, LLC. AZ 315 South Beverly, LLC is controlled by Mr. Ackerman, our Chief Executive Officer and one of our directors, and, as such, Mr. Ackerman will indirectly own [•]% of the Class B common units of the operating partnership that the Predecessor Entity will receive. We also expect to enter into an employment agreement with Mr. Ackerman in connection with his services as our Chief Executive Officer, pursuant to which Mr. Ackerman will receive restricted shares of our common stock, consisting of a number of shares determined by dividing $200,000 by our initial public offering price. As a result, Mr. Ackerman will own an approximate [•]% interest in our company on a fully-diluted basis, or an approximate [•]% interest on a fully-diluted basis if the underwriters’ overallotment option is exercised in full.

Employment Agreements

We also expect to enter into employment agreements with certain of our executive officers that will become effective as of the closing of this offering, which provide for salary, bonus and other benefits, including awards of restricted stock upon closing of this offering, accelerated equity vesting upon a change of control and severance upon a termination of employment under certain circumstances. The material terms of the agreements with certain of our named executive officers are described under “Executive Compensation — Narrative Disclosure to Summary Compensation Table” and “Executive Compensation — Potential Payments Upon Termination or Change in Control.” See also “Certain Relationships and Related Transactions — Employment Agreements.”

Indemnification Agreements

We also expect to enter into indemnification agreements with our directors and executive officers at the closing of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors.

Registration Rights Agreement

We expect to enter into a registration rights agreement with the Predecessor Entity in connection with its receipt of Class B common units of the operating partnership in the formation transactions. Under the registration rights agreement, subject to certain limitations, commencing not sooner than 12 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued or issuable, at our option, in exchange for Class B common units issued in the formation transactions. See “Description of the Partnership Agreement of ALDA Office Properties, L.P. — Redemption Rights” for a description of the limitations on the redemption rights of the holder of the Class B common units. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act of 1933, as amended, or the Securities Act, to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale. See “Shares Eligible for Future Sale — Registration Rights.”

Consequences of this Offering and the Formation Transactions

The completion of this offering and the formation transactions will have the following consequences. All amounts are based on the mid-point of the range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

•	Through our interest in our operating partnership and its wholly-owned subsidiaries, we will indirectly hold a leasehold interest in and operate the Beverly Hills Property.
•	We will be the sole general partner of our operating partnership and initially will own all of the outstanding Class A common units therein, representing [•]% of all outstanding common units, including Class B common units.
•	Purchasers of our common stock in this offering will own [•]% of our outstanding common stock, or [•]% on a fully-diluted basis, assuming the exchange of all outstanding common units for shares of our common stock.
•	Messrs. Gordon and Ackerman will collectively own [•]% of our outstanding common stock, or [•]% on a fully-diluted basis, assuming the exchange of all common units for shares of our common stock. If the underwriters’ overallotment option is exercised in full, Messrs. Gordon and Ackerman will collectively own [•]% of our outstanding common stock, or [•]% on a fully-diluted basis, assuming the exchange of all common units for shares of our common stock.
•	We expect to have total consolidated indebtedness of approximately $20.0 million.
•	Through our interest in our operating partnership and its wholly-owned subsidiaries, we will indirectly become the holder of a loan with an outstanding balance of approximately $1.1 million, wherein the borrower is an entity controlled by our Chief Executive Officer, Richard S. Ackerman. See “Certain Relationships and Related Party Transactions — Related Party Loan.”
•	Each common unit owned by us and the limited partners in our operating partnership is intended to have economic rights that are substantially identical to one share of our common stock. The exception to this will be the subordination of dividends on the Class B common units indirectly owned by Mr. Ackerman and Mr. Gordon until such time as sufficient cash from operations is available to pay a 6% non-cumulative return on the initial public offering price on all outstanding shares of our common stock, on a fully-diluted basis. Throughout this prospectus, we refer to this subordination of dividends on the Class B common units as the “Subordination.” See “Description of the Partnership Agreement of ALDA Office Properties, L.P.” for a description of the Subordination.

The following diagram depicts our expected ownership structure and the expected ownership structure of our operating partnership upon completion of this offering and the formation transactions (assuming no exercise by the underwriters of their overallotment option).

(1)	Reflects shares of our common stock issued in connection with our initial capitalization and to be issued to certain of our executive officers upon completion of this offering.
(2)	AZ 315 South Beverly, LLC is an entity controlled by Richard S. Ackerman, our Chief Executive Officer and one of our directors.
(3)	Alan D. Gordon, our Chairman and a member of our board of directors, manages ALDA Capital, LLC.

Restrictions on Transfer

After one year of becoming a holder of common units, each limited partner of our operating partnership will have the right, subject to the terms and conditions set forth in the partnership agreement, including the limitation described below with respect to the Class B common units, to require our operating partnership to redeem all or a portion of the common units held by such limited partner in exchange for a cash amount equal to the number of tendered common units based upon the fair market value of an equivalent number of shares of our common stock at the time of redemption, or for shares of our common stock at our discretion, unless the terms of such common units or a separate agreement entered into between our operating partnership and the holder of such common units provide that they are not entitled to a right of redemption, as described below, subject to various conditions. With respect to the Class B common units, such units will not be redeemable for cash or exchangeable for shares of our common stock until the later of (i) 30 days after the Subordination has been met or (ii) one year after becoming a holder of such Class B common units. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered common units from the tendering partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each common unit (subject to anti-dilution adjustments provided in the partnership agreement). See “Description of the Partnership Agreement of ALDA Office Properties, L.P. — Redemption Rights.” In addition, each of the Predecessor Entity, our senior officers and directors has agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the completion of this offering.

Restrictions on Ownership of Our Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, among other purposes, our charter generally prohibits any person from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. We refer to these restrictions as the “ownership limits.” Our charter permits our board of directors, in its sole and absolute discretion, to exempt a person, prospectively or retroactively, from one or both of the ownership limits if, among other limitations, the person’s ownership of our stock in excess of the ownership limits would not cause us to fail to qualify as a REIT. Our board of directors will grant to the Predecessor Entity and our contributors an exemption from the ownership limits, subject to various conditions and limitations, as described under “Description of Stock — Restrictions on Ownership and Transfer.”

Distribution Policy

We intend to pay cash dividends to holders of our common stock. We intend to pay a pro rata distribution with respect to the period commencing on the completion of this offering and ending [•], based on $[•] per share for a full quarter. On an annualized basis, this would be [•] per share, or an annual distribution rate of approximately [•]%, based on the initial public offering price of [•] per share, which is the mid-point of the range set forth on the cover page of this prospectus. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. We intend to make distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available for such and will depend upon a number of factors, including restrictions under applicable law and the requirements for our qualification as a REIT for federal income tax purposes. We do not intend to reduce the expected distribution per share if the underwriters’ overallotment option is exercised.

Our Tax Status

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2011. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our net taxable income, excluding net capital gains, to our stockholders. As a REIT, we generally will not be subject to federal income tax on our taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 315 S. Beverly Drive, Suite 211, Beverly Hills, California 90212. Our telephone number is (310) 734-2300. Our Web site address will be www.aldaprop.com. The information on, or otherwise accessible through, our Web site does not constitute a part of this prospectus.

The Offering

Common stock offered by us
[•] shares (plus up to an additional [•] shares of our common stock that we may issue and sell upon the exercise of the underwriters’ overallotment option in full).
Common stock to be outstanding after this offering
[•] shares(1)
Common stock and common units to be outstanding after this offering
[•] shares and common units(1)(2)
Use of proceeds
We estimate that the net proceeds of this offering, after deducting the underwriting discount and commissions and estimated expenses, will be approximately $[•] million ([•] million if the underwriters exercise their overallotment option in full). We will contribute the net proceeds of this offering to our operating partnership. Our operating partnership intends to use the net proceeds of this offering for general working capital purposes, including funding capital expenditures, tenant improvements, leasing commissions, future acquisitions and, potentially, paying distributions and post-closing cash prorations.
Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 18 and other information included in this prospectus before investing in our common stock.
NASDAQ Stock Exchange symbol
“AOPI”

(1)	Excludes (i) [•] common shares issuable upon the exercise of the underwriters’ overallotment option in full, (ii) [•] common shares reserved for future issuance under our equity incentive plan and (iii) [•] common shares that may be issued, at our option, upon exchange of common units to be issued in our formation transactions.
(2)	Includes [•] common units expected to be issued in our formation transactions.

Summary Selected Financial Data

The following table sets forth summary selected financial and operating data on (i) a pro forma basis for our company and (ii) a historical basis for 315 South Beverly Holdings, LLC, which we refer to as the “Predecessor Entity.” Pursuant to the formation transactions, the Predecessor Entity will contribute its leasehold interest in the Beverly Hills Property to the operating partnership in exchange for Class B common units of the operating partnership. The Predecessor Entity’s activities are comprised of its subsidiary’s wholly-owned leasehold interest in the Beverly Hills Property, an approximately 68,000 square foot office building located in Beverly Hills, California. We have not presented historical information for ALDA Office Properties, Inc. because we have not had any corporate activity since our formation other than the issuance of 500 shares of common stock to each of ALDA Capital, LLC and Richard S. Ackerman in connection with our initial capitalization and because we believe that a discussion of the results of ALDA Office Properties, Inc. would not be meaningful.

You should read the following summary selected financial data in conjunction with our historical consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical consolidated balance sheet information as of March 31, 2011 of the Predecessor Entity and the consolidated statement of operations for the three months ended March 31, 2011 and 2010 of the Predecessor Entity have been derived from the historical unaudited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods. The historical consolidated balance sheet information as of December 31, 2010 and 2009 of the Predecessor Entity and the consolidated statements of operations information for each of the periods ended December 31, 2010, 2009 and 2008 of the Predecessor Entity have been derived from the historical audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated balance sheet information as of December 31, 2008, 2007 and 2006 of the Predecessor Entity and the consolidated statements of operations information for each of the periods ended December 31, 2007 and 2006 of the Predecessor Entity have been derived from the historical unaudited consolidated financial statements of the Predecessor Entity.

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Combined	Historical Consolidated		Pro Forma Combined	Historical Consolidated
	2011	2011	2010	2010	2010	2009	2008	2007	2006
		(unaudited)	(unaudited)		(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Revenues
Rental revenue		$667,133	$731,725		$2,788,103	$2,964,313	$3,014,028	$3,077,590	$2,243,341
Other revenue		24,677	31,284		26,880	157,011	257,958	263,088	63,809
		691,810	763,009		2,814,983	3,121,324	3,271,986	3,248,963	2,307,150
Operating Expenses
Interest expense		318,106	318,106		1,289,703	1,289,703	1,293,159	1,289,957	1,097,893
Utilities		35,846	37,594		176,822	190,557	213,384	196,308	205,235
Repairs and maintenance		117,692	102,440		443,148	436,329	435,135	354,579	305,838
Real estate taxes		57,772	56,718		228,981	224,840	219,544	214,910	203,594
Bad debt expense		1,116	(6,577)		191,133	277,362	—	24,924	—
Ground lease rent		41,550	41,550		166,200	166,200	166,200	166,200	166,275
Business and other taxes		22,033	44,836		122,331	76,383	82,506	78,381	61,178
Property management fees		17,218	17,309		67,734	70,123	74,052	75,245	54,286
Insurance		6,958	3,814		24,622	15,439	16,233	12,924	18,109
Payroll		7,500	9,971		32,514	42,500	39,957	86,604	113,719
Professional fees		1,900	6,341		206,076	28,439	20,767	97,959	22,934
Administrative expense		6,017	7,753		25,301	19,549	21,927	7,992	43,951
Depreciation		157,666	167,564		634,040	600,135	569,294	545,304	565,933
Amortization		42,066	40,714		162,207	193,537	183,259	329,651	541,815
Loss on forgiveness of related party note receivable		—	—		1,080,659	—	—	—	—
Loss on disposal of fixed assets		—	—		26,460	—	—	—	—
		833,440	848,133		4,877,931	3,631,096	3,335,417	3,480,938	3,400,760
Net loss		$(141,630)	$(85,124)		$(2,062,948)	$(509,772)	$(63,431)	$(140,260)	$(1,093,610)

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Combined	Historical Consolidated		Pro Forma Combined	Historical Consolidated
	2011	2011	2010	2010	2010	2009	2008	2007	2006
		(unaudited)	(unaudited)		(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Balance Sheet Data (at period end)
Assets
Investment in real estate, net		$14,343,385	$14,686,607		$14,473,655	$14,844,574	$15,141,513	$15,622,936	$16,097,372
Total assets		16,518,199	17,848,341		16,819,019	18,058,856	18,562,582	19,036,858	18,211,159
Mortgage note payable		20,000,000	20,000,000		20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Total liabilities		20,616,624	20,580,653		20,647,004	20,626,044	20,519,998	20,430,843	20,426,251
Total equity		(4,098,425)	(2,732,312)		(3,827,985)	(2,567,188)	(1,957,416)	(1,393,985)	(2,215,092)
Per Share Data:
Pro forma basis and diluted earnings (loss) per share		—	—		—	—	—	—	—
Pro forma weighted average common shares outstanding – basis and diluted		—	—		—	—	—	—	—
Other Data:
Pro forma funds from operations		—	—		—	—	—	—	—
Pro forma diluted funds from operations per share		—	—		—	—	—	—	—
Cash flows from:
Operating activities		$86,762	$80,987		$(207,910)	$372,444	$732,870	$681,046	$(241,057)
Investing activities		(148,262)	(75,818)		(66,257)	(568,510)	(291,908)	(1,399,476)	(2,103,590)
Financing activities		(128,810)	(80,000)		1,016,462	(100,000)	(500,000)	956,296	1,395,847

RISK FACTORS

Investing in our common stock involves risks. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our stockholders, which could cause you to lose all or a part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to the Beverly Hills Property and Our Business

The Beverly Hills Property is located in Southern California, and our target markets, including Los Angeles, Orange County and San Francisco, are all located in California. The Beverly Hills Property and properties we may acquire in the future are therefore dependent on the California economy, including the local economies in our target markets, and are susceptible to adverse local regulations and natural disasters affecting our target markets.

The Beverly Hills Property is located in Southern California, and our target markets, including Los Angeles, Orange County and San Francisco, are all located in California, which exposes us to greater economic risks than if we owned a more geographically dispersed portfolio. We are susceptible to adverse developments in the California economic and regulatory environment (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, state budgetary shortfalls, government shutdowns, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in our markets (such as earthquakes and other events). We anticipate that we will be exposed to similar risks related to the geographic concentration of properties that we may acquire in the future. In addition, the State of California continues to suffer from severe budgetary constraints and is regarded as more litigious and more highly regulated and taxed than many other states, all of which may reduce demand for office space in our target markets. Any adverse developments in the economy or real estate market in California, including the local economies in our target markets, or any decrease in demand for office space resulting from the California regulatory or business environment, could adversely impact our financial condition, results of operations, cash flow and the per share trading price of our common stock. We cannot assure you of the growth of the California economy or of our future growth rate.

Due to the lack of diversification of our initial investment portfolio, adverse developments at our sole property could significantly and adversely affect our results of operations.

Immediately following this offering, our initial portfolio will consist of a single property, the Beverly Hills Property, and we will be exposed to higher risk than other real estate investment companies that have acquired multiple properties. Accordingly, prior to the time we are able to acquire additional properties, if at all, our success will be dependent on the performance of a single property. If the Beverly Hills Property were to become damaged or subject to some other condition pursuant to which we are unable to collect rent from our tenants or underperforms, we would be unable to offset the loss in our revenue from other sources. Accordingly, this lack of diversification may negatively impact our operations and profitability and ability to pay dividends.

We may be unable to identify and complete acquisitions of properties that meet our criteria, which may impede our growth and diversification.

Our business strategy involves the acquisition of underperforming office properties. These activities require us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategies. We continue to evaluate the market of available properties and may attempt to acquire properties when strategic opportunities exist. However, we may be unable to acquire any of the properties identified as potential acquisition opportunities under “Business and Properties — Acquisition Pipeline” and elsewhere in this prospectus, or that we may identify in the future. Our ability to acquire properties on favorable terms, or at all, may be exposed to the following significant risks:

•	potential inability to acquire a desired property because of competition from other real estate investors with significant capital, including publicly-traded REITs, private equity investors and institutional investment funds, which may be able to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices;
•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;
•	even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including the satisfactory completion of our due diligence investigations; and
•	we may be unable to finance the acquisition on favorable terms or at all.

If we are unable to finance property acquisitions or acquire properties on favorable terms, or at all, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected. In addition, failure to identify or complete acquisitions of suitable properties could slow our growth and diversification of our portfolio.

If we default on the ground lease to which the Beverly Hills Property is subject or are unable to extend the ground lease, our business could be adversely affected.

We hold a long-term ground leasehold interest in the Beverly Hills Property. Therefore, instead of owning fee title to the land, we are the lessee under a long-term ground lease. If we default under the terms of this lease, we may be liable for damages and could lose our leasehold interest in the Beverly Hills Property. In addition, the ground lease term expires on September 26, 2026, and may be extended for an additional 30 years, through September 26, 2056, provided that we are not in default under the ground lease. There is no additional option to extend the ground lease beyond September 26, 2056. We have no rights under the ground lease to purchase the land. If an extension is exercised, the rent will be determined based on 6% of the fair value of the land under the lease. If we and the lessor cannot agree upon the fair market value, such value will be determined according to an appraisal mechanism described in the lease. If we are unable to extend the ground lease, for any reason, the lease will expire at the end of its current term and our leasehold interest in the Beverly Hills Property and all other improvements and fixtures thereto and equipment therein will be surrendered to the lessor. If any of these events were to occur, our business and results of operations would be significantly and adversely affected.

Future acquisitions of properties may not yield anticipated returns, may result in disruptions to our business, may strain management resources and/or may be dilutive to our stockholders.

Our business and growth strategies involve the acquisition of underperforming office properties. In evaluating a particular property for acquisition, we make certain assumptions regarding the expected future performance of that property. However, newly acquired properties, whether or not they were previously underperforming, may fail to perform as expected, and we may not successfully manage and lease those properties to meet our expectations. In particular, our acquisition activities pose the following risks to our ongoing operations:

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•	we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;
•	our cash flow may be insufficient to meet our required principal and interest payments;
•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;
•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected;
•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and
•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected.

We may acquire properties with high vacancy rates, which could reduce our operating income and materially and adversely affect us.

The recent economic downturn has reduced demand for office space, which is evidenced by increased vacancy rates. To the extent that the operating stress caused by such increased vacancy rates puts pressure on owners to seek liquidity, including through sales of their commercial real estate assets, we may acquire properties from these owners, and any properties we acquire from these owners may have high vacancy rates. We may be unable to lease up these properties successfully, and their high vacancy rates may prevent us from increasing, and may cause us to lower, rents and may force us to grant tenant improvements and other concessions to a greater extent than we have historically, all of which could reduce our operating income from those properties and materially and adversely affect us.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the respective contributor’s ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributor to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our net taxable income determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;
•	the market’s perception of our growth potential;
•	our current debt levels;
•	our current and expected future earnings;
•	our cash flow and cash distributions; and
•	the market price per share of our common stock.

Recently, the credit markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

We expect to have approximately $20 million of indebtedness outstanding following this offering, which may expose us to interest rate fluctuations and the risk of default under our debt obligations. We may be unable to refinance our indebtedness at maturity at favorable rates, if at all.

The Beverly Hills Property is subject to a $20,000,000 10-year fixed-rate leasehold mortgage at an interest rate of 6.22%. The holder of the loan is Wells Fargo Bank, N.A. and Wells Fargo Commercial Mortgage Servicing Department is the loan servicer. The loan will mature on July 11, 2016. Upon completion of this offering and consummation of the formation transactions, we anticipate that our total consolidated indebtedness will be approximately $20 million, and we may incur significant additional debt to finance future acquisition and development activities (including variable rate debt).

Payments on borrowings may leave us with insufficient cash resources to operate the Beverly Hills Property, or any properties we may acquire or seek to acquire in the future, or to pay the dividends currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;
•	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;
•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
•	because a portion of our future debt may bear interest at variable rates, increases in interest rates could increase our interest expense;
•	we may be forced to dispose of our interest in the Beverly Hills Property and any future properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;
•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and
•	our default under any loan with cross default provisions could result in a default on other indebtedness.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on the Beverly Hills Property or future mortgaged properties could adversely affect the overall value of our portfolio. For tax purposes, a foreclosure of such property or properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.

We may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness. The Beverly Hills Property is subject to a ground lease and lenders may be more reluctant to enter into a leasehold mortgage loan than a mortgage loan secured by a lien on the fee estate because if our leasehold interest in the Beverly Hills Property were to be terminated, for any reason, the leasehold mortgage lender could lose its security. As a result, any new financing we are able to obtain, if at all, secured by our leasehold interest in the Beverly Hills Property may be at higher rates and less attractive terms than if we owned a fee simple interest in the Beverly Hills Property.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness to be Outstanding After this Offering.”

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including the current dislocations in the credit markets and general global economic downturn. These current conditions, or similar conditions existing in the future, may adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock as a result of the following potential consequences, among others:

•	significant job losses, including but not limited to, in the financial and professional services, legal, technology and entertainment industries, may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;
•	our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense; and
•	reduced values of the Beverly Hills Property and any properties we acquire in the future may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by such property or properties and may reduce the availability of unsecured loans.

In addition, the economic downturn has adversely affected, and may continue to adversely affect, the businesses of many of our tenants. As a result, we may see increases in bankruptcies of our tenants and increased defaults by tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our business and results of operations.

Future terrorist attacks in the major metropolitan areas in Los Angeles or San Francisco, California or any locations in which we acquire future properties could significantly impact the demand for, and value of, our properties.

Future terrorist attacks and other acts of terrorism or war would severely impact the demand for, and value of, our properties. Terrorist attacks in and around Los Angeles or San Francisco, California or any of the major metropolitan areas in which we acquire properties also could directly impact the value of our properties through damage, destruction, loss or increased security costs, and could thereafter materially impact the availability or cost of insurance to protect against such acts. A decrease in demand could make it difficult to renew or re-let our properties at lease rates equal to or above historical rates, or at all. To the extent that any future terrorist attack otherwise disrupts our tenants’ businesses, it may impair their ability to make timely payments under their existing leases with us, which would harm our operating results and could materially and adversely affect us.

Failure to hedge effectively against interest rate changes in any future debt we may incur may adversely affect our financial condition, results of operations, cash flow and the per share trading price of our common stock.

If interest rates increase, then so will the interest costs on any future unhedged or partially hedged variable rate debt we may incur to make future acquisitions, which could adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our stockholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures. We may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Failure to hedge effectively against interest rate changes may materially adversely affect financial condition, results of operations, cash flow and per share trading price of our common stock. In addition, while such agreements are intended to lessen the impact of rising interest rates on us, they also expose us to the risk that the other parties to the agreements will not perform, we could incur significant costs associated with the settlement of the agreements, the agreements will be unenforceable and the underlying transactions will fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 815, Derivative and Hedging.

We have a limited operating history and may not be able to operate our business successfully or implement our business strategies as described in this prospectus.

Upon completion of the offering and consummation of the formation transactions, we will hold a leasehold interest in the Beverly Hills Property, which contains a total of approximately 68,000 square feet. The Beverly Hills Property may have characteristics or deficiencies unknown to us that could affect its valuation or revenue potential. In addition, there can be no assurance that the operating performance of the Beverly Hills Property and any properties we acquire in the future will not decline under our management. We cannot assure you that we will be able to operate our business successfully or implement our business strategies as described in this prospectus. Furthermore, we can provide no assurance that our senior management team will replicate its success in its previous endeavors, and our investment returns could be substantially lower than the returns achieved by their previous endeavors.

We have no operating history as a REIT or a publicly-traded company and may not be able to successfully operate as a REIT or a publicly-traded company.

We have no operating history as a REIT or a publicly-traded company. In addition, certain members of our board of directors and all but two of our executive officers have no prior experience operating a publicly-traded REIT. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly-traded company, including the requirements to timely meet disclosure requirements of the Securities and Exchange Commission, or SEC, and comply with the Sarbanes-Oxley Act of 2002. Upon completion of this offering, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with NCM listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public company or maintain our qualification as a REIT would have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock. See “— Risks Related to Our Status as a REIT — Failure to qualify as a REIT would have significant adverse consequences to us and the value of our common stock.”

We face significant competition, which may decrease or prevent increases of the occupancy and rental rates of the Beverly Hills Property and any future properties.

We compete with numerous developers, owners and operators of office properties, many of which own properties similar to ours in the same submarkets in which the Beverly Hills Property is located. Similar competition exists in our target markets. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below- market renewal options in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected.

We depend on tenants for our revenue, and accordingly, lease terminations and/or tenant defaults, particularly by one of our larger tenants, could adversely affect the income produced by the Beverly Hills Property and any properties we acquire in the future, which may harm our operating performance, thereby limiting our ability to make distributions to our stockholders.

The success of our investments materially depends on the financial stability of our tenants, any of whom may experience a change in their business at any time. For example, the economic crisis already may have adversely affected or may in the future adversely affect one or more of our tenants. As a result, our tenants may delay lease commencements, decline to extend or renew their leases upon expiration, fail to make rental payments when due or declare bankruptcy. Any of these actions could result in the termination of the tenants’ leases, expiration of existing leases without renewal and the loss of rental income attributable to the terminated or expired leases. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment and re-letting the Beverly Hills Property or any properties we acquire in the future. It is unlikely that a bankrupt tenant will pay, in full, amounts owed to us under a lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. Moreover, restrictions under bankruptcy laws limit the amount of the claim we can make if a lease is rejected. As a result, it is likely that we will recover substantially less than the full value of any unsecured claims we hold. If significant leases are terminated or defaulted upon, we may be unable to lease the Beverly Hills Property or any future properties for the rent previously received or sell the Beverly Hills Property or any future properties without incurring a loss.

Many real estate costs are fixed, even if income from our properties decreases.

Many real estate costs, such as real estate taxes, insurance premiums and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, a tenant fails to pay rent or other circumstances cause a reduction in property revenues. In addition, newly acquired properties may not produce significant revenues immediately, and any such properties operating cash flow may be insufficient to pay the operating expenses and debt service associated with these new properties. If we are unable to offset real estate costs with sufficient revenues from the Beverly Hills Property or any future properties, our financial performance and liquidity could be materially and adversely affected.

If our tenants are unable to obtain financing necessary to continue to operate their businesses and pay us rent, we could be materially and adversely affected.

Many tenants rely on external sources of financing to operate their businesses. The U.S. financial and credit markets continue to experience significant liquidity disruptions, resulting in the unavailability of financing for many businesses. If our tenants are unable to obtain financing necessary to continue to operate their businesses, they may be unable to meet their rent obligations to us or enter into new leases with us or they may be forced to declare bankruptcy and reject our leases, which could materially and adversely affect us.

We may be unable to renew leases, lease vacant space or re-let space as leases expire.

As of June 30, 2011, leases representing 10.1% of the square footage of the Beverly Hills Property were expected to expire in the remainder of 2011 and a lease representing an additional 1.8% of the square footage is on a month-to-month basis. We cannot assure that leases will be renewed or that the Beverly Hills Property, or any properties we acquire in the future, will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates for the Beverly Hills Property decrease or rental rates decrease for future properties subsequent to their acquisition, our existing or any future tenants do not renew their leases or we do not re-let a significant portion of our available space and space for which leases will expire, our financial condition, results of operations, cash flow and per share trading price of our common stock could be adversely affected.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Beverly Hills Property and any future properties in order to retain and attract tenants, causing our financial condition, results of operations, cash flow and per share trading price of our common stock to be adversely affected.

Leases comprising 40% of the annualized base rent at the Beverly Hills Property are scheduled to expire by the end of 2012. To the extent adverse economic conditions continue in the real estate market and demand for office space remains low, we expect that, upon expiration of leases at the Beverly Hills Property, we will be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. We may also be required to make such concessions and accommodations to tenants in newly acquired properties. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could cause an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

The actual rents we receive for the Beverly Hills Property, and other properties we may acquire in the future, may be less than our asking rents, and we may experience lease roll down from time to time.

As a result of various factors, including competitive pricing pressure in our submarkets, adverse conditions in the Northern or Southern California real estate markets, a general economic downturn, such as the current global economic downturn, and the desirability of the Beverly Hills Property and other properties we may acquire in the future compared to other properties in our submarkets, we may be unable to realize the asking rents at such property or properties. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary from leased spaces within such property or properties. If we are unable to obtain rental rates that are on average comparable to our asking rents at the Beverly Hills Property and any new properties, then our ability to generate cash flow growth will be negatively impacted. In addition, depending on asking rental rates at any given time as compared to expiring leases in such property or properties, rental rates for expiring leases may be higher than starting rental rates for new leases.

The value we ascribe to the leasehold interest in the Beverly Hills Property may exceed its aggregate fair market value.

Prior to the contribution of the leasehold interest in the Beverly Hills Property in the formation transactions, our directors will review a number of factors to determine the appropriate consideration to be paid for the leasehold interest in the Beverly Hills Property in the formation transactions, including an appraisal, management projections, market comparables, market information from real estate brokers and an analysis of general market conditions. However, although we will have obtained a third-party appraisal of the leasehold interest in the Beverly Hills Property as one of several factors that will be considered in determining the consideration, we have not obtained and will not obtain any fairness opinions in connection with the contribution of the leasehold interest in the Beverly Hills Property in the formation transactions. The amount of consideration that we will pay in the form of Class B common units in the operating partnership will be based on management’s estimate of fair market value. The amount of consideration we will pay will not be negotiated on an arm’s length basis and management’s estimate of fair market value may exceed the appraised fair market value of the leasehold interest in the Beverly Hills Property.

The initial public offering price will not necessarily bear any relationship to the aggregate fair market value of the Beverly Hills Property.

The initial public offering price of our common stock will be determined in consultation with the underwriters. Among the factors that will be considered are our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly-traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the fair market value of the Beverly Hills Property and our assets.

Our success depends on key personnel whose continued service is not guaranteed.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Alan D. Gordon and Richard S. Ackerman, the Chairman of our board of directors and the Chief Executive Officer and a member of our board of directors, respectively, who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, acquisition and disposition activity. Among the reasons that they are important to our success is that each has national or regional industry corporate and real estate experience and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lose their services, our relationships with such personnel could diminish.

Many of our other senior executives also have extensive experience in the real estate industry, which aids us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry personnel, which could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

Potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance.

Upon completion of this offering and consummation of the formation transactions, we will carry commercial property, liability and terrorism coverage on the Beverly Hills Property under a blanket insurance policy. We will select policy specifications and insured limits that we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. However, we will not carry insurance for losses such as loss from riots or war because such coverage is not available or is not available at commercially reasonable rates. Some of our policies, like those covering losses due to terrorism, will be insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses, which could adversely affect our operations. The Beverly Hills Property is located in Southern California, an area especially subject to earthquakes and we currently do not carry insurance for earthquakes. In addition, we may discontinue terrorism or other insurance on the Beverly Hills Property and any future properties in the future if the cost of premiums for any such policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. As a result, we may be required to incur significant costs in the event of adverse weather conditions and natural disasters.

If we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the Beverly Hills Property as well as the anticipated future cash flows therefrom. In addition, if the damaged property is subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the Beverly Hills Property was irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future as the costs associated with property and casualty renewals may be higher than anticipated.

In the event that we experience a substantial or comprehensive loss of the Beverly Hills Property or any properties we may acquire in the future, we may not be able to rebuild such property or properties to its or their existing specifications. Further reconstruction or improvement of such property or properties would likely require significant upgrades to meet zoning and building code requirements.

We may become subject to litigation, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

In the future we may become subject to litigation, including claims relating to our operations, properties, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs (even if successful) and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. In addition, prior consent of any joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which would restrict our ability to dispose of our interest in the joint venture. In the event we have a right of first refusal to buy out our partner or co-venturer, we may not be able to take advantage of that right if we are unable to finance such a buy-out at that time. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting any properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Any such joint ventures may be subject to debt and, in the current volatile credit market, the refinancing of such debt may require equity capital calls.

If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal controls we may discover material weaknesses or significant deficiencies in our internal controls. As a result of weaknesses that may be identified in our internal controls, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the NCM. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.

If we are deemed an “investment company” under the Investment Company Act of 1940, it could have a material adverse effect on our business.

We do not expect to operate as an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act. However, the analysis relating to whether a company qualifies as an investment company can involve technical and complex rules and regulations. If we own assets that qualify as “investment securities” as such term is defined under the Investment Company Act and the value of such assets exceeds 40% of the value of our total assets, we could be deemed to be an investment company and be required to register under the Investment Company Act. Registered investment companies are subject to a variety of substantial requirements that could significantly impact our operations. The costs and expenses we would incur to register and operate as an investment company, as well as the limitations placed on our operations, could have a material adverse impact on our operations and your investment return. In order to operate in a manner to avoid being required to register as an investment company we may be unable to sell assets we would otherwise want to sell or we may need to sell assets we would otherwise wish to retain. In addition, we may also have to forgo opportunities to acquire interests in companies or entities that we would otherwise want to acquire.

Risks Related to the Real Estate Industry

Our value is subject to risks associated with real estate assets and the real estate industry.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of the Beverly Hills Property, and any properties we may acquire in the future. These events include many of the risks set forth above under “— Risks Related to the Beverly Hills Property and Our Business,” as well as the following:

•	adverse changes in financial conditions of buyers, sellers and tenants of properties;
•	vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;
•	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;
•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured or underinsured losses;
•	reductions in the level of demand for office space and changes in the relative popularity of properties;
•	increases in the supply of office space;
•	fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of properties, to obtain financing on favorable terms or at all
•	decreases in the underlying value of our real estate;
•	changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act, or ADA; and
•	changing submarket demographics.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of the Beverly Hills Property, and any properties we may acquire, and harm our financial condition.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell the Beverly Hills Property, or any future properties we acquire, in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by any tax protection agreements we may enter into in the future, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, such as the current economic downturn, and changes in laws, regulations or fiscal policies of jurisdictions in which the Beverly Hills Property is, or any future properties are, located.

In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold the Beverly Hills Property and any future properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our initial portfolio in response to economic or other conditions promptly or on favorable terms, which may adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

Because we expect to own real property, we will be subject to extensive environmental regulation which creates uncertainty regarding future environmental expenditures and liabilities.

Environmental laws regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under some of these laws, an owner or operator of real estate may be liable for costs related to soil or groundwater contamination on or migrating to or from its property. In addition, persons who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of cleaning up contamination at the disposal site. These laws often impose liability regardless of whether the person knew of, or was responsible for, the presence of the hazardous or toxic substances that caused the contamination. The presence of, or contamination resulting from, any of these substances, or the failure to properly remediate them, may adversely affect our ability to sell or rent the Beverly Hills Property, or any properties we acquire in the future, or to borrow funds using such property or properties as collateral. In addition, persons exposed to hazardous or toxic substances may sue for personal injury damages. For example, some laws impose liability for release of or exposure to materials containing asbestos, a substance known to be present in a number of our buildings. In addition, the Beverly Hills Property, and any properties we may acquire in the future, may have been affected by contamination from past operations or from off-site sources. As a result, we may be potentially liable for investigation and cleanup costs, penalties and damages under environmental laws.

Although the Beverly Hills Property has been subjected to a Phase I environmental site assessment and other environmental evaluations by independent environmental consultants that identify conditions that could pose potential environmental liabilities, Phase I and similar assessments are limited in scope, and may not include or identify all potential environmental liabilities or risks associated with the property. Unless required by applicable law or our lenders, we may decide not to further investigate, remedy or ameliorate the liabilities disclosed in these assessments. Further, these or other environmental studies may not identify all potential environmental liabilities or accurately assess whether we will incur material environmental liabilities in the future. If we do incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell or finance any affected properties. The following are findings of consultants who have undertaken environmental assessments of the Beverly Hills Property:

In 2005, a consultant conducted a Phase I Environmental Site Assessment, which we refer to herein as the “2005 Phase I ESA,” on the Beverly Hills Property. The 2005 Phase I ESA found one item of environmental concern in the form of suspect asbestos-containing materials, or “ACMs,” in resilient floor finishes, wallboard assemblies and roofing materials. This report recommended that the suspect ACMs be managed in-place and in good condition under an Asbestos Operations and Maintenance Program, or an “O&M Program.” The 2005 Phase I ESA found no other evidence of recognized environmental conditions on the Beverly Hills Property.

In May 2006, a consultant prepared an O&M Program to minimize or eliminate the risk of exposing people to ACMs, and conducted a limited sampling of suspect ACMs at the Beverly Hills Property. This consultant did not detect ACMs in the materials sampled.

In August 2008, a consultant sampled brown wall insulation exposed during renovation at the Beverly Hills Property, and found no ACMs in this insulation.

In January 2009, a consultant performed a Limited Survey for ACMs, which we refer to herein as the “January 2009 Survey.” The consultant found ACMs in various locations at the Beverly Hills Property and presumed that cementitious pipe had ACMs. The consultant that conducted the January 2009 Survey recommended the repair of damaged soft, white fireproofing material, the removal of debris, informing workers who work near ACMs of the presence of ACMs and the adoption of an O&M Program.

In February 2009, a consultant prepared an O&M Program to limit exposing people to airborne asbestos fibers, based on the sampling results of the January 2009 Survey. The accepted level of airborne fibers is determined by the Federal and CAL/OSHA Permissable Exposure Limit (PEL) of 0.1 fibers per cubic centimeters (f/cc) and the former EPA-AHERA PCM re-occupancy clearance level of 0.01 f/cc. To attain these levels and maintain them over the life of the building, an O&M Program has been implemented to protect employees and contractors of the building. Air monitoring is performed on an annual schedule, and air monitoring performed in April 2011 produced sampling results within these accepted levels. Also, in April 2011, a consultant visually inspected identified ACMs, observed they were in good condition and recommended maintaining them under the O&M Program.

The Beverly Hills Property, and any properties we may acquire in the future, may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at the Beverly Hills Property, and any properties we may acquire in the future, could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to the Beverly Hills Property, and any properties we may acquire in the future.

Any acquisition of property in our intended regions can be expected to be subject to extensive government regulation. The Beverly Hills Property is, and any properties we acquire in the future will be, subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of such property or properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to the Beverly Hills Property and any future properties, including prior to acquiring future properties or when undertaking renovations of our existing property. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief. Our failure to obtain such permits, licenses and zoning relief or to comply with applicable laws could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

In addition, federal and state laws and regulations, including laws such as the ADA impose further restrictions on the Beverly Hills Property and our operations. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The Beverly Hills Property may not be fully compliant. If the Beverly Hills Property, or any other property we may acquire an interest in, is not in compliance with the ADA or any other regulatory requirements, we may be required to incur additional costs to bring the property into compliance and we might incur governmental fines or the award of damages to private litigants. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow and per share trading price of our common stock.

We are exposed to risks associated with property development and redevelopment.

We may engage in development and redevelopment activities with respect to the Beverly Hills Property and any properties we acquire in the future. To the extent that we do so, we will be subject to certain risks, including the availability and pricing of financing on favorable terms or at all; construction and/or lease-up delays; cost overruns, including construction costs that exceed our original estimates; contractor and subcontractor disputes, strikes, labor disputes or supply disruptions; failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; and delays with respect to obtaining or the inability to obtain necessary zoning, occupancy, land use and other governmental permits, and changes in zoning and land use laws. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

Risks Related to Our Organizational Structure

Upon completion of this offering and the formation transactions, our contributors will own an approximate [•  ] beneficial interest in our company on a fully-diluted basis and will have the ability to exercise significant influence on our company.

Upon completion of this offering and the formation transactions, our contributors will own, directly and through interests in other entities, approximately [•  ]% of our outstanding common stock and [•  ]% of our outstanding common units, which represent an approximate [•  ]% beneficial interest in our company on a fully-diluted basis. Consequently, our contributors may be able to significantly influence the outcome of matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers. In addition, our contributors are controlled and/or managed by our Chief Executive Officer and our Chairman of the board of directors. As a result, our contributors will have substantial influence on us and could exercise their influence in a manner that conflicts with the interests of other stockholders.

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company.

Upon completion of this offering, certain of our officers and directors will indirectly own Class B common units of our operating partnership. Upon the later of (i) 30 days after the Subordination has been met or (ii) one year after becoming a holder of such common units, they may request, subject to certain terms and conditions set forth in the operating partnership agreement, that we redeem their common units in exchange for cash or, in our sole and absolute discretion, shares of our common stock on a one-for-one basis. In the event of any such redemption request, the determination of whether to exchange the holder’s common units for cash or shares of our common stock could result in a conflict of interest.

Additionally, the partnership agreement provides that neither we nor our directors and officers are liable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors and any persons we may designate from time to time in our sole and absolute discretion to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement. The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Our Chairman of the board of directors, our Chief Executive Officer, our Chief Financial Officer and our General Counsel have outside business interests that will require their time and attention and may interfere with their ability to devote all of their time to our business and affairs or present financial conflicts with us, which may adversely affect our business.

Our Chairman of the board of directors, Alan D. Gordon, our Chief Executive Officer, Richard S. Ackerman, our Chief Financial Officer, Lori Wittman, and our General Counsel, Robert Gold, have outside business interests that are not being contributed to our company and that could require substantial time and attention. In addition, these officers will have certain management and fiduciary obligations related to these business interests that may interfere with their ability to devote all of their time to our business and affairs, which could adversely affect our business. Although our employment agreements with our Chairman, our Chief Executive Officer and our Chief Financial Officer will require that they devote sufficient attention to our affairs so as not to interfere with or restrict their ability to fulfill their duties as officers, we cannot accurately predict the amount of time and attention that will be required of these officers to perform their ongoing duties related to outside business interests.

We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.

The Predecessor Entity is, or will become upon the completion of this offering, a party to a contribution agreement with us pursuant to which we have acquired or will acquire all of the interests in the entity that holds a leasehold interest in the Beverly Hills Property. The Predecessor Entity is an entity which is controlled by our contributors, AZ 315 South Beverly, LLC and ALDA Capital, LLC. AZ 315 South Beverly, LLC is

controlled by Richard S. Ackerman, our Chief Executive Officer and a director, and Alan D. Gordon, the Chairman of our board of directors, owns a substantial interest in and manages ALDA Capital, LLC. The contribution agreement provides for limited representations and warranties by our contributors regarding the entity and asset being contributed in the formation transactions. In addition, we expect to enter into employment agreements with certain of our executive officers that will become effective as of the closing of this offering. As a result of the formation transactions, we also expect to acquire all of the interests in an existing loan with an outstanding balance of approximately $1.1 million, wherein an entity controlled by Mr. Ackerman is the borrower. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with members of our senior management, with possible negative impact on stockholders.

We expect that we will compete with entities affiliated with one of our director nominees for opportunities to acquire, finance or sell investments, and for tenants, which may have an adverse impact on our operations.

One of our director nominees, John R.S. Jacobsson, is also Partner, Head of U.S. Opportunity Funds of Area Property Partners, or AREA, an international real estate fund manager. Mr. Jacobsson and AREA are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, management, leasing, financing or sale of office real estate projects in California, and we anticipate that AREA may engage in such activities prior to and following the completion of this offering. As a result, we may compete with AREA and its affiliated entities, whether existing or created in the future, for opportunities to acquire, finance or sell investments. In addition, we may compete for tenants with properties owned and/or managed by AREA or its affiliated entities. These conflicts of interest may have a negative impact on our ability to take advantage of investment opportunities and to attract and retain tenants. Mr. Jacobsson owes a fiduciary duty to AREA just as he will to our company, and therefore may face conflicts of interest when evaluating particular investment opportunities presented to our board of directors for review by management, if AREA or its affiliated entities are also considering the same opportunities. We expect that in the event that we and AREA or its affiliated entities are considering the same investment opportunity, Mr. Jacobsson will recuse himself from any decisions by our board of directors with respect to such investment opportunity.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, even if such a change in control may be in your interest, and as a result may depress the market price of our common stock.

Our charter contains various provisions that are intended, among other purposes, to preserve our qualification as a REIT and, subject to certain exceptions, authorize our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. For example, our charter prohibits the actual, beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our stock. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. In connection with the formation transactions and this offering, our board of directors will grant to the Predecessor Entity and our contributors an exemption from the ownership limits, subject to various conditions and limitations. See “Description of Stock — Restrictions on Ownership and Transfer.” The restrictions on ownership and transfer of our stock may:

•	discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or
•	result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

Our charter, bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. See “Material Provisions of Maryland Law and of Our Charter and Bylaws — Removal of Directors,” “— Control Share Acquisitions,” “— Advance Notice of Director Nominations and New Business” and “Description of the Partnership Agreement of ALDA Office Properties, L.P.”

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter, from time to time, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. See “Description of Stock — Common Stock” and “— Preferred Stock.” As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose fair price and/or supermajority and stockholder voting requirements on these combinations; and
•	“control share” provisions that provide that “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt from the business combination provisions of the MGCL, any business combination that is first approved by our disinterested directors and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt in to the control share provisions of the MGCL at any time in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Material Provisions of Maryland Law and of Our Charter and Bylaws.”

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes of our control, including a requirement that the holders of common units will receive, or have the opportunity to receive, the same consideration per common unit as holders of our common stock receive on a per share basis in any merger, consolidation, business combination, other change in control transaction or disposition of all or substantially all of our assets in one or more transactions with another entity. In addition, our partnership agreement requires that in any such transaction requiring the vote of our stockholders, we seek the approval of the holders of our common units after obtaining stockholder approval. We, as the general partner of our operating partnership, would conduct a vote of the holders of common units (including us) on the matter and we would vote the common units we hold in the same proportion as our stockholders voted on the matter in connection with the stockholder vote. The result of the vote of the holders of common units (including the proportionate vote of the common units that we hold as general partner based on the stockholder vote) would then determine whether we can proceed with the proposed transaction.

In addition, other provisions in the partnership agreement that could discourage third parties from making proposals involving an unsolicited acquisition of us or change of control, although some stockholders might consider such proposals, if made, desirable, include, among others:

•	redemption rights of qualifying parties;
•	transfer restrictions on units;
•	our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and
•	the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving us under specified circumstances.

As a result of these provisions in our partnership agreement, a potential acquirer may be deterred from making an acquisition proposal, and we may be prohibited by contract from engaging in a proposed extraordinary transaction, including a proposed business combination, even though our stockholders approve of the transaction.

Termination of the employment agreements with our executive officers could be costly.

The employment agreements that we expect to enter into with certain of our executive officers are expected to provide that if their employment with us terminates under certain circumstances (including upon a change in our control), we may be required to pay them severance compensation, including accelerated vesting of equity awards, thereby making it costly to terminate their employment. Such costs may hinder us from terminating an executive when we would otherwise do so.

Our board of directors may change our investment and financing policies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Upon completion of this offering, as permitted by Maryland law, our charter will eliminate the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or
•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate our company, and our bylaws will require us, to indemnify our directors and officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited.

We are a holding company with no direct operations and, as such, we will rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and will conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

After giving effect to this offering, we will own all of the outstanding Class A common units of the operating partnership but we may, in connection with our acquisition of properties or otherwise, issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. In addition, the contributors will own, indirectly, all of the Class B common units of the operating partnership which, on a fully-diluted basis, will constitute [•  ]% of our common stock. Once the Subordination has been met, then approximately [•  ]% of the distributions will be used to pay the holders of the Class B common units. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

We may assume unknown liabilities in connection with our formation transactions.

As part of our formation transactions, we will acquire an entity and asset that are subject to existing liabilities, some of which may be unknown or unquantifiable at the time this offering is completed. These liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with our predecessor entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the contributor of our asset, for certain of these liabilities will be limited. There can be no assurance that we will be entitled to any such reimbursement or that ultimately we will be able to recover in respect of such rights for any of these historical liabilities.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our common stock.

We believe we will operate in such a manner as to qualify, and we intend to elect to be treated, as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2011. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in the prospectus are not binding on the IRS or any court. Therefore, we cannot assure you that we will qualify as a REIT, or that we will remain qualified as such in the future. Although we do not intend to request a ruling from the IRS as to our REIT status, we have received the opinion of our special U.S. federal income tax counsel, Greenberg Traurig, LLP, with respect to our qualification as a REIT. This opinion has been issued in connection with this offering. Investors should be aware, however, that opinions of counsel are not binding on the IRS or on any court. The opinion of Greenberg Traurig, LLP represents only the view of our counsel based on our counsel’s review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. Greenberg Traurig, LLP has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Greenberg Traurig LLP and our qualification as a REIT will depend on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Code. See “Material U.S. Federal Income Tax Considerations — Taxation of Our Company.”

If we fail to qualify or subsequently lose our REIT status, we will face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;
•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and
•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the value of our common stock.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code, or the Treasury Regulations, is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding net capital gains.

Legislative or regulatory changes could adversely affect our investors.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future and may take effect retroactively, and there can be no assurance that any such changes will not adversely affect how we are taxed or the taxation of a stockholder. Any such changes could have an adverse effect on an investment in shares of our common stock. We urge you to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

In certain circumstances, we may be subject to federal, state and local taxes as a REIT, which would reduce cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may be subject to U.S. federal income taxes or state taxes. For example, net income from a “prohibited transaction” will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our leasehold interest in the Beverly Hills Property or our interests in any future properties and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any U.S. federal or state taxes we pay will reduce our cash available for distribution to you. See “Material U.S. Federal Income Tax Considerations — Taxation of Our Company.”

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the status of such entities.

We may invest in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation, may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity’s ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT.

Our ownership of taxable REIT subsidiaries is expected to be limited, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with taxable REIT subsidiaries are not conducted on arm’s length terms.

We expect that we may acquire securities in taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis.

A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. However, not more than 25% of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries), other than those securities includable in the 75% asset test. To the extent that we acquire interests in taxable REIT subsidiaries, we anticipate that the aggregate value of the stock and securities of our taxable REIT subsidiaries and other nonqualifying assets will be less than 25% of the gross value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, we intend to structure our transactions with our taxable REIT subsidiaries to ensure that they are entered into on arm’s length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax discussed above.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding net capital gains. Although we will generally receive a deduction for dividends paid to our stockholders, we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flow and per share trading price of our common stock.

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are payable in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of the cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. For more information on the tax consequences of distributions with respect to our common stock, see “Material U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders.” Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, such sales may have an adverse effect on the per share trading price of our common stock.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates has been reduced by legislation to 15% (through the end of 2012). Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the per share trading price of our common stock. See “Material U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders.”

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

•	Part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;
•	Some or all of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the common stock; and
•	Part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

See “Material U.S. Federal Income Tax Considerations — Treatment of Tax-Exempt Stockholders.”

Foreign investors may be subject to FIRPTA on the sale of common stock if we are unable to qualify as a domestically controlled REIT.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, imposed by the Foreign Investment in Real Property Tax Act, or “FIRPTA”, on the gain recognized on the disposition. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. There can be no assurance that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, gain realized by a foreign investor on a sale of our common stock would be subject to FIRPTA unless our common stock was traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than five percent of the value of our outstanding common stock. See “Material U.S. Federal Income Tax Considerations — Taxation of Non-U.S. Stockholders — Dispositions.”

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions which would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination. No guarantee can be given that the IRS would agree with our characterization that the Beverly Hills Property is not being held primarily for sale to customers in the ordinary course of business or that we will always be able to make use of the available safe harbors.

The stock ownership limit imposed by the Code for REITs and our charter may restrict business combination opportunities.

To qualify as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first year in which we qualify as a REIT. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless an exemption is granted by our board of directors, no person (as defined to include entities) may own more than 9.8% in value of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our common stock following the completion of this offering. In addition, our charter will generally prohibit beneficial or constructive ownership of shares of our capital stock by any person that owns, actually or constructively, an interest in any of our tenants that would cause us to own, actually or constructively, 10% or more of any of our tenants. Our board of directors may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine. These ownership limitations in our charter are common in REIT charters and are intended, among other purposes, to assist us in complying with the tax law requirements and to minimize administrative burdens. However, these ownership limits might also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could have an adverse effect on our business results, profitability and ability to execute our business plan. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

We may enter into certain hedging transactions which may have an impact on our REIT status.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate and/or foreign currency swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income and gain from hedging transactions that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to continue to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. Furthermore, compliance with the statutory REIT requirements may limit our ability to implement hedging strategies that may otherwise reduce risk, thereby increasing our risk profile.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

Risks Related to this Offering

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. Prior to the effective date of this offering, we intend to apply to have our common stock listed on the NCM under the symbol “AOPI.” The initial public offering price of our common stock has been determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions. REITs with relatively small market capitalization, such as our company will have at the conclusion of this offering, do not ordinarily attract significant interest among institutional investors.

We may be unable to make distributions at expected levels and we may be required to borrow funds to make distributions.

Our estimated initial annual distributions represent [•  ]% of our estimated initial cash available for distribution to our common stockholders for the 12 months ending [•  ], 2011, as calculated in “Distribution Policy.” Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares, and thereafter as gain on a sale or exchange of such shares. See “Material U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

Alan D. Gordon and Richard S. Ackerman will receive benefits in connection with this offering, which create a conflict of interest because they have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which the offering and formation transactions are completed.

In connection with this offering and the formation transactions, the Predecessor Entity will contribute its interest in the entity that holds a leasehold interest in the Beverly Hills Property to our operating partnership in exchange for Class B common units of the operating partnership and will beneficially own an approximate [•  ]% interest in our company on a fully-diluted basis. The Predecessor Entity is an entity which is controlled by our contributors, AZ 315 South Beverly, LLC and ALDA Capital, LLC. AZ 315 South Beverly, LLC is controlled by Richard S. Ackerman, our Chief Executive Officer and a director, and Alan D. Gordon, the Chairman of our board of directors, owns a substantial interest in and manages ALDA Capital, LLC. These transactions create a conflict of interest because Mr. Ackerman and Mr. Gordon have interests in the successful completion of this offering, which may affect the terms and circumstances under which this offering and the formation transactions are completed. For more information concerning benefits to be received by Mr. Ackerman and Mr. Gordon in connection with this offering, see “Structure and Formation of Our Company — Benefits of the Formation Transactions to Related Parties” and “Certain Relationships and Related Transactions.”

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;
•	changes in our funds from operations or earnings estimates;
•	publication of research reports about us or the real estate industry;
•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;
•	adverse market reaction to any additional debt we incur in the future;
•	additions or departures of key management personnel;
•	lapse of restrictions on resale by certain members of our senior management team who are stockholders and the registration of additional shares of our common stock pursuant to the registration rights granted to the Predecessor Entity, in connection with the formation transactions;
•	actions by any institutional stockholders;
•	speculation in the press or investment community;
•	the realization of any of the other risk factors presented in this prospectus;
•	the extent of investor interest in our securities;
•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
•	our underlying asset value;
•	investor confidence in the stock and bond markets, generally;
•	changes in tax laws;
•	future equity issuances;
•	failure to meet earnings estimates;
•	failure to meet and maintain REIT qualifications;
•	changes in our credit ratings; and
•	general market and economic conditions.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to acquire properties and may reduce the returns on your investment in our common stock.

We may fund distributions to our stockholders out of the net proceeds of these offerings, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds of this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder’s tax basis in our common stock.

Market interest rates may have an effect on the value of our common stock.

One of the factors that will influence the price of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock.

We are offering [•  ] shares of our common stock as described in this prospectus. We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per share trading price per share of our common stock. The per share trading price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse or upon the registration of additional shares of our common stock pursuant to registration rights granted in connection with the formation transactions and this offering. In particular, we will enter into a registration rights agreement with the Predecessor Entity in connection with which we will be obligated to register common stock issued or issuable, at our option, in exchange for Class B common units issued in the formation transactions. As a result, a substantial number of shares may be sold pursuant to the registration rights granted to the Predecessor Entity. The sale of such shares by the Predecessor Entity, or the perception that such a sale may occur, could materially and adversely affect the per share trading price of our common stock.

The issuance of substantial numbers of shares of our common stock in the public market, or upon exchange of units, or the perception that such issuances might occur could adversely affect the per share trading price of the shares of our common stock and cause a dilution of a stockholder’s investment in us.

The exercise of the underwriters’ overallotment option, the exchange of units for common stock, the exercise of any options or the vesting of any restricted stock granted to certain directors, executive officers and other employees under our equity incentive plan, the issuance of our common stock or units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per share trading price of our common stock, and the existence of units, options, shares of our common stock reserved for issuance as restricted shares of our common stock or upon exchange of units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

Future offerings of debt or equity securities, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue such securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. In addition, upon completion of this offering, certain of our officers and directors will indirectly own Class B common units of our operating partnership. In the future, we also may issue additional common units of our operating partnership in exchange for a contribution of an interest in a property or other consideration. After a holder of common units of our operating partnership, other than the Class B common units, has held the common units for one year, the holder may request, subject to certain terms and conditions set forth in the operating partnership agreement, that we redeem the common units in exchange for cash or, in our sole and absolute discretion, shares of our common stock on a one-for-one basis. With respect to the Class B common units, such units will not be redeemable for cash or exchangeable for shares of our common stock until the later of (i) 30 days after the Subordination has been met or (ii) one year after becoming a holder of such Class B common units. Thus, our stockholders bear the risk of our future offerings and issuances in exchange for common units of our operating partnership reducing the per share trading price of our common stock and diluting their interest in us.

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	adverse economic or real estate developments in our markets;
•	general economic conditions;
•	defaults on, early terminations of or non-renewal of leases by tenants;
•	fluctuations in interest rates and increased operating costs;
•	our failure to obtain necessary outside financing;
•	our failure to generate sufficient cash flows to service our outstanding indebtedness;
•	lack or insufficient amounts of insurance;
•	decreased rental rates or increased vacancy rates;
•	difficulties in identifying properties to acquire and completing acquisitions;
•	our failure to successfully operate acquired properties and operations;
•	our failure to maintain our status as a REIT;
•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;
•	financial market fluctuations;
•	changes in real estate and zoning laws and increases in real property tax rates; and
•	other factors affecting the real estate industry generally.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.”

USE OF PROCEEDS

We are offering shares of our common stock at the anticipated public offering price of $[•] per share. After deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions, we expect net proceeds from this offering of approximately $[•] million, or approximately $[•] million if the underwriters’ overallotment option is exercised in full. We will contribute the net proceeds of this offering to our operating partnership in exchange for Class A common units, and our operating partnership will use the proceeds for general working capital purposes, including funding capital expenditures, tenant improvements, leasing commissions, future acquisitions and, potentially, paying distributions and post-closing cash prorations. Pending application of cash proceeds, we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

DISTRIBUTION POLICY

We intend to pay regular quarterly dividends to holders of our common stock. We intend to pay a pro rata initial dividend with respect to the period commencing on the completion of this offering and ending [•], 2011, based on $[•] per share for a full quarter. On an annualized basis, this would be $[•] per share (of which we currently estimate [•]% may represent a return of capital for tax purposes), or an annual distribution rate of approximately [•]%, based on an estimated initial public offering price at the mid-point of the range set forth on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately [•]% of estimated cash available for distribution to our common stockholders for the 12 months ending [•], 2011. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending [•], 2011, which we have calculated based on adjustments to our pro forma net income for the 12 months ended [•], 2011 (after giving effect to the offering and the formation transactions). This estimate was based on our pro forma operating results and does not take into account our growth strategy, nor does it take into account any unanticipated expenditures we may have to make or any debt we may have to incur. In estimating our cash available for distribution for the 12 months ending [•], 2011, we have made certain assumptions as reflected in the table and footnotes below. No distributions will be paid on the Class B common units owned by the Predecessor Entity until such time as sufficient cash from operations is available to pay a 6% non-cumulative return on the initial public offering price on all outstanding shares of our common stock on a fully-diluted basis, otherwise referred to herein as the “Subordination.”

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than a reserve for recurring capital expenditures, and amounts estimated for leasing commissions and tenant improvements for renewing space. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan interest payments on the leasehold mortgage loan that will be outstanding upon completion of this offering. None of the indebtedness outstanding upon completion of this offering will mature during the 12 months ending [•], 2011. The $20.0 million leasehold mortgage loan securing the Beverly Hills Property does not mature until July 11, 2016. Any such financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and we have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Dividends and other distributions made by us will be authorized by our board of directors in its sole discretion out of funds legally available for distribution to our stockholders and will be dependent upon a number of factors, including restrictions under applicable law, the requirements for our qualification as a REIT for federal income tax purposes and other factors described below. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected dividends per share if the underwriters’ overallotment option is exercised; however, this could require us to pay dividends from net offering proceeds.

We anticipate that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for federal income tax purposes due to the write-off of prepayment fees paid with offering proceeds and non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, we anticipate that a portion of these distributions will represent a return of capital for federal income tax purposes. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits, if any, may vary substantially from year to year. For a discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Considerations.”

We cannot assure you that our estimated dividends will be made or sustained or that our board of directors will not change our distribution policy in the future. Once the Subordination is met, the holders of the Class B common units in our operating partnership will become entitled to share in distributions to our stockholders and, accordingly, the distributions to our stockholders would be expected to decrease significantly. Any dividends or other distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements and other factors that could differ materially from our expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our portfolio, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make some distributions.

The following table describes our pro forma net income for the 12 months ended March 31, 2011, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending March 31, 2011 (amounts in thousands except share data, per share data, square footage data, per square foot data and percentages):

$

$

$
$
$

CAPITALIZATION

The following table sets forth the historical capitalization of the Predecessor Entity as of March 31, 2011 and our pro forma capitalization as of March 31, 2011, adjusted to give effect to this offering and the formation transactions, and use of the net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2011
	Predecessor Entity Historical	Pro Forma Consolidated
	(In thousands)
Debt: Notes payable	$20,000
Stockholders’ equity:
Preferred stock, $.01 par value per share, shares authorized, none issued or outstanding
Common stock, $.01 par value per share, shares authorized, shares issued and outstanding on a pro forma basis(1)
Additional paid in capital
Members’ equity	(3,005)
Note receivable – related party	(1,093)
Total equity	(4,098)
Total capitalization(2)	$15,902	$

(1)	Pro forma common stock outstanding includes common stock to be issued in this offering and excludes (i) shares issuable upon exercise of the underwriters’ overallotment option in full, (ii) additional shares of common stock available for future issuance under our stock incentive plan, (iii) shares that may be issued, at our option, upon exchange of Class B common units of the operating partnership to be issued in the formation transactions.
(2)	Does not include other liabilities such as accounts payable and tenant security deposits.

DILUTION

Purchasers of shares of our common stock offered in this prospectus will experience an immediate and substantial dilution in the net tangible book value per share of our common stock from the initial public offering price. As of March 31, 2011, we had a combined net tangible book value of approximately $[•] million, assuming the exchange of common units of our operating partnership into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds,” and the formation transactions, and the deduction of underwriting discounts and commissions and estimated offering and formation expenses, the pro forma net tangible book value as of March 31, 2011 attributable to common stockholders would have been $[•] million, or $[•] per share of our common stock, assuming the exchange of common units of our operating partnership into shares of our common stock on a one-for-one basis. This amount represents an immediate dilution in pro forma net tangible book value of $[•] per share to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share before the formation transactions and this offering	$
Net increase in pro forma net tangible book value per share attributable to the formation transactions and this offering	$
Pro forma net tangible book value per share after the formation transactions and this offering	$
Dilution in pro forma net tangible book value per share to new investors	$

SELECTED FINANCIAL DATA

The following table sets forth summary selected financial and operating data on (i) a proforma basis for our company and (ii) a historical basis for the Predecessor Entity. The Predecessor Entity’s activities are comprised of its wholly-owned subsidiary’s leasehold interest in the Beverly Hills Property, an approximately 68,000 square foot office building located in Beverly Hills, California. We have not presented historical information for ALDA Office Properties, Inc. because we have not had any corporate activity since our formation other than the issuance of 500 shares of common stock to each of ALDA Capital, LLC and Richard S. Ackerman in connection with our initial capitalization and because we believe that a discussion of the results of ALDA Office Properties, Inc. would not be meaningful.

You should read the following summary selected financial data in conjunction with our historical consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The historical consolidated balance sheet information as of March 31, 2011 of the Predecessor Entity and the consolidated statement of operations for the three months ended March 31, 2011 and 2010 of the Predecessor Entity have been derived from the historical unaudited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods. The historical consolidated balance sheet information as of December 31, 2010 and 2009 of the Predecessor Entity and the consolidated statements of operations information for each of the periods ended December 31, 2010, 2009 and 2008 of the Predecessor Entity have been derived from the historical audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated balance sheet information as of December 31, 2008, 2007 and 2006 of the Predecessor Entity and the consolidated statements of operations information for each of the periods ended December 31, 2007 and 2006 of the Predecessor Entity have been derived from the historical unaudited consolidated financial statements of the Predecessor Entity.

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Combined	Historical Consolidated		Pro Forma Combined	Historical Consolidated
	2011	2011	2010	2010	2010	2009	2008	2007	2006
		(unaudited)	(unaudited)		(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Revenues
Rental revenue		$667,133	$731,725		$2,788,103	$2,964,313	$3,014,028	$3,077,590	$2,243,341
Other revenue		24,677	31,284		26,880	157,011	257,958	263,088	63,809
		691,810	763,009		2,814,983	3,121,324	3,271,986	3,248,963	2,307,150
Operating Expenses
Interest expense		318,106	318,106		1,289,703	1,289,703	1,293,159	1,289,957	1,097,893
Utilities		35,846	37,594		176,822	190,557	213,384	196,308	205,235
Repairs and maintenance		117,692	102,440		443,148	436,329	435,135	354,579	305,838
Real estate taxes		57,772	56,718		228,981	224,840	219,544	214,910	203,594
Bad debt expense		1,116	(6,577)		191,133	277,362	—	24,924	—
Ground lease rent		41,550	41,550		166,200	166,200	166,200	166,200	166,275
Business and other taxes		22,033	44,836		122,331	76,383	82,506	78,381	61,178
Property management fees		17,218	17,309		67,734	70,123	74,052	75,245	54,286
Insurance		6,958	3,814		24,622	15,439	16,233	12,924	18,109
Payroll		7,500	9,971		32,514	42,500	39,957	86,604	113,719
Professional fees		1,900	6,341		206,076	28,439	20,767	97,959	22,934
Administrative expense		6,017	7,753		25,301	19,549	21,927	7,992	43,951
Depreciation		157,666	167,564		634,040	600,135	569,294	545,304	565,933
Amortization		42,066	40,714		162,207	193,537	183,259	329,651	541,815
Loss on forgiveness of related party note receivable		—	—		1,080,659	—	—	—	—
Loss on disposal of fixed assets		—	—		26,460	—	—	—	—
		833,440	848,133		4,877,931	3,631,096	3,335,417	3,480,938	3,400,760
Net loss		$(141,630)	$(85,124)		$(2,062,948)	$(509,772)	$(63,431)	$(140,260)	$(1,093,610)

	Three Months Ended March 31,			Year Ended December 31,
	Pro Forma Combined	Historical Consolidated		Pro Forma Combined	Historical Consolidated
	2011	2011	2010	2010	2010	2009	2008	2007	2006
		(unaudited)	(unaudited)		(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Balance Sheet Data (at period end)
Assets
Investment in real estate, net		$14,343,385	$14,686,607		$14,473,655	$14,844,574	$15,141,513	$15,622,936	$16,097,372
Total assets		16,518,199	17,848,341		16,819,019	18,058,856	18,562,582	19,036,858	18,211,159
Mortgage note payable		20,000,000	20,000,000		20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Total liabilities		20,616,624	20,580,653		20,647,004	20,626,044	20,519,998	20,430,843	20,426,251
Total equity		(4,098,425)	(2,732,312)		(3,827,985)	(2,567,188)	(1,957,416)	(1,393,985)	(2,215,092)
Per Share Data:
Pro forma basis and diluted earnings (loss) per share		—	—		—	—	—	—	—
Pro forma weighted average common shares outstanding – basis and diluted		—	—		—	—	—	—	—
Other Data:
Pro forma funds from operations		—	—		—	—	—	—	—
Pro forma diluted funds from operations per share		—	—		—	—	—	—	—
Cash flows from:
Operating activities		$86,762	$80,987		$(207,910)	$372,444	$732,870	$681,046	$(241,057)
Investing activities		(148,262)	(75,818)		(66,257)	(568,510)	(291,908)	(1,399,476)	(2,103,590)
Financing activities		(128,810)	(80,000)		1,016,462	(100,000)	(500,000)	956,296	1,395,847

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with selected financial data, the audited consolidated financial statements of the Predecessor Entity as of December 31, 2010 and 2009 and for the periods ended December 31, 2010, 2009 and 2008, and the unaudited consolidated financial statements of the Predecessor Entity as of March 31, 2011 and for the three months ended March 31, 2011 and 2010, and related notes thereto, appearing elsewhere in this prospectus. Where appropriate, the following discussion includes analysis of the effects of the formation transactions, certain other transactions and this offering. These effects are reflected in the pro forma financial statements located elsewhere in this prospectus. As used in this section, unless the context otherwise requires, “we,” “us,” “our” and “the company” mean the Predecessor Entity and its wholly-owned subsidiary for the periods presented and ALDA Office Properties, Inc. and its consolidated subsidiaries upon consummation of this offering and the formation transactions.

Overview

Our Company

ALDA Office Properties, Inc. is a Maryland corporation formed in 2011. ALDA Office Properties, Inc. has not had any corporate activity since its formation, other than the issuance of 500 shares of its common stock to each of ALDA Capital, LLC which we refer to herein as “ALDA,” and Richard S. Ackerman in connection with the initial capitalization of our company and activities in preparation for this offering and the formation transactions. Accordingly we do not believe that a discussion of the results of ALDA Office Properties, Inc. would be meaningful, and we have therefore set forth below a discussion regarding the historical operations of the Predecessor Entity, 315 South Beverly Holdings, LLC, and its wholly-owned subsidiary. The Predecessor Entity and its wholly-owned subsidiary are comprised of the operations and activity of the Beverly Hills Property.

Formation Transactions

Concurrently with this offering, we will complete the formation transactions, pursuant to which we will acquire the wholly-owned subsidiary of the Predecessor Entity, which holds a leasehold interest in the Beverly Hills Property. To acquire the interest in the subsidiary from the Predecessor Entity, we will issue to the Predecessor Entity Class B common units of the operating partnership in an amount equal to $[•].

History of 315 South Beverly Drive

The Predecessor Entity, 315 South Beverly Holdings, LLC, a Delaware limited liability company, and its subsidiary, 315 South Beverly Drive, LLC, a Delaware limited liability company, were formed on February 3, 2005, for the purpose of investing in real estate and related ventures. The members of the Predecessor Entity are AZ 315 South Beverly, LLC, which we refer to herein as “AZ 315,” and ALDA. AZ 315 is controlled by Richard S. Ackerman and Alan D. Gordon owns a substantial interest in and manages ALDA Capital, LLC.

On March 1, 2005, the company acquired a leasehold interest in the Beverly Hills Property, an office building located in Beverly Hills, California, for a net purchase price of $16,441,688.

Upon consummation of this offering and the formation transactions, we expect our operations to be carried on through our operating partnership, which we formed on [•], 2011, and subsidiaries of our partnership, to be formed in the future. Consummation of the formation transactions will enable us to (1) consolidate the ownership of the leasehold interest in the Beverly Hills Property under our operating partnership (2) facilitate this offering and (3) qualify as a real estate investment trust for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2011. As a result, we expect to be a fully-integrated, self-administered and self-managed real estate company (excepting only certain third party property management and leasing arrangements) with approximately 7 employees providing in-house expertise in asset management, property development, tenant improvement construction, acquisitions, repositioning, redevelopment and financing.

Revenue Base

Upon consummation of this offering and the formation transactions we will acquire 100% of the interests in the entity that holds the leasehold interest in the Beverly Hills Property. As of June 30, 2011, the property is approximately 99.6% leased. The property is located in Beverly Hills, California.

Historically, the company primarily leased the Beverly Hills Property to tenants on a modified gross lease basis, and we expect to continue to do so in the future. A modified gross lease has a base year expense stop, whereby the tenant pays a stated amount of expenses as part of the rent payment, while future increases (above the base year stop) in property operating expenses are billed to the tenant based on such tenant’s proportionate square footage in the property. The property operating expenses are reflected in operating expenses, but only the increased property operating expenses above the base year stop recovered from tenants are reflected as tenant recoveries in the statement of income.

Factors That May Influence Our Operating Results

Business and Strategy.  We plan to focus our investment strategy on office properties of 300,000 square feet or less, located in submarkets with supply constraints as well as underperforming properties that provide opportunities to implement a value-added strategy to increase occupancy rates and cash flow. Additionally, we intend to acquire properties that are distressed due to near term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. Our strategy includes looking at tenant-in-common, or TIC, owned properties and portfolios which are distressed due to the ownership structure that constrains the ability to make additional capital investments.

We intend to pursue acquisitions of additional properties as our growth strategy, which may include properties that have substantial vacancy, which would enable us to increase cash flow through lease-up. We expect to continue to acquire properties subject to existing mortgage financing and other indebtedness in connection with acquiring or refinancing these properties. Debt service on such indebtedness will have a priority over any distributions with respect to our common stock.

Rental Revenue.  The amount of net rental revenue generated by the Beverly Hills Property depends primarily on our ability to maintain the occupancy rates of currently leased space and to lease currently available space as well as space that becomes available. As of June 30, 2011, the percent leased for the Beverly Hills Property was approximately 99.6%. We believe that the average rental rates for the Beverly Hills Property are generally equal to or slightly above the current average quoted market rate. Negative trends in one or more of these factors could adversely affect our rental revenue in future periods. Future economic downturns or regional downturns affecting Beverly Hills or downturns in our tenants’ industries that impair our ability to renew or re-let space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at the Beverly Hills Property. In addition, growth in rental revenue will also partially depend on our ability to acquire additional properties that meet our investment criteria.

Conditions in Our Markets.  The Beverly Hills Property is located in Beverly Hills, California. Positive or negative changes in economic or other conditions in California, including the state budgetary shortfall, employment rates, natural hazards and other factors, may impact our overall performance.

Operating Expenses.  Our operating expenses generally consist of utilities, property and ad valorem taxes, insurance and site maintenance costs. Increases in these expenses over tenants’ base years are generally passed on to tenants due to our modified gross leases. As a public company, we estimate our annual general and administrative expenses will increase significantly due to increased overhead created by directly employing 7 people, increased legal, insurance, accounting and other expenses related to being a public entity, including corporate governance, SEC reporting and other compliance matters, compared to the Predecessor Entity’s operations. In addition, we expect the Beverly Hills Property to be reassessed after the consummation of this offering. We believe the amount of property taxes we pay in the future will increase. However, given the uncertainty of the amount involved, we have not included the impact of any anticipated property tax increase in our pro forma financial statements.

Critical Accounting Policies

Our discussion and analysis of the historical financial condition and results of operations of the company are based upon its consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.”

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. We have provided a summary of our significant accounting policies in the notes to the consolidated financial statements of the company elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. We evaluate these estimates on an ongoing basis, based upon information currently available and on various assumptions that we believe are reasonable as of the date hereof. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our results of operations and financial condition to those of other companies.

Cash and cash equivalents

The company considers all short-term financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Mortgage escrow deposits

The company maintains reserves in escrow with the lender for insurance and real estate taxes, as well as for capital improvements.

Accounts receivable

Accounts receivable are comprised of (a) amounts billed but uncollected for monthly rents and other charges related to the property, (b) estimated unbilled amounts for tenant reimbursement of operating expenses and real estate taxes related to the property. Any allowance for doubtful accounts is based on specific identification of uncollectible accounts and the company’s historical collection experience.

Investment in real estate

Investment in real estate is carried at cost less accumulated depreciation and amortization. The company allocates the cost of an acquisition, including the assumption of liability, to the acquired tangible asset and identifiable intangibles based on their relative fair values. The company assesses fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market economic conditions.

Depreciation is provided using the straight-line method over the estimated useful life of the assets for building, improvements and furniture and fixtures and the term of the lease for tenant improvements. The estimated useful lives being used are as follows:

Building	40 years
Building improvements	5 – 40 years
Furniture and fixtures	7 years
Tenant improvements	2 – 5 years

Repair and maintenance costs are expensed as incurred, whereas expenditures that improve or extend the service lives of assets are capitalized.

Lease Intangibles

The company records acquired “above and below” market leases at fair value using discount rates which reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (a) the contractual amounts to be paid pursuant to each in-place lease and (b) management’s estimate of market rate for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended term for any leases with below-market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the company’s evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and cost to execute similar leases. In estimating carrying costs, the company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependant on local market conditions. In estimating costs to execute similar leases, the company considers leasing commissions, legal and other related costs.

Above and below market lease intangibles are amortized over the remaining non-cancellable lease terms and bargain renewal period, if any. In-place lease intangibles and other lease intangibles are amortized to expense over the remaining non-cancellable lease terms and bargain renewal periods, if any. The below market ground lease is amortized to expense over the remaining non-cancellable lease term.

Revenue recognition

Base rental income is recognized on a straight-line basis over the terms of the related leases, inclusive of leases which provide for scheduled rent increases or rent concessions. Differences between rental income earned and amounts due according to the respective lease agreements are credited or charged to deferred rent receivable, as applicable.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Concentration of credit risk

Financial instruments which potentially subject the company to credit risk consist of cash and accounts receivable. The company’s credit risk is mitigated by the relatively short collection period.

Impairment of long-lived assets

The company assesses the carrying value of investment property and related intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

Results of Operations

Comparison of the three months ended March 31, 2011 to the three months ended March 31, 2010

Revenues

Total Revenue.  Total revenue consists of rental revenue, tenant recoveries and other property-related revenues. Total revenues declined by approximately $71,000 from $763,009 as of March 31, 2010 to $691,810 as of March 31, 2011. The period to period changes in the items that comprise total revenue are attributable primarily to the factors described below.

Rental Revenue.  Rental revenue includes rent from office and retail tenants. Total rental revenue declined from $731,725 as of March 31, 2010 to $667,133 as of March 31, 2011. The decrease is primarily due to a decrease in occupancy from 90.2% as of March 31, 2010 to 86.4% as of March 31, 2011.

Other Revenue.  Other revenue consists primarily of tenant recoveries and parking income. Other revenue decreased from $31,284 as of March 31, 2010 to $24,677 as of March 31, 2011. The decrease is due to the decrease in occupancy, as well as the decrease in recoveries as new tenants come in and their expense stop base year is reset.

Expenses

Total Expenses.  Total operating expenses consist of property operating expenses as well as general and administrative expenses, management fees, interest and depreciation and amortization. Total expenses decreased from $848,133 as of March 31, 2010 to $833,440 as of March 31, 2011. The decrease is attributable to a decrease in depreciation and business tax. Interest expense remained flat, as did ground lease expense.

Net Income/Loss

There was a net loss for the three months ended March 31, 2011 of $141,630 compared with a net loss of $85,124 for the three months ended March 31, 2010. The increase in the net loss is due to the decline in revenues caused by the decrease in occupancy and reduction in rent.

Comparison of the twelve months ended December 31, 2010 to the twelve months ended December 31, 2009

Revenues

Total Revenue.  Total revenue consists of rental revenue, tenant recoveries and other property-related revenues. Total revenues declined by approximately $294,000 from $3,121,324 as of December 31, 2009 to $2,814,893 as of December 31, 2010. The period to period changes in the items that comprise total revenue are attributable primarily to the factors described below.

Rental Revenue.  Rental revenue includes rent from the office and retail tenants. Total rental revenue declined from $2,964,313 as of December 31, 2009 to $2,788,103 as of December 31, 2010. The decrease is primarily due to the decrease in occupancy from 85.7% as of December 31, 2009 to 83.6% as of December 31, 2010.

Other Revenue.  Other revenue consists primarily of tenant recoveries and parking income. Other revenue decreased from $157,011 as of December 31, 2009 to $26,880 as of December 31, 2010. The decrease is due to the decrease in occupancy as well as the decrease in recoveries as new tenants come in and their expense stop base year is reset.

Expenses

Total Expenses.  Total operating expenses consist of property operating expenses as well as general and administrative expenses, management fees, interest and depreciation and amortization. Total expenses increased from $3,631,096 as of December 31, 2009 to $3,770,812 as of December 31, 2010. The increase is attributable to an increase in professional fees. Interest expense remained flat, as did ground lease expense.

Other Expense Items.  Other expenses include loss on forgiveness of a related party note receivable and loss on disposal of fixed assets. Other expense items increased from $0 as of December 31, 2009 to $1,107,119 as of December 31, 2010. This increase is attributable to the forgiveness of a related party tenant improvement loan and the write-off of improvements.

Net Income/Loss

There was a net loss for the year ended December 31, 2010 of $2,062,948 compared with a net loss of $509,772 for the year ended December 31, 2009. The increase in the net loss is primarily attributable to the decline in revenues caused primarily by the decrease in occupancy and the increase in other expense items.

Comparison of the twelve months ended December 31, 2009 to the twelve months ended December 31, 2008

Revenues

Total Revenue.  Total revenue consists of rental revenue, tenant recoveries and other property-related revenues. Total revenues declined by approximately $151,000 from $3,271,986 as of December 31, 2008 to $3,121,324 as of December 31, 2009. The period to period changes in the items that comprise total revenue are attributable primarily to the factors described below.

Rental Revenue.  Rental revenue includes rent from the office and retail tenants. Total rental revenue declined from $3,014,028 as of December 31, 2008 to $2,964,313 as of December 31, 2009. The decrease is primarily due to the decrease in occupancy from 95.2% as of December 31, 2008 to 85.7% as of December 31, 2009.

Other Revenue.  Other revenue consists primarily of tenant recoveries and parking income. Other revenue decreased from $257,958 as of December 31, 2008 to $157,011 as of December 31, 2009. The decrease is due to the decrease in occupancy as well as the decrease in recoveries as new tenants come in and their expense stop base year is reset.

Expenses

Total Expenses.  Total operating expenses consist of property operating expenses as well as general and administrative expenses, management fees, interest and depreciation and amortization. Total expenses increased from $3,335,417 as of December 31, 2008 to $3,631,096 as of December 31, 2009. The increase is attributable to an increase in bad debt expense. Interest expense remained flat, as did ground lease expense.

Other Expense Items.  There were no other expense items in either 2008 or 2009.

Net Income/Loss

There was a net loss of $509,772 for the year ended December 31, 2009 compared with a net loss of $63,431 for the year ended December 31, 2008. The increase in the net loss is primarily attributable to the decline in revenues caused primarily by the decrease in occupancy and the increase in bad debt.

Liquidity and Capital Resources

Analysis of Liquidity and Capital Resources

We believe that this offering and the formation transactions will improve upon the historical financial performance of the company through changes in our capital structure, including a reduction in our leverage. After completion of this offering and the formation transactions, we expect our initial ratio of debt to market capitalization to be approximately [•]%. Our total market capitalization is defined as the sum of the market value of our outstanding common stock (which may decrease, thereby increasing our debt to total capitalization ratio), including restricted stock that we may issue to certain of our directors and executive officers, plus the aggregate value of common units not owned by us, plus the book value of our total consolidated indebtedness. Upon completion of this offering and the formation transactions, we expect to have approximately $[•] of available cash (excluding [•] in reserves relating to required escrows for the leasehold loan on the Beverly Hills Property) and assuming no exercise of the underwriters’ overallotment.

Our short-term liquidity requirements primarily consist of operating expenses and other expenditures associated with the Beverly Hills Property and properties we may acquire in the future, distributions to our limited partners and distribution payments to our stockholders, including those required to maintain our REIT status, capital expenditures and potentially acquisitions. We expect to meet our short-term liquidity requirements through net cash from operations and the proceeds of this offering.

Our long-term liquidity needs consist primarily of funds necessary for the repayment of debt at maturity, property acquisitions and non-recurring capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness and the issuance of equity and debt securities.

We believe that, upon the completion of this offering, and as a publicly-traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the issuance of additional equity. However, as a new public company, we cannot assure that this will be the case. Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of any unencumbered assets, and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets will be dependent on a number of factors as well; including general market conditions for REITs and market perceptions about our company.

Indebtedness to be Outstanding after this Offering

Upon completion of this offering and the formation transactions, we expect to have $20 million of outstanding indebtedness. The outstanding indebtedness is comprised entirely of a leasehold mortgage secured by our leasehold interest in the Beverly Hills Property. The loan is at a fixed rate of 6.22% and matures on July 11, 2016. The loan was made to a single borrower subsidiary and is secured by a leasehold mortgage lien on the Beverly Hills Property, a security interest in all personal property used in connection with that property and an assignment of all rents and leases relating to the property. The loan is non-recourse. Prepayment under the loan is only allowed through defeasance until 6 months prior to maturity, provided that we will not be permitted to defease the loan if there has been an event of default. Thereafter, prepayment of the loan is permitted in whole or in part. The servicer of the loan is Wells Fargo Commercial Mortgage Servicing Department.

The leasehold mortgage contains customary events of default including defaults in the payment of interest, defaults in the ground lease, defaults in compliance with the covenants contained in the documents evidencing and securing the loan, including an environmental indemnity agreement given in favor of the lender, and bankruptcy or other insolvency events.

Contractual Obligations

The following table provides information with respect to our commitments at December 31, 2010, including any guaranteed or minimum commitments under contractual obligations.

	Payments Due by Period
Contractual Obligation	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Principal payments on mortgage loan	$20,000,000	$—	$—	$—	$20,000,000
Interest payments on mortgage loan	7,045,878	1,261,278	2,526,011	2,522,556	736,033
Ground lease	2,617,650	166,200	332,400	332,400	1,786,650
Tenant-related commitments(1)	157,670	157,670	—	—	—
Total:	$29,821,198	$1,585,148	$2,858,411	$2,854,956	$22,522,683

(1)	Reflects tenant improvement allowances for certain tenants.

Off Balance Sheet Arrangements

At March 31, 2011, we did not have any off-balance sheet arrangements as defined in Regulation S-K, Section 303.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. In pursuing our business plan, we expect that interest rate risk will be the primary market risk to which we will be exposed.

We may be exposed to the effects of interest rate changes primarily as a result of debt used to maintain liquidity and fund expansion of our real estate investment portfolio and operations. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates and, in some cases, with the ability to convert variable rates to fixed rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes. As of March 31, 2011, we had no outstanding variable interest rate debt and therefore, we were not exposed to interest rate risk related to our debt.

INDUSTRY BACKGROUND AND MARKET OPPORTUNITY

Unless otherwise indicated, all information in this Industry Background and Market Opportunity section is derived from the market studies prepared by RCG. References in this section to “BLS” are to the Bureau of Labor Statistics and references to “MBA” are to the Mortgage Banker’s Association.

California Economic and Office Market Overview

Economic Overview

We believe the current dislocation in the California office real estate capital markets and corresponding depressed real estate operating fundamentals will provide us with an opportunity to acquire assets in our target markets that generate attractive risk-adjusted returns and expand our initial portfolio.

The world’s worst financial crisis since the Great Depression began as the deflating housing market bubble that evolved into a credit crunch in 2007 and early 2008 resulted in massive write-downs in mortgage-related financial assets. Financial market conditions grew worse through the summer of 2008 as economic activity slowed and credit availability dried up before the financial crisis erupted in September 2008. Indeed, financial markets edged close to the brink of total meltdown as liquidity vanished from the system and major financial institutions failed, restructured or were absorbed by larger banks.

The financial crisis and Great Recession of 2008 through 2009 deeply affected the economy and real estate markets in California and the country as a whole. The rate of job loss during the recession in California exceeded the nation as a whole: total employment in California declined 8.6% during 2008 and 2009, compared with 6.3% at the national level. While California’s unemployment rate has historically exceeded the national rate by an average of 1.1 percentage points, during the recession, the spread widened to 2.3 percentage points at the end of 2009 from 0.5 percentage points in December 2006. In terms of total economic output, however, California’s recession was not as deep as the overall country. On an annual basis, California’s gross state product (GSP) declined 2.2% in 2009; the U.S. gross domestic product (GDP) contracted 2.6% on the year.

Through early 2011, California’s economy has been in a moderate recovery. California’s labor market recovery began in mid-to-late 2010. Compared with the country as a whole, however, recovery has lagged in the state. Payroll expansion totaled 0.2% year-over-year through December in California, representing the creation of 27,300 jobs. At the national level, total employment grew 0.7% year-over-year. Furthermore, while the U.S. unemployment rate decreased 50 basis points to 9.4%, California’s unemployment rate increased an additional 30 basis points to 12.5%. Early statistics in 2011 indicate employment growth has accelerated in recent months, particularly in the private sector. The fiscal situations at the federal, state and local levels remain a drag on the state economy.

We believe current market conditions will present an attractive investment environment for well-capitalized buyers for the next several years. First, we believe that the current weakness in the California real estate market will create attractive opportunities to acquire properties at significant discounts to intrinsic value. Second, we believe that California has an overall strong and resilient economy, which is poised for a recovery. Accordingly, we believe that, as the economy continues to recover, California office real estate will generate attractive operating returns and long-term value.

California Opportunity

California is the largest state in the country, with a population totaling 37.3 million in 2010. Approximately one-eighth of the U.S. population lives in California. By comparison, states ranking second and third respectively in terms of population were Texas (25.2 million) and New York (19.6 million). California’s gross state product (GSP) of $1.9 trillion in 2009 ranks its economy as the eighth-largest in the world, ahead of Brazil, Spain and India. According to the latest available figures, California accounts for roughly 13.9% of the U.S. gross domestic product (GDP). California residents are relatively affluent compared with the U.S. average. Median household income in California reached $56,134 in 2009 compared with $49,777 in the United States as a whole.

A diverse set of industries drives economic growth in California. Across the state, dominant economic drivers include technological innovation and investment, the media and entertainment industries, professional and business services, financial services, education, healthcare, international trade, agriculture, tourism and travel, and medical/scientific research and development (R&D). In Northern California, particularly in the Bay Area, the large cluster of high-technology firms fuels economic growth throughout the region. Southern California’s media and entertainment cluster is integral to the region’s economy. Much of the region’s growing biotech sector is clustered in San Diego. A diverse set of industries cluster in Orange County, including creative and knowledge industries — such as professional services and auto design — tourism, manufacturing, biomedical and high tech.

Despite recent turmoil associated with the recession, including a weak housing market and state budget troubles, California’s economy has proved resilient through past boom and bust cycles, and RCG expects the state to rebound through the next several years. Favorable assets, including a dynamic workforce, world-class institutions, physical infrastructure and geography, will likely be instrumental in propelling California’s long-term economic growth.

A period of economic growth and rising prosperity has begun to emerge, fueled by job creation and stabilizing home values. Private sector employers as a whole are expected to continue adding jobs through the forecast period, with the rate of growth likely to accelerate in 2011 and 2012. As tax revenues grow to mitigate budget gaps, RCG expects that government sector layoffs will likely subside after 2011, while a slowly recovering housing market should support rising employment levels in the construction sector. RCG forecasts that overall employment will increase by 0.9% in 2011 and 1.3% in 2012. While a brief mid-cycle slowdown is expected to reduce the employment growth rate to 1.0% in 2013, expansion should accelerate thereafter. By 2015, RCG’s forecast calls for total statewide employment to grow at an annual rate of 1.7%, exceeding the national employment growth rate by 0.4 percentage points. From 2011 through 2015, RCG’s forecast calls for job creation to total 218,800 jobs at an annual growth rate of 2.1%, compared with 1.3% overall.

We believe that California is poised for a strong rebound in the coming years with its diverse and adaptive economy, creative and highly-skilled workforce, and dynamic clusters of high-value services and knowledge industries. Though some challenges have persisted beyond the recession, private sector job creation has taken root and we believe that it will likely accelerate through the near term. Despite its large size and mature economy, California generally follows boom and bust cycles, and we expect that this time should be no different.

California Office Market

California’s office market contains approximately 654 million square feet of space and is concentrated in urban locations, mainly in Southern California and the Bay Area. Los Angeles is the largest office market in the state with 194 million square feet of space. Elsewhere in Southern California, Orange County is the second largest market in the region with 83.2 million square feet of space, followed by San Diego (56.0 million square feet). San Francisco is the largest office market in Northern California with 110 million square feet.

Office market fundamentals weakened during the recession as demand from a variety of industries declined. After hitting a cyclical fourth-quarter low of 11.7% in 2006, the vacancy rate started to rise in 2007 before climbing to 18.4% by 2010.

The office investment climate deteriorated during the recession as well, as a result of both weak fundamentals and a lack of capital for acquisitions. After several years of steady appreciation and capitalization rate, or “cap rate,” compression, office investment activity peaked in 2007. As the credit crunch evolved into a full-blown financial crisis, capital markets became effectively closed for real estate investment in 2008 and 2009. A sharp demand contraction contributed to widespread uncertainty regarding valuations, effectively limiting non-distressed asset sales and sidelining even well-capitalized investors. By 2009, office investment activity slowed to a near halt.

While the office investment climate has indeed improved since the financial crisis, California’s office investment market has yet to fully recover. Despite historically low interest rates, domestic and foreign institutional investors’ risk aversion has limited the scope of suitable assets to a narrow band of core, high-quality, stabilized assets, which has led to a bifurcation in pricing among prime and non-prime assets. A persistent lack of capital for investment in non-prime office properties has resulted in weak pricing and higher cap rates relative to prime properties. Low levels of commercial mortgage originations and commercial mortgage-backed securities (CMBS) issuance has exacerbated the capital problem, while the prevalence of distressed assets — particularly in non-prime locations — has further impacted pricing. As a whole, the Transactions-Based Index of Institutional Commercial Property Investment Performance (TBI), based on verified sales of properties surveyed by NCREIF, illustrates the slow rebound in pricing since the trough of the cycle. As of the first quarter of 2011, the national price index has increased 14.8% off the cyclical low from the fourth quarter of 2009; however, transaction prices were still 21.2% less than the peak from the first quarter of 2008.

Through the five-year forecast horizon, RCG believes that California’s office market recovery prospects appear strong. Dominant office-using industries, including tech, media, entertainment, finance and professional services, are all poised to expand at a strong pace through the forecast period. RCG expects that office employment in California will expand at a faster rate than overall employment through 2015. RCG forecasts office payrolls to grow at an average annual rate of 1.8% through 2015, compared with 1.3% overall, which translates to 282,200 new office jobs throughout the state during the five-year forecast period. RCG’s forecast further calls for California’s office market as a whole to begin tightening in 2011 as job growth translates into positive absorption. A near complete shutdown in new construction deliveries by 2012 bodes well for near-term supply/demand fundamentals as well. The statewide vacancy rate should decline through 2015.

RCG forecasts that average asking rents will rise at the state level in 2011, though at a relatively moderate pace. Through the medium term, as local office markets tighten and competition for space heats up in the most desirable submarkets, RCG believes that rent growth should gain momentum. As rents rise and space tightens, construction activity is likely to resume as well. However, a lack of available financing for construction projects will likely limit annual deliveries to a conservative level compared with the last office building cycle.

Our Target Markets

We will primarily target high-barrier-to-entry locations in California markets with favorable, long-term supply-demand characteristics. Accordingly, our target markets include the largest metropolitan markets in California, specifically Los Angeles, Orange County and San Francisco. Set forth below is a description of each of our target markets.

Los Angeles

Economy.  The Los Angeles metropolitan area, synonymous with Los Angeles County, is bounded by Ventura County and the Pacific Ocean to the west, Kern County to the north, San Bernardino County to the east, and Orange County to the South. The metropolitan area contains one of the world’s largest, most influential economies, fueled by several dynamic industry clusters, a relatively well-educated workforce, and a large, diverse population. According to the Los Angeles Economic Development Corporation (LAEDC), Los Angeles County’s gross product was an estimated $505 billion in 2010, exceeding the gross product of all but 19 countries. Los Angeles’ gross product increased by 1.0% from 2009, compared with a 3.8% decline the previous year, reflecting improved economic conditions in the metropolitan area.

Los Angeles’ employment base totaled approximately 3.8 million positions at the end of 2010, roughly unchanged from the previous year. Although sectors most directly impacted by the housing market downturn and resulting decline in consumer spending and tax revenues shed additional jobs during the year, the rate of decline slowed in most of these sectors. These losses were partially offset by solid rebounds in several private employment sectors including information services (3.8% growth), leisure and hospitality (2.2%), educational and health services (1.8%), and professional and business services (1.1%).

The entertainment industry has been a major driver of the economic recovery, as increases in all types of production have supported job growth. According to FilmL.A., the number of on-location filming days increased by 4.7% year-over-year in the first quarter of 2011 — the fifth-consecutive quarter with an annual increase in production days. The information services sector, which includes the motion picture and sound recording subsector, increased by 3.8% in 2010 with the addition of 7,200 jobs. However, because of the large number of entertainment industry contractors and other workers not included in payroll statistics, entertainment industry-related job growth was likely much greater.

New media is an increasingly important industry in Los Angeles. Several of the world’s largest video game companies, including Electronic Arts (Playa del Vista), Activision Blizzard (Santa Monica) and THQ (Agoura Hills), as well as internet industry leaders such as Facebook and Yahoo! have headquarters or major operations in the metropolitan area. Given the size of Los Angeles’ entertainment industry cluster, the metropolitan area will continue to have a major competitive advantage as the entertainment and internet/new media industries become increasingly entwined.

As business confidence improves in 2011, RCG expects most employment sectors in Los Angeles to add jobs, driving total employment growth of 0.5%. RCG believes that sectors that grew at the fastest rate during 2010 should continue to drive the recovery, while construction, manufacturing and government will lag. RCG further expects total employment growth to accelerate to 1.0% in 2012, followed by a slight slowdown to 0.8% in 2013, in line with the forecasted national economic deceleration caused by higher inflation. Thereafter, RCG forecasts employment growth to accelerate to 1.3% and 1.5% in 2014 and 2015, respectively. Through the five-year forecast period, RCG expects the net addition of about 194,000 jobs, bringing total payroll employment back to early 2009 levels. As the economy adds jobs, the unemployment rate should begin to decline in 2011, falling from 12.0% at the end of the year to 9.4% by the end of 2015. RCG expects the unemployment rate to remain elevated relative to recent lows during the housing boom as previously discouraged workers rejoin the labor force. Also, unlike the tech and housing bubbles, RCG expects a healthy, sustainable economic expansion resulting in a slower pace of job creation, but a fundamentally stronger economy in the longer term.

Office Market.  Los Angeles contained approximately 194 million square feet of office space in five distinct markets as of the end of 2010. The San Fernando Valley/Tri-Cities and West Los Angeles office markets were the largest, each with more than 50 million square feet, and the central business district, San Gabriel Valley/Wilshire Center and South Bay office markets each contained about 30 million square feet.

Because of steep employment losses in most sectors, Los Angeles’ office market was hit hard by the recession. Between 2006 and 2010, the primary office-using employment sectors (professional and business services, financial activities and information services) lost a total of more than 121,000 jobs. During the same period, the office vacancy rate nearly doubled, reaching 18.6% at the end of 2010 as compared with a recent year-end low of 10.3% in 2006. The average asking rent declined by a total of nearly 11% in 2009 and 2010, and effective rents declined much more significantly as landlords were forced to grant significant concessions to attract tenants.

Despite elevated vacancy rates throughout the county, office transaction volume increased in 2010 and early 2011. With Los Angeles’ economy and real estate markets appearing at or near the bottom of the cycle, more investors sought to enter the market to benefit from an expected improvement in occupancy rates and net operating income (“NOI”) during the next few years. We believe Los Angeles is also an attractive investment market given the close ties its industries and many of its residents have with other countries, particularly in the Pacific Rim. These characteristics position it well to benefit from increased globalization in both the short and longer terms.

Growing interest among investors in real estate in core markets was an important driver of demand for assets in Los Angeles since early 2011. In addition, the steep drop in valuations during the recession attracted buyers to the market. The number of large assets changing hands increased in recent months as investors sought stabilized trophy assets in Los Angeles. Declining cap rates reflected strong demand for these properties. However, valuations for smaller assets did not recover at the same pace, resulting in a gap between cap rates for assets totaling less than 300,000 square feet and cap rates for larger assets. As such, RCG expects that there will likely be significant opportunities to acquire smaller assets at steep price discounts to pre-recession valuations during the next few years.

Looking forward, RCG expects the Los Angeles office market to improve in 2011, with the recovery accelerating during the subsequent four years. The forecast calls for the overall vacancy rate to decline from 18.6% in 2010 to 13.3% by 2015, and for rent growth to accelerate from a 1.2% annual rate in 2011 to 4.5% by 2015. In addition to the improving economy, RCG expects a limited amount of new construction to be a key driver of improvement in market fundamentals. Following the completion of 737,000 square feet in 2011, no new supply is projected to come online in 2012 and 2013, enabling the absorption of existing vacant space.

RCG believes that the West Los Angeles market should lead the recovery, with the vacancy rate declining to around 10% and rent growth increasing to an annual rate of around 6.5% by 2015. The overall appeal of this market to tenants, coupled with continued growth in the key technology and entertainment industries are major reasons for the expected rapid improvement in market conditions. Despite current weakness, RCG expects the San Fernando Valley/Tri-Cities market to be one of the strongest markets by 2015, also driven by growth in the entertainment industry. As many technology start-ups and entertainment industry firms are small, owners of smaller properties totaling less than 300,000 square feet should benefit from the continued expansion of these industries.

RCG expects a slower recovery in the central business district of Los Angeles, although this is partially because this market generally is more stable than other parts of the county. RCG believes that the ongoing addition of entertainment, retail and residential in the downtown area should enhance its appeal to tenants and residents alike. RCG expects the South Bay to lag the recovery because of additional space givebacks by aerospace tenants in the short term, as well as the departure of some tenants to more desirable submarkets. However, by 2015, RCG believes that it will become the least-expensive office market, attracting cost-conscious tenants with its more reasonable rents. The low-cost San Gabriel Valley/Wilshire Center office market should also benefit from this trend.

In addition, many recent transactions in Los Angeles involved distressed assets, and the amount of distress in the market remains high. The volume of distressed office properties will likely continue to be elevated during the next few years as NOI falls short of projections for properties purchased at the height of the boom. RCG believes these distressed assets will present opportunities for well-capitalized investors to enter or expand in the market near the bottom, with significant upside potential as the office market rebounds.

Orange County

Economy.  The Orange County metropolitan area follows the geographical boundaries of Orange County. Bordered on the north by Los Angeles County, the east by the Inland Empire, the south by San Diego County and the Pacific Ocean on the west, Orange County has a land area of 789.4 square miles. The county offers a highly desirable quality of life, attracting residents and businesses alike.

While Orange County is often thought of as a suburban residential community to Los Angeles, the vast majority of residents are employed locally. The county has several prominent clusters of industries ranging from scientific and technical firms to creative sectors. Some of these high-profile clusters include professional services such as legal and finance, biomedical, high tech, auto design, fashion design, manufacturing, international trade and tourism.

The Orange County economy was one of the hardest-hit during the recent recession, as the county not only had a housing bubble but was also the center of the subprime mortgage industry. The loss of thousands of mortgage-related jobs and a sharp drop in homebuilding activity drove the county into recession earlier than most of the nation. From 2007 through the end of 2009, total employment in the county declined by nearly 180,000 jobs. By 2010, the economy stabilized and employers began to hire as overall employment reached nearly 1.4 million. In 2010, employment grew by 0.5%, or 6,600 positions.

As the local economy recovers in 2011, RCG expects payroll expansion of 1.3% or approximately 18,000 jobs. In 2011, RCG believes that hiring in leisure and hospitality, professional and business services, financial activities, and educational and health services should produce the majority of job growth. RCG further expects that hiring should accelerate in 2012, with total employment expanding by 1.5%, or more than 20,000 positions. RCG forecasts a slight slowdown in 2013 as higher inflation weighs on the national economy; however, jobs will still be added in Orange County. By 2014, the pace of local economic expansion should quicken and job growth is forecasted to average 1.8% per year in 2014 and 2015.

Professional and business services is the largest employment sector in Orange County. Positions in this sector with a sizable presence include legal, architectural and engineering, consulting, and administrative services. At year-end 2010, nearly 243,500 were employed in professional and business services, or 18.0% of all jobs in the county. Nearly 5,500 jobs, or 2.3% of sector employment, were created in 2010. This year, RCG forecasts that payrolls will increase by 2.1% and return to 2.3% growth in 2012. Between 2014 and 2015, RCG expects that payrolls should expand by an annual average of 2.6%.

The financial activities sector is another large employer, with a payroll of 105,200 at the end of 2010. The financial activities sector began to recover in 2010, adding 1,800 jobs, or 1.7% of sector employment. Moving forward, RCG believes that the sector should expand further, though RCG does not expect that employment will return to pre-recession peak levels for several years. In 2011, RCG forecasts that financial activities employment should increase by 1.9%, followed by 1.5% growth in 2012. After slowing in 2013, RCG further forecasts that job growth should accelerate from 1.6% in 2014 to 2.2% in 2015.

Office Market.  The Orange County market measures approximately 83.2 million square feet of office properties. These buildings tend to be relatively newer in construction with the majority built within the past 25 years. Clusters of buildings are spread throughout the county and there is no true central business district, although the submarkets surrounding John Wayne Airport are often cited as the closest approximation. Reflecting the historical suburban nature of the county, much of the stock consists of low- and mid-rise properties measuring less than 300,000 square feet. Financial and professional and business services firms tend to locate near the airport, while technology-related firms often occupy low-rise buildings surrounding the Irvine Spectrum.

Reflecting the severity of the recent recession, the amount of vacant space spiked and rental rates plummeted in Orange County with the disappearance of major tenants or even entire industries such as subprime mortgage lending. The housing correction and credit crunch led to weakness among financial, legal, architectural and engineering firms as well. Additionally, the market became oversupplied as developers responded to single-digit vacancy rates and double-digit rent growth in the years just prior to the recession. With economic conditions weak, the vacancy rate peaked at 21.8% by mid-2010. In the second half of 2010, the office market slowly began the recovery process. The return of job growth and an improved business climate prompted absorption to move towards positive territory and the vacancy rate decreased to 20.8% by year-end. Leasing activity is already on the rise with tenants in the finance and professional services industries leading the growth. While the largest leases in recent quarters occurred primarily within large Class A buildings near the airport and in prime submarkets such as Newport Beach, activity in medium and smaller properties began to accelerate early in 2011. In fact, vacant space within the Class B segment fell during the first quarter at a faster pace than the rest of the market. Additionally, the Class A vacancy rate is greater than the vacancy rate for the overall market, a reflection of the exodus of tenants from these properties during the recession and overbuilding in this segment in the years leading up to the recession.

RCG believes that leasing activity should slowly accelerate as new hires back-fill underutilized offices first, eventually prompting firms to acquire more space. In addition, many short-term leases signed within the last several years will roll in upcoming quarters, leading to additional relocation activity. With approximately 7,000 new office-using positions created during 2011 and 2012, RCG expects that tenant demand should rise and drive the vacancy rate lower. As a result of the increased demand and fewer spaces coming to market, RCG forecasts that the vacancy rate will fall below the 20% threshold by the end of 2011 and then reach 18.3% in 2012. Thereafter, RCG believes the Orange County vacancy rate should continue to trend lower, ultimately reaching 13.1% in 2015. During this period, RCG does not expect any significant new construction activity until at least 2015, at which point only a small amount of new product is expected to be delivered. RCG believes that the lack of construction will help the office market to recover.

As vacant space is absorbed and tenant demand grows in the near term, RCG believes that asking rental rates should begin to stabilize. After peaking in 2007, the average asking rent fell by nearly 26.0% by the end of 2010. With the vacancy rate in excess of 20%, tenants have a plethora of space options and RCG expects that asking rents should remain weak while the value of leasing concessions remains high. In the second half of the year, with absorption accelerating, RCG forecasts that the average asking rent will stabilize. In 2012, RCG further expects that rent appreciation should return to Orange County as landlords cautiously test the market. RCG forecasts asking rent growth of 2.6% in 2012, which should subsequently accelerate to 3.8% in 2013. Between 2014 and 2015, RCG expects that asking rents should average 4.9% appreciation per year.

The onset of the recession weakened operating incomes and property values plummeted. Beginning in 2010, the investment market began to rebound. Early in 2010, the reopening of the capital markets and resolution of delinquent mortgages helped to drive transaction volume slowly higher. By late 2010 and into early 2011, sales activity accelerated and pricing stabilized. In recent months, much of the domestic and international investment capital has focused on gateway cities. Although Orange County does qualify as a gateway market, much of the capital allocated to Southern California seeks prime Los Angeles submarkets. Even with the higher level of capital available in Orange County for office properties and an influx of international investors, troubled assets are numerous and it will take some time before these situations are resolved. The still-weak NOI trend and volume of distress in the market drives a somewhat elevated risk factor, reflected in an average cap rate in excess of the national average. As a result of its historical performance and desirable attributes, office cap rates in Orange County are typically lower than national averages.

The majority of investors active in Orange County continue to target large Class A assets. This is resulting in multiple bid situations for the few large properties that are made available to the market. With few investors seeking assets consisting of less than 300,000 square feet or Class B properties in Orange County, pricing is still weak in this segment and completed transactions are minimal. The lack of well-capitalized investors with significant operating experience seeking mid-sized Orange County properties, coupled with the historical performance of Orange County office space, leads RCG to believe that there is potential for a significant opportunity in this segment of the market. In general, with pricing not yet fully recovered from the recession, cap rates higher than the national average, and the number of qualified investors still limited, there is a significant opportunity to acquire well-priced assets throughout Orange County.

San Francisco

Economy.  The 1.8 million square-mile San Francisco metropolitan area, which includes the counties of San Francisco, San Mateo and Marin, is the financial capital of the West Coast and a primary source of technological innovation and entrepreneurship. Home to the world’s primary biotechnology and life sciences industry cluster and a mecca for fledging internet start-ups, San Francisco’s proximity to major research universities, established financial centers, and highly educated labor force allows the economy to continuously attract new companies, as well as new investment across economic cycles. San Francisco’s local economy is largely supported by the professional and business services, retail trade, financial activities, and leisure and hospitality sectors. In 2009, the San Francisco metropolitan area (inclusive of Alameda County and Contra Costa County) gross product declined by 1.0% from the previous year to $335 billion, according to the Bureau of Economic Analysis. Despite this contraction, the San Francisco metropolitan area economy remains one of the top 10 largest metropolitan area economies nationally. The area’s cultural attractions, diverse neighborhoods, shopping, and natural landscapes also make it a destination for both international and domestic visitors.

San Francisco is home to approximately 1.8 million residents. With a total employment base of approximately 930,000 jobs at the end of 2010, total payroll levels in the area increased by 0.5% from 2009, adding close to 5,000 jobs during this 12-month period. Despite the continued payroll losses in the construction, trade, and financial activities industries, increased hiring in the professional and business services, leisure and hospitality, and government sectors counterbalanced continued job losses in the weakest-performing employment sectors.

The maturation of the San Francisco high-tech sector during the previous decade has nurtured the development of entirely new industries such as social media and cloud computing. The high-tech sector now encompasses a number of new industries in addition to traditional internet, computer hardware, and software products. San Francisco’s tech labor force is made up of approximately 86,600 high-tech workers as of 2009, the latest available data, according to the TechAmerica Foundation. A significant portion of these jobs are in software publishing, computer system design, and related services industries. In 2010, the number of tech jobs in the City of San Francisco rose to more than 32,000, approaching 34,000 tech jobs in 2000. Non-government, tech sector employment now accounts for 17.4% of employment in the City of San Francisco as compared with a concentration of 14.4% in 2000. The recent uptick in start-up activity and growth across the tech industry can be attributed to the rebound in the influx of venture capital investment to companies in the area. In 2010, venture capital investment in California’s 8th and 12th Congressional Districts, which encompass the bulk of San Francisco and San Mateo counties, totaled $2.86 billion — an increase of 34% from the previous year. In the fourth quarter, venture capital investment directed towards companies in the software and media and entertainment industries totaled $561 million, accounting for approximately 62% of total venture capital investments completed in the fourth quarter of 2010. The increasing concentration and growth of companies in emerging tech industries such as social media, clean energy, software-as-a-service, mobile application development, and online gaming should remain an engine for economic growth in the area through the five-year forecast period.

As employment growth accelerates through the remainder of the year, RCG expects total employment growth to reach 1.9% in 2011 with the addition of more than 17,000 jobs during the year. As employment growth increases across a greater variety of sectors, RCG expects that total employment will accelerate in the following year, rising to 2.2% in 2012. By this time, RCG believes that the unemployment rate should decline to 7.7% from a year-end high of 9.7% in 2009. RCG further expects slower economic growth both at the local and national levels to cause a 1.2% increase in total employment through 2013. RCG expects the rate of employment growth to increase through 2014 and 2015, rising to 1.8% and 2.3%, respectively. As a result, the San Francisco economy is expected to add more than 90,000 jobs during the five-year forecast period.

Office Market.  San Francisco’s office market, composed of approximately 110 million square feet of office space, and its economy have evolved markedly in recent decades. Initially built on its port and manufacturing base, by the 1950s, San Francisco began to transition into an economy based on advanced service jobs in the corporate headquarters and financial/business service sectors — which is mostly concentrated in the downtown area. Beginning in the late 1990s to the present day, these traditional office-using industries have been joined by companies in high-tech industries.

In 2010, as companies that dramatically eliminated positions during the recession slowly began to restaff and fast-growing technology companies capitalized on soft market conditions to prepare for anticipated company expansions, the total office market vacancy rate declined to 15.3% from 15.5% in 2009. Though still elevated in comparison with the vacancy rate prior to the onset of the national recession, market conditions have tightened — a trend that is expected to continue through the forecast period. For small and mid-sized office properties, a similar trend is taking hold as the increase in tenant demand has led to tighter market conditions, resulting in lower vacancy rates for a growing number of properties in this size range. As San Francisco’s technology sector has expanded, the consequent expansion in supporting professional services such as advertising, legal services and financial services has helped to drive the recent absorption of space in this segment of the market. While market conditions remain more favorable for tenants, owners have slowly regained some leverage in rent negotiations, particularly for high-quality, top-tier space. Following a 25.9% decline in the average lease rate in 2009, the decline in the average lease rate moderated through 2010, falling by just 4.2% to $30.19 per square foot.

Accounting for 45.1 million square feet of office space, or roughly 66% of all office space in the City of San Francisco, the downtown San Francisco office market has emerged both as a major regional center for finance and high-technology companies and a home to many thousands of skilled workers vital to the growing variety of industries. With an estimated 560,000 downtown office workers employed in a wide range of managerial, professional and administrative occupations serving businesses across the globe, the downtown office market plays an integral role in both domestic and global financial markets. Despite the evolving mix of industries and tenants in the market, large corporations — Gap, Charles Schwab, Wells Fargo, VISA, Barclays, Salesforce.com, Bechtel, and McKesson — maintain headquarters downtown, and remain a significant presence in the market. Corporate headquarters, financial institutions, technology-related companies, as well as business and professional services occupy a majority of the space in the central business district.

The downtown office market is separated into two major submarkets: the North of Market Financial District and the South of Market Financial District. Office absorption in the North of Market Financial District remains largely driven by companies in the banking, legal and consulting industries, and has recovered at a more moderate pace in comparison with the South of Market Financial District, which attracts a number of industry leaders in technology and a variety of office tenants. Increased downtown office absorption in 2010, driven largely by the demand for space in the South of Market Financial District, placed downward pressure on the vacancy rate, resulting in a slight improvement to 12.8% in 2010 from 12.9% the previous year. Yet, the number of tenants downsizing in the submarket continues to outnumber those who are expanding — a reflection of the continued uncertainty felt among banking, finance, and legal tenants in the market.

As market conditions rebound from recent lows, the recent improvements in the capital markets, as well as brighter expectations for healthy rental rate expansion in the coming years as the economic recovery accelerates, have piqued investor interest in recent quarters. As a result, the volume of completed office transactions has increased considerably from just a year ago. Transaction activity edged upwards beginning in the second half of 2010, as a growing number of investors capitalized on discounted valuations, which in some cases declined by 30% to 35% from peak pricing during the recent cycle. The abundance of capital pursuing a select number of properties has been met with aggressive pricing, with a few high-profile, trophy properties trading at prices comparable to peak pre-recession pricing. Valuations for top-tier, Class A properties have increased by 20% in certain cases, allowing sale prices in today’s market to achieve or surpass prices reminiscent of bubble-pricing in 2007. Much of the activity in today’s environment is still largely concentrated in the top-tier segments of the market. This trend placed downward pressure on overall office cap rates during the previous twelve-month period. As the level of investment activity in the market increased, distressed properties, which languished through much of the recent downturn, were quickly purchased as opportunistic investors aimed to capitalize on the shifting market environment.

Although investment interests have heavily targeted larger, trophy office properties, mid-sized assets comprised of less than 300,000 square feet have also benefited from the on-going recovery, as investment activity also accelerated in this segment of the market. However, with fewer active investors, pricing remains weak. Cap rates expanded in comparison with the last year and remain higher than the national average and total office market cap rate — a reflection of little activity and lingering risk in this segment of the market. With valuations still well short of the most recent cyclical peak and cap rates elevated relative to the larger office market, the less competitive marketplace for properties in the small and mid-size range provides opportunities for well-capitalized investors to acquire properties at attractive valuations.

Going forward, with regional and national economic conditions on the mend, RCG expects companies in the banking, finance, and legal industries to begin hiring at a noticeably faster rate through the near term, resulting in a gradual tightening of market conditions during this time. By year-end 2011, RCG expects the downtown vacancy rate to fall to 12.4%, while the average lease rate is expected to increase by 4.5% to $36.29 per square foot. As office employment levels rise, RCG believes that the office vacancy rate should reach 11.5% in 2012, resulting in a 6.4% increase in the average lease rate to $38.62 per square foot. With no new construction expected to come online until 2015, and as existing financial and professional service tenants continue to staff and once again expand their footprints in the market, RCG expects a sustained decline in the vacancy rate through the latter part of the forecast period. By 2015, RCG expects the vacancy rate to revert to single-digit levels and the average lease rate to approach $45 per square foot.

BUSINESS AND PROPERTY

Overview

We are a full-service, internally-managed real estate company focused on owning, operating and acquiring office properties in select markets primarily in Northern and Southern California. We intend to focus on office properties of 300,000 square feet or smaller. Our investment strategy is focused on high barrier-to-entry, in-fill locations with favorable, long-term supply-demand characteristics. These markets include Los Angeles, Orange County, and San Francisco, which we refer to as our target markets. Upon the consummation of this offering and the formation transactions, we will hold a leasehold interest in one property totaling approximately 68,000 square feet, located in Beverly Hills, California. The land owner and lessor under the ground lease is The Winter Family Trust. The leasehold interest that we hold in our property is referred to herein as the “Beverly Hills Property.”

We were formed as a Maryland corporation in 2011, as a new business founded by Alan D. Gordon and Richard S. Ackerman. Mr. Gordon, our Chairman, has a long track record in private equity, and has built many profitable businesses. Mr. Ackerman is one of the founding executives of Crocker Realty Investors, Inc., a publicly-traded REIT, and was a partner of Apollo Real Estate Advisors LP (now known as AREA Property Partners). Mr. Ackerman, our Chief Executive Officer and one of our directors, has a significant amount of experience in the acquisition, development and redevelopment of office buildings across the country, particularly on the West Coast. Lori Wittman, our Chief Financial Officer, has a long track record in the capital markets, with strong relationships with both debt and equity sources. Mr. Ackerman, Ms. Wittman and other members of the management team have worked together on real estate investments, primarily in California, for the past five years.

We believe current events in the financial markets, the credit crisis and the scarcity of available capital for commercial real estate have created significant market dislocation, thereby fostering a favorable acquisition environment. We have access to and are actively pursuing a pipeline of potential acquisitions consistent with our investment strategy. We believe Mr. Gordon’s and Mr. Ackerman’s track record of operating and growing businesses, including, with respect to Mr. Ackerman, a publicly-traded real estate company, significant experience in operating in the California office sector and extensive, long-term relationships with real estate owners, developers and lenders, coupled with our conservative capital structure and our executives’ relationships with providers of capital, will allow us to capitalize on the current market opportunity.

We plan to focus our investment strategy on office properties of approximately 300,000 square feet located in select submarkets, including underperforming properties that provide opportunities to implement a value-added strategy to increase occupancy rates and cash flow. Properties of this size are primarily owned by individuals and non-institutional companies. Our strategy includes active management, aggressive leasing efforts, focused capital improvement programs, the reduction and containment of operating costs and an emphasis on tenant satisfaction. We believe we have the capability to improve cash flow in the Beverly Hills Property.

One of the sectors we will be looking closely at for potential acquisitions is the tenants in common, or TIC, space. These are properties owned by individuals in a legal structure which creates significant difficulties when new capital is necessary, whether for refinancing or tenant improvements. Due to the structural problems, many of these assets are distressed even though the underlying real estate is not. We believe that these owners may be particularly interested in transactions which give them common units in the operating partnership as it may potentially help solve certain tax problems for them, although no assurances can be given that any such tax advantages will be realized.

Upon consummation of this offering and the formation transactions, our initial portfolio will consist of the leasehold interest in the Beverly Hills Property, totaling approximately 68,000 square feet, which was approximately 99.6% leased as of June 30, 2011. The Beverly Hills Property is located in the premier submarket of Beverly Hills, a highly desirable submarket with limited supply of land, high construction costs and rigorous entitlement processes.

The Beverly Hills Property will be held through a wholly-owned subsidiary of our operating partnership, the interest in which subsidiary will be contributed by the Predecessor Entity, an entity controlled by AZ 315 South Beverly, LLC and ALDA Capital, LLC, our contributors. AZ 315 South Beverly, LLC is controlled by Mr. Ackerman and Mr. Gordon owns a substantial interest in and manages ALDA Capital, LLC. We believe our long-standing relationships with real estate companies, financial institutions and local operators, will enhance our relationships with providers of capital and ability to source leasing and acquisition opportunities.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes, commencing with our taxable year ending December 31, 2011. We will conduct substantially all of our business through our operating partnership, of which we will serve as the sole general partner and initially will own all of the outstanding Class A common units, representing [•]% of all outstanding common units, including Class B common units. Our contributors initially will own, indirectly, all of the Class B common units, representing [•]% of all outstanding common units.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners and operators of office properties and will enable us to capitalize on the general dislocation in the real estate market to successfully expand and operate our portfolio.

•	Experienced Management Team with a Proven Track Record of Running and Growing Companies, Acquiring and Operating Assets and Managing a Public REIT. Our senior management team is led by Alan D. Gordon and Richard S. Ackerman, our Chairman and Chief Executive Officer, respectively, who together have over 30 years of experience in owning, acquiring, developing, operating, financing and selling office properties. In addition, Lori Wittman, our Chief Financial Officer, has over 25 years of capital markets experience, including six years as a senior executive of General Growth Properties, Inc., a public REIT. Our management team collectively has over 50 years of experience in the commercial real estate industry, having collectively overseen the acquisition of more than 10 million square feet of commercial real estate properties with an aggregate cost of over $2 billion, and having collectively executed real estate debt financing transactions in an aggregate principal amount of over $5 billion.
•	Committed and Incentivized Management Team. Our senior management team will be committed to our successful operation and growth, with no office sector real estate business interests outside of our company. Additionally, upon completion of this offering and the consummation of the formation transactions, our senior management team will own approximately [•]% of our common stock on a fully-diluted basis, thereby aligning management’s interests with those of our stockholders.
•	California Focus with Local and Regional Expertise. We will primarily focus on acquiring and managing office properties in specific submarkets in Northern and Southern California, both regions that we believe are well positioned for strong economic recoveries. The submarkets we will focus on are markets with very favorable demographics and office buildings characterized by smaller tenants for whom location and quality is important. Examples of these markets include Beverly Hills, Santa Monica, and Newport Beach. We believe these submarkets are improving more rapidly than other segments in the market and have significant anti-growth sentiment creating real barriers to new development.
•	Existing Office Asset Poised for Continued Growth in a Desirable Location. The Beverly Hills Property is in a very desirable location with high-end demographics and an attractive tenant base in entertainment, legal and accounting services and could see strong growth in cash flow as occupancy has increased from 83.6% as of December 31, 2010 to 99.6% as of June 30, 2011.
•	Long-Standing Relationships that Provide Access to an Extensive Pipeline of Investment and Leasing Opportunities. We believe our experience, in-depth market knowledge and extensive network of long-standing relationships with real estate developers, real estate owners, national and regional lenders, brokers, tenants and other market participants will drive our ability to identify and capitalize on attractive acquisition opportunities and enhance our leasing efforts.

•	Deep Relationships with Debt and Equity Sources. In addition, we believe our significant relationships with institutional capital sources could enable us to put in place attractive debt and equity joint ventures. Through the use of institutional equity joint ventures we could be able to grow the balance sheet beyond where we could use just our capital. In addition, joint ventures will provide attractive fee income for our company. Fees can be earned for asset management and development and are typically based on the total value or income of the property, boosting the return to our company. We expect that joint venture partners may include pension funds, private equity or hedge funds and we expect that we would be responsible for the day-to-day management of the assets owned by the joint ventures. These joint ventures may be structured in a variety of ways, including, but not limited to, structures in which we own a minority ownership with a disproportionate share of profits or structures in which we have parri passu ownership.
•	Growth-Oriented, Flexible and Conservative Capital Structure. We believe our future flexible and conservative capital structure provides us with an advantage over many of our private and public competitors. Upon completion of this offering, we will have no legacy balance sheet issues and limited near-term maturities, which will allow management to focus on our business and growth strategies rather than balance sheet repair. In addition, we expect to have an initial debt-to-market capitalization ratio of approximately [•]%.

Business and Growth Strategies

Our primary business objectives are to increase operating cash flows, generate long-term growth, provide stable dividends that grow over time and maximize stockholder value. Specifically, we intend to pursue the following strategies to achieve these objectives:

•	Pursue Acquisitions of Office Properties of 300,000 square feet or smaller. These buildings are primarily owned by non-institutional owners who we believe are less likely to have professional management. Therefore, we expect that the leasing is less likely to be at market rates, particularly as the market improves. Further, these types of buildings are unlikely to have been upgraded recently, which we believe further decreases rents chargeable at these properties. Additionally, we intend to acquire properties or portfolios that are distressed due to near-term debt maturities or underperforming properties where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value. We believe that our extensive relationships, coupled with our strong balance sheet and our executives’ relationships with providers of capital, will allow us to capitalize on value-added opportunities. One of the sectors we will be examining closely for potential acquisitions is the TIC space. These are properties owned by groups of individuals in a legal structure which often creates significant difficulties when new capital is necessary, whether for refinancing or tenant improvements. Due to these structural problems, we categorize many of these assets as distressed even though the underlying real estate is not. We believe that these owners may be particularly interested in transactions which give them units in the operating partnership, as these arrangements may potentially provide certain tax advantages for such owners, although no assurances can be given that such advantages will be realized.
•	Focus on High Barrier-to-Entry Markets. We will target in-fill markets primarily in California. These markets, which are markets where most of the properties are built to “fill-in” existing space, generally in urban centers, have historically had favorable long-term supply/demand characteristics and attractive demographics, which we believe have helped support real estate fundamentals and valuations over the long term. These markets have significant opportunities, with over 387 million square feet of space within the submarkets of Los Angeles, San Francisco and Orange County. We believe that these factors will help preserve our capital during periods of economic decline and generate above average returns during periods of economic recovery and growth.
•	Attractive Risk-Adjusted Capitalization Strategy. We have deep, long-standing relationships with debt and equity sources, which we believe will allow us substantial opportunities to grow our portfolio. We will employ the conservative use of debt to acquire properties and renovate them as needed. In addition, through our relationships with equity sources, we expect to be able to enter into joint ventures, which will not only allow us to grow our portfolio but also provide attractive fee income for our company. It is intended that joint venture partners will pay fees to our company for asset management and development, improving the yield for our company.
•	Repositioning and Development of Properties. We intend to leverage our real estate expertise to reposition and redevelop the properties that we acquire, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital.
•	Pursue Distressed Properties within our Target Markets. We believe that the refinancing market will continue to remain tight over the next several years. This will be especially problematic for smaller owners who have less capital and generally speaking, less access to debt and equity sources. By allowing individual owners to sell their properties in exchange for common units of our operating partnership, we believe that we can provide tax efficient solutions for owners facing refinancing problems. We expect that this will result in more opportunities for acquisitions for our company.

Acquisition Pipeline

We have a network of long-standing relationships with real estate developers, individual and institutional real estate owners and national and regional lenders in many West Coast real estate markets. We believe our network of relationships will provide us access to an ongoing pipeline of attractive acquisition opportunities, which may not be available to our competitors. Our relationships with these firms provide us with valuable market intelligence, as well as potential future acquisition opportunities from their respective portfolios.

We are currently in discussions regarding a number of acquisition opportunities in our target markets. Our executives have acquired over $300 million of assets in California in the past eight years and have either acquired or pursued acquisitions with over 20 California-based joint venture operating partners. As of June 30, 2011, we were tracking and evaluating acquisition opportunities that include approximately 12 transactions throughout California with an estimated aggregate purchase price of $200 million totaling approximately 450,000 square feet. Although we are continuing to engage in discussions and preliminary negotiations with sellers and have commenced the process of conducting diligence on some of these assets or have submitted non-binding indications of interest, in light of our pending initial public offering, we have not agreed upon terms relating to, or entered into binding commitments with respect to, any of these potential acquisition opportunities. As such, we do not know whether any of these opportunities will still be available when we have funding available from this offering and there can be no assurance that we will complete any of the potential acquisitions we are currently evaluating.

Our Initial Portfolio

Upon completion of this offering and consummation of the formation transactions, we will hold a leasehold interest in a multi-tenant, Class A office building comprised of approximately 68,000 square feet located at 315 South Beverly Drive in Beverly Hills, California. The Beverly Hills Property is subject to a long-term ground lease that can be extended at our option through 2056. The Beverly Hills Property has six floors above one level of subterranean parking, plus a mechanical penthouse. There are 66,023 rentable square feet of office space on floors two through six and 2,400 square feet of ground floor retail space.

The Beverly Hills Property was originally built in 1961 and its exterior and interior was extensively renovated in 2006 based on designs by Gensler, an internationally renowned architectural firm that usually focuses on higher-end office properties. The interior renovation included new corridor wall coverings and paint, carpet, doors, fixtures, tenant signage, bathrooms and lobby. The exterior renovation utilized a modern design with extensive use of steel and glass. The elegant ground floor lobby provides a high quality entryway. We have no present plans to further renovate the property.

The Beverly Hills Property appeals to a broad tenant base and has a long history of strong occupancy levels and quality tenants. The tenant base is primarily comprised of small to mid-sized businesses which include law firms, entertainment companies and real estate firms.

The following table presents an overview of the Beverly Hills Property, based on information as of June 30, 2011, unless specified otherwise. Rental data presented in the table below for the Beverly Hills Property reflects base rent on leases in place as of June 30, 2011, unless specified otherwise, and does not reflect actual cash rents historically received because such data does not reflect abatements or, in the case of triple net or modified gross leases, tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

Street Address	315 South Beverly Drive
City	Beverly Hills
Year Built/Renovated	1961 / 2006
Ownership Interest	Leasehold Interest
Square Feet	68,423(1)
Percent Leased	99.6%(2)
Annualized Base Rent	$2,853,546
Annualized Base Rent Per Leased Square Foot	$41.89
Additional Annual Revenues	$312,462
Annualized Net Operating Income (After Ground Lease)	$1,875,425

(1)	The Beverly Hills Property was measured as 68,423 rentable square feet according to the Building Owners and Managers Association Standards of 1996, or BOMA, standards; however, due to minor inaccuracies in the stated square feet in certain leases, the office space has been leased for less than the total BOMA measurement, for a total of 68,122 rentable square feet.
(2)	We calculate percent leased as (i) square footage under lease, divided by (ii) total square feet, expressed as a percentage. Total square feet has been calculated based on BOMA measurements of 68,423 square feet.

The following table shows the percent leased rate and the average effective annual rent per leased square foot for the past five years.

	Average Leased Rentable Square Feet(1)(2)	Percent Leased(1)(3)	Annual Rent Revenues(4)	Effective Annual Rent Per Leased Square Foot(4)(5)
2006	64,117	94.2%	$2,019,491	$31.50
2007	68,263	99.8%	$2,581,543	$37.82
2008	64,150	93.8%	$2,869,919	$44.74
2009	61,201	89.4%	$2,664,060	$43.53
2010	59,940	87.6%	$2,465,538	$41.13

(1)	During the period from July 2010 through December 2010, BRP Management, LLC, an affiliate of ours and our officers, occupied a portion of the rentable square feet. Excluding this tenant from the calculation for 2010, average leased rentable square feet would have been $58,797 and percent leased would have been 85.9%.
(2)	Square footage has been determined by management based upon estimated leaseable square feet, which may be less or more than the BOMA rentable area. Square footage may change over time due to remeasurement or releasing. Based on BOMA measurements, the rentable square feet of office space from inception to February 2006 was 66,023 square feet. We added an additional 2,400 rentable square feet of space on the first floor in March 2006 for a total of 68,423 rentable square feet.
(3)	Percent leased is calculated as (i) square footage under lease, divided by (ii) total square feet, expressed as a percentage. Total square feet has been calculated based on BOMA measurements of 68,423 square feet.
(4)	Annual rent revenues and effective annual rent per leased square foot are based on actual annual revenues as stated in the financial statements, excluding revenues received from parking.
(5)	Effective annual rent per leased square foot is calculated as (i) annual rent revenues, divided by (ii) average leased rentable square feet.

The Beverly Hills Property is currently leased to a variety of companies in different industries. No tenant of the Beverly Hills Property occupies 10% or more of the rentable square footage of the property. The following table sets forth information regarding the 10 largest tenants in the Beverly Hills Property based on annualized base rent as of June 30, 2011.

Tenant	Industry	Lease Expiration	Total Leased Square Feet	Percentage Of Property Square Feet	Annualized Base Rent Per Square Foot(1)	Percentage Of Property Annualized Base Rent
Holmes & Yang, LLC	Fashion	6/30/16	5,294	7.7%	$43.31	8.0%
Joel R Mogy Investment Counsel, Inc.	Legal	12/31/12	3,673	5.4%	$60.74	7.8%
Blumber Ribner, Inc.	Legal	6/30/12	5,003	7.3%	$42.00	7.4%
Vuguru, LLC	Entertainment	4/30/13	4,803	7.0%	$39.00	6.6%
Stardust Visions	Entertainment	9/14/13	3,693	5.4%	$45.73	5.9%
Konrad, Raynes, Victor & Mamm	Legal	2/28/13	2,407	3.5%	$54.00	5.1%
The Tornante Company, LLC(2)	Venture Capital	6/30/11	3,733	5.5%	$39.00	5.1%
Grayson & Associates	Legal	7/31/12	3,023	4.4%	$43.26	4.6%
Messianic Jewish Theological Institute	Research	4/14/14	2,400	3.5%	$42.00	3.5%
John E. Sweeny	Legal	9/30/15	2,289	3.3%	$37.20	3.0%
Total / Weighted Average:			36,318	53.1%	$44.80	57.0%

(1)	Annualized base rent per leased square foot is calculated as (i) annualized base rent divided by (ii) square footage under lease as of June 30, 2011. Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)), by (ii) 12. Total abatements for the 10 largest tenants in the Beverly Hills Property in effect as of June 30, 2011 for the 12 months ending June 30, 2012 are $61,640. Annualized base rent does not reflect tenant reimbursements. There are no early termination provisions.
(2)	Subsequent to its expiration on June 30, 2011, this lease was not renewed and the tenant vacated the space.

Lease Distribution of the Beverly Hills Property

The following table sets forth information relating to the distribution of leases in the Beverly Hills Property, based on net rentable square feet under lease as of June 30, 2011.

Square Feet Under Lease	Number Of Leases	Percentage Of All Leases	Total Leased Squared Feet(1)	Percentage Of Property Leased Square Feet(1)	Annualized Base Rent(2)	Percentage Of Property Annualized Base Rent
0 – 1,500	16	47.1%	16,950	24.9%	$692,187	24.3%
1,501 – 3,000	11	32.3	21,950	32.2%	$866,300	30.4%
3,001 or more	7	20.6	29,222	42.9%	$1,295,059	45.4%
Total	34	100.0%	68,122	100.0%	$2,853,546	100.0%

(1)	As stated previously, the Beverly Hills Property was measured as 68,423 rentable square feet according to BOMA; however, due to minor inaccuracies in the stated square feet in certain leases, the property has been leased for less than the total BOMA measurement, for a total of 68,122 rentable square feet.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)), by (ii) 12. Total abatements with respect to the Beverly Hills Property for leases in effect as of June 30, 2011 for the 12 months ending June 30, 2012 are $61,640. Annualized base rent, net of abatements, is $2,791,905. Annualized base rent data for the Beverly Hills Property is as of June 30, 2011 and does not reflect scheduled lease expirations for the 12 months ending June 30, 2012. Calculating total annualized base rent to reflect the impact of scheduled lease expirations for the 12 months ending June 30, 2012 (by including in annualized base rent, for leases with a term of less than one year, only amounts through the expiration of the lease) would reduce total annualized base rent by $272,847 to $2,580,699. For lease expiration data, see “— Lease Expirations of the Beverly Hills Property” below.

Lease Expirations of the Beverly Hills Property

The following table sets forth a summary schedule of the lease expirations for leases in place as of June 30, 2011 plus available space, for each of the full calendar years from January 1, 2011 through December 31, 2016 at the Beverly Hills Property. There are no leases for space in the Beverly Hills Property that expire after 2016. The information set forth in the table assumes that tenants exercise no renewal options.

Year of Lease Expiration	Number Of Leases Expiring	Square Footage of Expiring Leases	Percentage Of Property Square Feet	Annualized Base Rent	Percentage Of Property Annualized Base Rent(1)	Annualized Base Rent Per Leased Square Foot(2)
Month to Month	1	1,204	1.8%	$28,896	1.0%	$24.00
2011(3)	3	6,895	10.1%	$272,847	9.6%	$39.57
2012	10	19,449	28.4%	$867,547	30.4%	$44.61
2013	9	18,476	27.0%	$846,436	29.7%	$45.81
2014	2	3,770	5.5%	$161,957	5.7%	$42.96
2015	6	9,924	14.5%	$330,796	11.6%	$33.33
2016	3	8,404	12.3%	$345,066	12.1%	$41.06
Total / Weighted Average:	34	68,122	99.6%	$2,853,546	100.0%	$41.89

(1)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements)), by (ii) 12. Annualized base rent does not reflect tenant reimbursements. Total abatements for leases in effect as of June 30, 2011 for the 12 months ending June 30, 2012 are $61,640.
(2)	Annualized base rent per leased square foot is calculated as (i) annualized base rent divided by (ii) square footage under lease as of June 30, 2011. There are no early termination rights.
(3)	Includes one lease that expired on June 30, 2011 and has not been renewed and two leases that were extended for one and two-year terms, respectively, subsequent to June 30, 2011.

Existing Loan

The Beverly Hills Property is subject to a fee and leasehold deed of trust securing a $20,000,000 loan. The loan is an interest-only loan with a fixed interest rate of 6.22%. The amount of interest is $3,456 per day or $103,667 for a 30-day month. The current loan payments are structured with an impound account for property tax ($19,284 per month), insurance ($2,366 per month), and ground lease reserves ($14,990 per month) for a total monthly obligation of $140,307 for a 30-day month. The current holder of the loan is Wells Fargo Bank, N.A. and the servicer is Wells Fargo Commercial Mortgage Servicing Department. The loan will mature on July 11, 2016. The balance due at maturity will be $20,000,000.

Provided there has not been an event of default, during the period up to and including the date which is six months prior to the maturity date of the loan, we, as the borrower following the consummation of the formation transactions, may elect to defease the loan by, among other requirements, delivering U.S. Government Securities to the lender in an amount sufficient to provide the lender with monthly payments prior to all remaining monthly payment dates. If there has been an event of default during this period and we prepay the loan in order to avoid foreclosure by the lender or otherwise, we will be required to pay a prepayment fee equal to yield maintenance plus 1%. The required yield maintenance is the greater of (a) the present value as of the prepayment date of the remaining scheduled payments of principal and interest from the prepayment date through the maturity date using the U.S. Treasury Rate as the discount rate less the amount of principal being prepaid or (b) one percent (1%) of the outstanding principal balance of the note as of the prepayment date. At any time after the date which is six months prior to the maturity date, the loan may be prepaid in whole or in part, without the payment of any fees or prepayment penalties.

The deed of trust securing the loan contains customary events of default including, among others, defaults in the payment of interest, defaults in the ground lease, defaults in compliance with the covenants contained in the documents evidencing and securing the loan (including the environmental indemnity agreement given in favor of the lender) and bankruptcy or other insolvency events.

Ground Lease

The Beverly Hills Property is further subject to a long-term ground lease at a current annual base rate of $166,200, per annum. Upon consummation of the formation transactions, we will become, through a wholly-owned subsidiary of the operating partnership, the lessee under the ground lease. Under the ground lease, we also will be obligated to pay all taxes, insurance, maintenance, repair, utilities and other costs and expenses relating to the premises. The current term of the ground lease expires on September 29, 2026, subject to our right to extend for an additional 30 years, through September 26, 2056, provided that we are not in default under the lease. There is no additional option for our company to extend the ground lease and the lease does not contain any option for us to purchase the land. If an extension is exercised, the annual base rent will be determined based on 6% of the fair market value of the land covered by the ground lease. If we and the lessor are unable to agree upon such fair market value, then such value shall be established pursuant to an appraisal mechanism described in the ground lease. This option to extend the ground lease is void unless notification of intention to extend is given by us to the lessor no less than eighteen months prior to the expiration of the current term, and, after the rent for such extended term has been established, we send a second notification of election to extend no less than one year prior to the expiration of the current term. If we are dissatisfied with the determination of rent for such extended term, we are under no obligation to provide the second notice and the ground lease will expire at the end of the current term. We are currently in discussion with the lessor for a fee ownership purchase or an extension of the term of the ground lease, however there can be no assurance that these discussions will be successful.

The ground lease restricts our use of the property for any purpose other than the operation and development of an office building or buildings, retail shops within such building(s), garage structures to serve such building(s) and such other lawful uses incidental thereto, or for such other purpose as consented to by the lessor. The ground lease further provides that we must obtain the lessor’s consent in connection with certain changes, alterations, repairs to the property and for new construction, including in the event that the estimated cost of any of the foregoing is in excess of $50,000.

We are obligated under the lease to keep the property in good order and condition at our cost and expense. We are further obligated to restore the property following any casualty, damage or destruction to the property, without regard to the adequacy of any insurance proceeds, subject to our and the lessor’s right to terminate the ground lease in the event that (i) such damage or destruction occurs within five years prior to the expiration of the term and (ii) the estimated cost to restore the building is 50% or more of the replacement cost of the building. In addition, the ground lease will terminate in the event that (i) the whole of the property is taken by condemnation proceedings or (ii) a portion of the property is taken that would make it imprudent or unreasonable to use the remaining portion for the use contemplated by the ground lease. If a portion of the property is taken but the ground lease is not terminated, we will be obligated to restore the property as nearly as possible to a building of the same type and class as existed immediately prior to such taking. Upon termination of the ground lease, our leasehold interest in the Beverly Hills Property and all other improvements and fixtures thereto and equipment therein will be surrendered to the lessor and we will have no further interest therein.

Pursuant to the ground lease, we will be permitted to transfer, mortgage or dispose of our leasehold interest without consent of the lessor, provided that any transfer of our leasehold interest is accompanied by a transfer of our interest in the building, such as improvements, fixtures and equipment.

Depreciation

Depreciation is computed using the straight-line method. The building basis of $13,642,843 has been depreciated over 40 years, or 2.5% of the basis annually, with a remaining useful life of 33 years. The building improvements basis of $2,720,949 is depreciated over 40 years or 2.5% of the basis annually, with remaining useful life ranging from 33 to 40 years. The tenant improvements basis of $1,119,937 is depreciated over the lives of the underlying leases, which range from 2 to 5 years, with remaining useful lives ranging from 1 to 5 years depending on date of the improvement. The furniture, fixtures and equipment basis of $190,529 is depreciated over 7 years, or 14.29% of the basis annually, with remaining useful life ranging from 2 to 3 years depending on the date of the installation or purchase.

Property Tax

For the 2010-2011 tax year, the annual property tax amount is $231,090, resulting in a property tax assessed at a rate of 1.1263%. Such rate is subject to change. We would expect the property to be reassessed after the consummation of this offering.

Regulation

General

The Beverly Hills Property is subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe this property has the necessary permits and approvals to operate.

Americans With Disabilities Act

The Beverly Hills Property, and any properties we acquire in the future, must comply with Title III of the ADA to the extent that such property or properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. There can be no assurances that the Beverly Hills Property and any properties we acquire in the future will be fully compliant with the ADA.

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property or properties, including costs to investigate, clean up such contamination and liability for natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at the Beverly Hills Property and any properties we acquire in the future may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop the Beverly Hills Property and any properties we acquire in the future or to borrow using such property or properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on the Beverly Hills Property or any future properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

The Beverly Hills Property and any properties we acquire in the future may contain, have contained, or be adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, the Beverly Hills Property and any future property that we acquire may have been used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, such property or properties may have been or may be impacted by contamination arising from the releases of such hazardous substances or petroleum products. If we deem it appropriate in the future, we may take steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur material liabilities.

As previously indicated, independent environmental consultants have conducted a 2005 Phase I ESA, using the American Society for Testing and Materials (ASTM) Practice E 1527-00, and other environmental assessments at the Beverly Hills Property. A Phase I Environmental Site Assessment is a report prepared for real estate holdings that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Except as otherwise noted below, these assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the recent site assessments identified any known past or present contamination that we believe would have a material adverse effect on our business, assets or operations. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concern. A prior owner or operator of a property or historic operations at the Beverly Hills Property or any properties we acquire in the future may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability.

In addition, the 2005 Phase I ESA prepared for the Beverly Hills Property found one item of environmental concern in the form of suspect asbestos-containing materials, or ACMs, in resilient floor finishes, wallboard assemblies and roofing materials. This report recommended that the suspect ACMs be managed in-place and in good condition under an Asbestos Operations and Maintenance Program, or “O&M Program.” The 2005 Phase I ESA found no other evidence of recognized environmental conditions at the Beverly Hills Property.

In May 2006, a consultant prepared an O&M Program to minimize or eliminate the risk of exposing people to ACMs, and conducted a limited sampling of suspect ACMs at the Beverly Hills Property. This consultant did not detect ACMs in the materials sampled.

In August 2008, a consultant sampled brown wall insulation exposed during renovation at the Beverly Hills Property, and found no ACMs in this insulation.

In January 2009, a consultant performed a Limited Survey for ACMs, which we refer to herein as the “January 2009 Survey.” The consultant found ACMs in various locations at the Beverly Hills Property and presumed that cementitious pipe had ACMs. The consultant that conducted the January 2009 Survey recommended the repair of damaged soft, white fireproofing material, the removal of debris, informing workers who work near ACMs of the presence of ACMs and the adoption of an O&M Program.

In February 2009, a consultant prepared an O&M Program to limit exposing people to airborne asbestos fibers, based on the sampling results of the January 2009 Survey. The accepted level of airborne fibers is determined by the Federal and CAL/OSHA Permissible Exposure Limit (PEL) of 0.1 fibers per cubic centimeters (f/cc) and the former EPA-AHERA PCM re-occupancy clearance level of 0.01 f/cc. To attain these levels and maintain them over the life of the building, an O&M Program has been implemented to protect employees and contractors of the building. Air monitoring is performed on an annual schedule, and air monitoring performed in April 2011 produced sampling results within these accepted levels. Also, in April 2011, a consultant visually inspected identified ACMs, observed they were in good condition and recommended maintaining them under the O&M Program.

Environmental laws also govern the presence, maintenance and removal of ACMs, and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing ACMs (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. The Beverly Hills Property contains, and any properties we acquire in the future may contain, ACMs and we could be liable for such damages, fines or penalties.

In addition, the Beverly Hills Property also is, and any properties we acquire in the future will be, subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant’s ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. We sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims regardless of whether we knew of, or were responsible for, the presence or disposal of hazardous or toxic substances or waste and irrespective of tenant lease provisions. The costs associated with such liability could be substantial and could have a material adverse effect on us.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels have been alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at the Beverly Hills Property or any future properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at the Beverly Hills Property.

Insurance

Upon completion of this offering and consummation of the formation transactions, we will carry commercial property, liability and terrorism coverage on the Beverly Hills Property under a blanket insurance policy, in addition to other coverages that may be appropriate for the Beverly Hills Property. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We will not carry insurance for certain losses, including, but not limited to, losses caused by riots or war. Some of our policies, like those covering losses due to terrorism and floods, will be insured subject to limitations involving substantial self insurance portions and significant deductibles and co-payments for such events. In addition, the Beverly Hills Property is located in California, an area subject to an increased risk of earthquakes although we currently do not carry coverage on earthquakes. Further, we may reduce or discontinue terrorism or other insurance on the Beverly Hills Property in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. In the event that we experience a substantial or comprehensive loss of the Beverly Hills Property, we may not be able to rebuild the Beverly Hills Property due to current zoning and land use regulations. In addition, our title insurance policies may not insure for the current aggregate market value of the Beverly Hills Property, and we do not intend to increase our title insurance coverage as the market value of our initial portfolio increases. See “Risk Factors — Risks Related to the Beverly Hills Property and Our Business — Potential losses, including from adverse weather conditions, natural disaster and title claims, may not be covered by insurance.”

Competition

We compete with a number of developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same market in which the Beverly Hills Property is located and some of which have greater financial resources than we do. Similar competition exists in our target markets. In operating and managing our portfolio, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility and expertise to design space to meet prospective tenants’ needs and the manner in which the property is operated, maintained and marketed. As leases at the Beverly Hills Property and any future properties expire, we may encounter significant competition to renew or re-let space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space. In that case, our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay dividends to you may be adversely affected.

We also face competition when pursuing acquisition and disposition opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us and otherwise be in a better position to acquire a property. Competition may also have the effect of reducing the number of suitable acquisition opportunities available to us, increase the price required to consummate an acquisition opportunity and generally reduce the demand for commercial office space in our markets. Likewise, competition with sellers of similar properties to locate suitable purchasers may result in us receiving lower proceeds from a sale or in us not being able to dispose of a property at a time of our choosing due to the lack of an acceptable return.

Employees

Upon the completion of this offering and the formation transactions, we expect to have approximately 7 employees.

Principal Executive Offices

Our headquarters will be located in the Beverly Hills Property. We believe that our current facilities are adequate for our present and future operations; however, based on the anticipated growth of our company, we may add regional offices or relocate our headquarters, depending upon our future operational needs.

Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

Upon completion of this offering, our board of directors will consist of 5 directors, a majority of whom are independent within the meaning of the listing standards of the NCM. Each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Material Provisions of Maryland Law and of Our Charter and Bylaws — Our Board of Directors.” We expect the first annual meeting of our stockholders after this offering will be held in 2012. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon completion of this offering:

Name	Age	Position
Alan D. Gordon*	55	Chairman of the Board of Directors
Richard S. Ackerman*	52	Chief Executive Officer and Director
Lori Wittman*	52	Chief Financial Officer and Treasurer
Bennett Kim*	38	Chief Investment Officer
Robert Gold, Esq.*	52	General Counsel and Secretary
Richard J. Birdoff†	52	Director Nominee
Thomas J. Crocker†	57	Director Nominee
John R.S. Jacobsson†	43	Director Nominee

*	Denotes our named executive officers
†	Independent within the meaning of the NSM listing standards. It is expected that this individual will become a director immediately upon completion of this offering

Biographical Summaries of Directors, Executive Officers and Certain Other Officers

The following are biographical summaries of the experience of our directors, executive officers and certain other officers.

Alan D. Gordon is our Chairman of the board of directors. Mr. Gordon is currently also the Chairman and Chief Executive Officer of Richland, Gordon & Co., a position he has held since 1982, and Co-Founder and Co-Chief Executive Officer of ALDA Capital, LLC. Mr. Gordon also serves as Chairman of the Board of Directors, Chief Executive Officer, President and Secretary of ALDA Capital Corporation, a newly-formed closed-end management investment company and an affiliate of our company, which seeks to become listed on the NCM. Founded in 1947, Richland, Gordon & Co. is one of this country’s oldest private equity investment firms, which, during its long history, has been primarily focused on middle market transactions involving family owned or privately held businesses. In 2010, Mr. Gordon co-founded ALDA Capital, LLC, a private equity investment firm and an affiliate of our company, where he has been responsible for its investment activities and management of its operations.

Mr. Gordon has over 25 years of direct private equity investment experience, first as an advisor, then as a principal, successfully completing transactions totaling several billion dollars. He has consummated over 150 transactions involving closely held, privately held or family owned businesses, initially advising major corporations such as TRW Automotive Inc., Federal Mogul Corp., and Parker Hannifin Corp. as well as major private equity firms including Bain Capital LLC and Madison Dearborn Partners. As a principal, he has had significant investing and operating experience as Chairman and Chief Executive Officer of AmeriSports Companies LLC, Chairman of Star Precision LLC and Vice Chairman and member of the Operating Committee of Artisan Entertainment Inc. Mr. Gordon currently serves on the board of directors of Atlantica, Inc., where he is also its Chief Executive Officer and President, positions he has held since 2007. Atlantica is a public company seeking potential assets, property or businesses to acquire, in a business combination, by reorganization, merger or acquisition. In addition, Mr. Gordon has served from April 2011 until June 2011 as a non-voting Advisory Director to Herald National Bank, a public company listed on the NYSE Amex. He also holds, or has held, a number of charitable board positions at organizations such as the Children’s Memorial

Hospital of Chicago, Dartmouth College, Vanderbilt University, Big Shoulders Fund, Lake Forest Academy and the Indian Hill Club. Mr. Gordon is a graduate of Dartmouth College, cum laude, in 1977. Mr. Gordon was selected by the board of directors based on his vast investment and financial market experience and executive experience as Chief Executive Officer and a director of a public company.

Richard S. Ackerman is our Chief Executive Officer and the founding Chairman and Senior Managing Principal of Big Rock Partners, LLC, or Big Rock Partners, which he formed in 2004 and which is a private equity fund specializing in investing in commercial real estate and an affiliate of our company. With offices in Beverly Hills and Chicago, Big Rock Partners had at its peak over $150 million of equity invested in diverse assets. Prior to Big Rock Partners, from 2001 to 2004, Mr. Ackerman was a partner and the head of the Los Angeles office of Apollo Real Estate Advisors LP (now known as AREA Property Partners), or AREA, a leading international real estate fund manager that has overseen the investment of multiple real estate funds and joint ventures, through which it has invested over $11 billion of equity. Mr. Ackerman oversaw all investments in the West Coast of the United States and in Japan.

From August 1999 to April 2001, Mr. Ackerman was appointed by AREA as Chief Executive Officer in order to restructure Atlantic Gulf Communities Corporation, a development and asset management company whose primary operations included the development and sale of home sites and land tracts and the construction and sale of oceanfront condominiums.

From September 1996 to August 1999, he was President and co-founder of Crocker Realty Trust, Inc., a private REIT specializing in the ownership and development of office space in the southeastern United States.

Prior to 1996, he was president and co-founder of Crocker Realty Investors, Inc., a publicly-traded REIT specializing in the ownership and development of office space, until its sale to Highwoods Properties, Inc.

Mr. Ackerman is currently on the board of directors for Tulane Law School, a position he has held since 2001. He is an Adjunct Professor of law at Tulane Law School specializing in real estate law. Mr. Ackerman graduated with a B.A. from Tulane University and a J.D. from the Tulane School of Law. Mr. Ackerman was selected by the board of directors based on his extensive knowledge of, and experience in, the real estate market and his experience as the President and co-founder of two REITs.

Lori Wittman is our Chief Financial Officer and Treasurer. Ms. Wittman is also the Chief Financial Officer and Managing Principal of our affiliate BRP Management, LLC, or BRP, which is an affiliate of Big Rock Partners and of our company, a position she has held since 2006. Ms. Wittman also serves as the Chief Financial Officer, Chief Compliance Officer and Treasurer of our affiliate, ALDA Capital Corporation. From 2000 to 2006, Ms. Wittman served as Senior Vice President and Treasurer of General Growth Properties, Inc. (f/k/a New GGP, Inc.), a public REIT traded on the New York Stock Exchange. While at General Growth Properties, Inc., Ms. Wittman was responsible for closing the acquisition financing for its $12 billion acquisition of the Rouse Company.

Prior to 2000, she served in various executive capacities for a number commercial real estate investment, management, and development firms. Ms. Wittman has over 25 years managing and supervising various assets and investments in commercial real estate.

Ms. Wittman received her M.B.A. in Finance from the University of Chicago and her M.C.P. in Housing and Real Estate Finance from the University of Pennsylvania. She is also a graduate of Clark University, from which she received her B.A. Ms. Wittman is on the board of directors and Chairman of the Audit Committee of Green Realty Trust, a public REIT. Ms. Wittman is also on the board of directors of The Women’s Treatment Center and Hedge Funds Care, a child abuse charity supported by the hedge fund industry.

Bennett Kim is our Chief Investment Officer and is a Managing Principal at BRP, an affiliate of Big Rock Partners and of our company, a position he has held since 2006, and is responsible for acquisitions, development, asset management, and dispositions. Mr. Kim has been responsible for asset managing three Class A office buildings in Beverly Hills and Los Angeles. Prior to Big Rock Partners, Mr. Kim was a Vice President at AREA. Mr. Kim was responsible for new investments and investment management from

2000 to 2006 including the development of a $400 million mixed-use project that consists of two hotels, two condominium towers, retail, office and structured parking. Mr. Kim also asset managed a 235,000 square foot office building in Phoenix.

Between 1999 to 2000, Mr. Kim was an Assistant Vice President at Oaktree Capital Management L.P., where he evaluated and executed investments in the U.S. and Japan for funds then totaling $1.7 billion of equity.

Previously, Mr. Kim worked in 1998 as an Associate at Merrill Lynch Real Estate Investment Banking, where he evaluated financing alternatives for public and private real estate companies.

Between 1994 to 1997, Mr. Kim also worked as a Senior Analyst at Walt Disney Imagineering and as an Analyst at Disney Development Company. Mr. Kim provided financial analysis for all office leasing by corporate groups within The Walt Disney Company. Additionally, Mr. Kim evaluated the acquisition of a 142,000 square foot Class A office building in central London for $116 million.

In 2006, Institutional Investor News selected Mr. Kim as one of “The 20 Rising Stars of Real Estate” in the nation. Mr. Kim is a founding Board member of the Association of Asian American Investment Managers and is also on the Advisory Board for the University of Southern California Center for Asian-Pacific Leadership. Additionally, Mr. Kim has been on the boards of National Multi Housing Council and the West Hollywood Chamber of Commerce.

Mr. Kim graduated with an M.B.A. from Harvard Business School and a B.A. in Economics from the University of California, Los Angeles.

Robert B. Gold, Esq.  Mr. Gold is our General Counsel and Secretary and is a Vice President of BRP, a position he has held since 2005 (including similar positions held with affiliates) and is overseeing the entitlement process of BRP’s two Malibu assets. Mr. Gold successfully completed the subdivision of one of these assets in 2009.

Prior to his involvement with BRP, Mr. Gold spent over twenty years managing his own firm as a real estate attorney in New York City. There he had with extensive experience in the acquisition, financing and sale of commercial and residential real property by principals and investors both domestic and foreign, commercial leasing and real estate development, including land use and obtaining public incentives. In addition, from 1995 through 2005, he was both a partner in Washington Square Partners, Inc., a real estate development and advisory firm base in Manhattan and its affiliate Arch Brokerage, Ltd., a boutique real estate brokerage firm.

Mr. Gold is actively involved in several Malibu community groups, including serving as co-chair of fund raising for the Malibu Green Machine, a non-profit, non-political citizens’ organization whose mission is to plant and green community areas in Malibu, is a member of the Malibu Business Roundtable and the City of Malibu’s Wastewater Task Force.

Mr. Gold received his A.B. from Washington University in St. Louis and his J.D. from American University’s Washington College of Law. Mr. Gold is a member of the New York State Bar Association.

Biographical Summaries of Independent Director Nominees

The following are biographical summaries of the experience of our non-employee, independent director nominees.

Richard J. Birdoff.  Mr. Birdoff is a director nominee and has been engaged in the real estate business for more than 25 years. He received a Juris Doctorate degree in 1983 from Emory University Law School. Following his graduation, he served as general counsel to Bertram Associates, at the time one of New Jersey’s largest residential developers. Mr. Birdoff has extensive experience in the real estate development industry, including site acquisition, construction and sale of residential homes. In 1991, he joined RD Management and Realty Investors Development Corp. as a Principal and Executive Vice President. RD Management is a privately-held retail real estate developer and manager. The company ranked as #31 in the 2010 listing in Retail Real Estate Owners in the United States. Mr. Birdoff is responsible for all aspects of the day-to-day operations of the company including development, construction, acquisitions, sales and dispositions. Since

1994 he has developed in excess of 8,000,000 sq. ft. of shopping centers. He has previously served on the board of directors of Crocker Realty Investors, Inc., a publicly-traded REIT specializing in the ownership and development of office space, a position he held from 1994 to 1996. Richard Birdoff and his family have interests in more than fifty real estate projects throughout the United States. Mr. Birdoff was selected by the board of directors based on his extensive experience in the real estate industry and as a member of the board of directors of a publicly-traded REIT.

Thomas J. Crocker.  Mr. Crocker is a director nominee and the founder of Crocker Partners LLC, a real estate investment firm, and Managing Partner of the firm, a position he has held since 2006. Prior to founding Crocker Partners LLC, Mr. Crocker was Chief Executive Officer of CRT Properties, Inc. and an elected member of the company’s board of directors from March 2000 through September 2005. CRT Properties, Inc. was a public REIT traded on the New York Stock Exchange that acquired and managed office assets primarily in the southeastern U.S. with a total enterprise value of approximately $1.8 billion. CRT Properties, Inc. was sold to a private investor in September 2005. Before joining CRT Properties, Inc., Mr. Crocker was a founder and Chief Executive Officer of Crocker Realty Trust, Inc., a private office REIT located in Boca Raton, Florida, founded in 1996 without any legacy assets that he grew to a 6.2 million sq. ft. portfolio. Prior to that, he founded and headed Crocker Realty Investors, Inc., then one of the largest public office REITs in the southeastern U.S., with regional offices in Atlanta, Memphis, and Charlotte. Mr. Crocker began his career in real estate in 1986 when he founded Crocker & Company, which developed nearly two million sq. ft. of office and mixed-use properties. Mr. Crocker holds a Bachelor of Business Administration from the University of Miami. He was a member of the Board of Trustees for InnKeepers USA Trust, a publicly-traded hotel REIT, and is currently a member of the Board of Trustees for Chatham Lodging Trust, a publicly-traded hotel REIT. Mr. Crocker was selected by the board of directors based on his vast experience with the acquisition and development of office buildings and as Chief Executive Officer and director of a publicly-traded REIT.

John R.S. Jacobsson.  Mr. Jacobsson is a director nominee. Mr. Jacobsson is also Partner, Head of U.S. Opportunity Funds of AREA Property Partners, or AREA, a leading international real estate fund manager that has overseen the investment of multiple real estate funds and joint ventures, through which it has invested over $11 billion of equity. Mr. Jacobsson has been associated with AREA since its founding in 1993 and oversees AREA’s Opportunity Funds in North America. He serves on the Investment Committee as well as on the board of directors of VEF Advisors, LLC, AREA’s value added investment business. From 1990 to 1993, Mr. Jacobsson was a member of the acquisitions group of Trammell Crow Ventures in Dallas, where he executed investment transactions on behalf of an opportunistic real estate investment fund. Mr. Jacobsson serves on the board of trustees of HEAF (Harlem Educational Activities Fund), Groton School and Trinity School in New York City. Mr. Jacobsson graduated cum laude with a BA in East Asian Studies from Harvard College. Mr. Jacobsson was selected by the board of directors based on the depth of his experience in overseeing a significant real estate investment fund and his knowledge of the real estate industry.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;
•	of the 5 persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that 3, or 60%, of our directors satisfy the listing standards for independence of the NCM and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act;
•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;
•	we have opted out of the control share acquisition statute in the MGCL and have exempted from the business combination provisions of the MGCL any business combination that is first approved by our disinterested board of directors; and
•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NCM, as amended or modified from time to time, with respect to each of these committees and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will consist of our three independent directors. We expect that the chairman of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NCM corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NCM corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;
•	the integrity of our consolidated financial statements and financial reporting process;
•	our systems of disclosure controls and procedures and internal control over financial reporting;
•	our compliance with financial, legal and regulatory requirements;
•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;
•	the performance of our internal audit function; and
•	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement. Mr. [•] has been designated as chair and Messrs. [•] and [•] have been appointed as members of the audit committee.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of our three independent directors. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;
•	reviewing and approving the compensation of all of our other officers;
•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Mr. [•] has been designated as chair and Messrs. [•] and [•] have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of our three independent directors. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;
•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;
•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;
•	recommending to the board of directors nominees for each committee of the board of directors;
•	annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NCM corporate governance listing standards; and
•	overseeing the board of directors’ evaluation of the performance of management.

Mr. [•] has been designated as chair and Messrs. [•]and [•] have been appointed as members of the nominating and corporate governance committee.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and
•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NCM regulations.

Limitation of Liability and Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify them to the maximum extent permitted by Maryland law as discussed under “Material Provisions of Maryland Law and of Our Charter and Bylaws — Indemnification and Limitation of Directors’ and Officers’ Liability.” The indemnification agreements provide that, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of his or her status as a director, officer, employee or agent of our company or as a director, trustee, officer, partner, manager, managing member, fiduciary, employee or agent of any other foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and
•	a written unsecured undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

Our charter permits us, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any of our present or former directors or officers who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (2) any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his service in that capacity, as discussed under “Material Provisions of Maryland Law and of Our Charter and Bylaws — Indemnification and Limitation of Directors’ and Officers’ Liability.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement of our operating partnership. See “Description of the Partnership Agreement of ALDA Office Properties, L.P. — Management Liability and Indemnification.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

During 2010, because we did not conduct business, no compensation was paid to any of our named executive officers and, accordingly, no compensation policies or objectives governed our named executive officer compensation. At this time, our board of directors and our compensation committee have not yet adopted compensation policies applicable to our named executive officers, but intend to do so in the near future. We anticipate that our compensation policies will be established by our compensation committee based on factors such as the desire to retain our named executive officers’ services over the long term, aligning their interests with those of our stockholders, incentivizing them over the near, medium and long term, and rewarding them for exceptional performance, and such other factors as our compensation committee may consider in shaping its compensation philosophy. Our “named executive officers” during 2011 are expected to be Alan D. Gordon, Chairman, Richard S. Ackerman, Chief Executive Officer, Lori Wittman, Chief Financial Officer and Treasurer, Bennett Kim, Chief Investment Officer, and Robert Gold, Esq., General Counsel.

We expect that our compensation strategy will focus on providing a total compensation package that will not only attract and retain high-caliber executive officers and employees, but will also be utilized as a tool to align employee contributions with our corporate objectives and stockholder interests. We intend to provide a competitive total compensation package and will share our success with our named executive officers, as well as our other employees, when our objectives are met.

The following is a non-exhaustive list of items that we expect our compensation committee will consider in formulating our compensation philosophy and applying that philosophy to the implementation of our overall compensation program for named executive officers and other employees:

•	goals of the compensation program;
•	role of our compensation committee;
•	engagement and role(s) of an external compensation consultant and other advisors;
•	involvement of management in compensation decisions;
•	components of compensation, including equity, cash, incentive, fixed, short-, medium- and long-term compensation, and the interaction of these various components with one another;
•	equity grant guidelines with regard to timing, type, vesting and other terms and conditions of equity grants;
•	stock ownership guidelines and their role in aligning the interests of named executive officers with our stockholders;
•	severance and change of control protections;
•	perquisites, enhanced benefits and insurance;
•	deferred compensation and other tax-efficient compensation programs;
•	retirement and other savings programs;
•	peer compensation, benchmarking and survey data; and
•	risk mitigation and related protective and remedial measures.

Elements of Executive Officer Compensation

Set forth below is an overview of the expected initial components of our named executive officer compensation program, including annual cash compensation, equity awards and health and retirement benefits to be provided following completion of this offering.

Base Salaries

As of the completion of the offering, our named executive officers will earn annualized base salaries that are commensurate with their positions and are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. The expected amounts of 2011 annual base salaries for our named executive officers are set forth in the Summary Compensation Table below, but may be adjusted by our compensation committee.

Cash Bonuses

Following the completion of the offering, our named executive officers will be eligible to earn discretionary annual cash bonuses for 2011 based on the attainment of specified performance objectives established by our compensation committee. Eligibility to receive these cash bonuses is expected to incentivize our named executive officers to strive to attain company and/or individual performance goals that further our interests and the interests of our stockholders. The applicable terms and conditions of the cash bonuses will be determined by our compensation committee.

Equity Awards

We expect to make grants of restricted common stock to certain of our employees, including our named executive officers, upon completion of this offering. Each named executive officer will be entitled to an initial grant of shares of restricted stock. We expect that the aggregated denominated dollar value of all such awards will be approximately $50,000. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of the date of the completion of this offering, subject to the executive’s continued employment.

The amounts and types of future awards will be in our compensation committee’s discretion, and have not yet been determined. Equity award grants are expected to incentivize and reward increases in long-term stockholder value and to align the interests of our named executive officers with the interests of our stockholders, and to encourage the retention of our named executive officers.

Retirement Savings

We expect to establish and maintain a retirement savings plan under section 401(k) of the Code to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, which may be on a pre-tax basis through contributions to the 401(k) plan. We may match a portion of our employees’ annual contributions, within prescribed limits.

Employee Benefits

We expect that our full-time employees, including our named executive officers, will be eligible to participate in health and welfare benefit plans, which will provide medical, dental, prescription and other health and related benefits.

Additional Compensation Components

In the future, as we formulate and implement our compensation program, we may provide different and/or additional compensation components, benefits and/or perquisites to our named executive officers, to ensure that we provide a balanced and comprehensive compensation structure. We believe that it is important to maintain flexibility to adapt our compensation structure at this time to properly attract, motivate and retain the top executive talent for which we compete.

Employment Agreements

We expect to enter into employment agreements with our named executive officers, with the exception of Mr. Gold, effective upon completion of the offering, that provide for the components of compensation described above, in addition to various severance and change in control benefits and other terms and conditions of employment. We believe that the protections contained in these employment agreements will help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with our company and will provide security with regard to some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity. For a description of the material terms of these employment agreements, see “— Narrative Disclosure to Summary Compensation Table” and “— Potential Payments Upon Termination or Change in Control” below.

Equity Incentive Plan

We intend to adopt, subject to the approval of a majority of our stockholders, the ALDA Office Properties, Inc. and ALDA Office Properties, L.P. 2011 Incentive Award Plan, which we refer to as the 2011 Plan, under which we expect to grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2011 Plan, as it is currently contemplated, are summarized below. We are still in the process of implementing the 2011 Plan and, accordingly, this summary is subject to change prior to the effectiveness of the registration statement of which this prospectus is a part.

Eligibility and Administration

Employees, consultants and directors of us, our operating partnership and our respective subsidiaries will be eligible to receive awards under the 2011 Plan. The 2011 Plan will be administered by our compensation committee, which may delegate its duties and responsibilities to subcommittees of our directors and/or officers, subject to certain limitations that may be imposed under Code Section 162(m), Section 16 of the Exchange Act and/or stock exchange rules, as applicable. Our board of directors will administer the 2011 Plan with respect to awards to non-employee directors. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2011 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2011 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The aggregate number of shares of our common stock that are available for issuance under awards granted pursuant to the 2011 Plan is [•  ], which shares may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If an award under the 2011 Plan is forfeited, expires or is settled for cash, then any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2011 Plan. However, the following shares may not be used again for grant under the 2011 Plan: (i) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award, (ii) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise, and (iii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2011 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares authorized for grant under the 2011 Plan. After a transition period that may apply following the effective date of the offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2011 Plan during any calendar year is [•  ] and the maximum amount that may be paid in cash pursuant to the 2011 Plan to any one participant during any calendar year period is [•  ] million dollars ($[•  ]).

Awards

The 2011 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, profits interest units, SARs and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2011 Plan. Certain awards under the 2011 Plan may constitute or provide for a deferral of compensation, subject to Code Section 409A, which may impose additional requirements on the terms and conditions of such awards. All awards will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms. Awards other than cash awards will generally be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other tax Code requirements are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.
•	Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.
•	Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying these awards may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service with us or our affiliates, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
•	Stock Payments, Other Incentive Awards, Profits Interest Units and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Profits interest units are awards of units of our operating partnership intended to constitute “profits interests” within the meaning of the relevant Revenue Procedure guidance, which may be convertible into shares of our common stock. Cash awards are cash incentive bonuses subject to performance goals.
•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards

Performance awards include any of the awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Code Section 162(m), in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Code Section 162(m).

Code Section 162(m) imposes a $1,000,000 cap on the compensation deduction that we may take in respect of compensation paid to our “covered employees” (which should include our chief executive officer and our next three most highly compensated employees other than our chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC.

In order to constitute QPBC under Code Section 162(m), in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2011 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) price per share of common stock; (xx) regulatory body approval for commercialization of a product; (xxi) implementation or completion of critical projects; (xxii) market share; and (xxiii) economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2011 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions

The plan administrator has broad discretion to equitably adjust the provisions of the 2011 Plan, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2011 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2011 Plan), the surviving entity must assume outstanding awards or substitute economically equivalent awards for such outstanding awards; however, if the surviving entity refuses to assume or substitute for all or some outstanding awards, then all such awards will vest in full and be deemed exercised (as applicable) upon the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2011 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2011 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2011 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2011 Plan, “reprices” any stock option or SAR or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. Unless the 2011 Plan is extended by the approval of a majority of our stockholders, no award may be granted pursuant to the 2011 Plan after the tenth anniversary of the date on which we adopt the 2011 Plan.

Tax Considerations Relevant to the 2011 Plan

Section 162(m) of the Internal Revenue Code

Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our chief executive officer and each of our three next most highly compensated named executive officers (other than our chief financial officer), unless compensation is performance based. We expect that our compensation committee will, following this offering, adhere to the principle that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Section 280G of the Internal Revenue Code

Section 280G of the Internal Revenue Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Internal Revenue Code imposes a 20% penalty on the individual receiving the excess payment.

Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 280G. However, our compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G and the imposition of excise taxes under Section 4999 when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting Standards

ASC Topic 718, Compensation — Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options, restricted stock, restricted stock units and performance units under our equity incentive award plans will be accounted for under ASC Topic 718. Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering and the formation transactions, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation Tables

Summary Compensation Table

We did not conduct business in 2010 and, accordingly, we did not pay any compensation to our named executive officers during or in respect of that year. Because we have no 2010 compensation to report, we are including below a Summary Compensation Table setting forth certain compensation that we expect to pay to our named executive officers during 2011 in order to provide some understanding of our expected compensation levels. While the table below accurately reflects our current expectations with respect to 2011 named executive officer compensation, actual 2011 compensation for these officers may be increased or decreased, including through the use of compensation components not currently contemplated or described herein. We expect to disclose actual 2011 compensation for our named executive officers in 2012, to the extent required by applicable SEC disclosure rules.

Name and Principal Position	Year	Salary(1)		Bonus	Stock Awards	Options Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total(4)
Alan D. Gordon Chairman	2011		$120,000	(2)	(3)	—	—	—	—		$120,000
Richard S. Ackerman Chief Executive Officer and Director	2011		$120,000	(2)	(3)	—	—	—	—		$120,000
Lori Wittman Chief Financial Officer and Treasurer	2011		$200,000	(2)	(3)	—	—	—	—		$200,000
Bennett Kim Chief Investment Officer	2011		$150,000	(2)	(3)	—	—	—	—		$150,000
Robert Gold, Esq. General Counsel	2011	$	[• ]	(2)	(3)	—	—	—	—	$	[• ]

(1)	Each of our named executive officers will receive a pro-rata portion of the executive’s 2011 base salary for the period from the completion of this offering through December 31, 2011.
(2)	Any bonus awards to our named executive officers will be determined in the sole discretion of our compensation committee contingent upon such factors as the compensation committee may deem appropriate.
(3)	Stock awards have not yet been granted to our named executive officers but are expected to be made on or about the date of this offering. The number of shares subject to restricted stock awards is not determinable at this time, but will equal, for Messrs. Gordon and Ackerman, Ms. Wittman, and Messrs. Kim and Gold, a number of shares of our common stock determined by dividing $200,000, $200,000, $100,000, $100,000 and $50,000, respectively, by our initial offering price. These restricted stock awards will vest in three equal, annual installments on each of the first three anniversaries of the date of this offering, subject to the executive’s continued employment. These amounts will be amortized ratably over the restricted shares’ vesting period of three years.
(4)	Amounts shown in this column do not include the value of restricted stock awards (described in Note 3 above) that are expected to be granted to our named executive officers in connection with the offering, but which have not yet been granted.

Narrative Disclosure to Summary Compensation Table

We expect to enter into employment agreements with each of our named executive officers, with the exception of Mr. Gold, effective as of the date of the closing of this offering. The following is a summary of the material terms of the agreements.

Under the agreements, Mr. Gordon will serve as our Chairman, Mr. Ackerman will serve as our Chief Executive Officer, Ms. Wittman will serve as our Chief Financial Officer and Treasurer and Mr. Kim will serve as our Chief Investment Officer. Mr. Ackerman will report directly to the board, while the other executives will report to our Chief Executive Officer. The initial term of the employment agreements will end on the third anniversary of the closing of this offering. On that date, the term of the employment agreements will automatically be extended for one year, unless earlier terminated.

Under the employment agreements, the executives will receive initial annual base salaries in the amounts reflected in the “Compensation Tables — Summary Compensation Table” above, which are subject to increase at the discretion of our compensation committee. In addition, the executives will each be eligible to receive an annual discretionary cash performance bonus, the amount of which will be determined based on the attainment of performance criteria established by our compensation committee. The executives will also receive initial restricted stock awards in the amounts reflected in the “Compensation Tables — Summary Compensation Table” above.

If an executive’s employment is terminated by our company without “cause” or by the executive for “good reason” (each, as defined in the employment agreements), because our company elects not to renew the initial term of the employment agreement or by reason of the executive’s death or disability, the executive will be entitled to certain payments and benefits, as described under “— Potential Payments Upon Termination or Change in Control” below. The employment agreements also contain customary confidentiality and non-solicitation provisions.

Potential Payments Upon Termination or Change in Control

Under the employment agreements, if an executive’s employment is terminated by our company without “cause” or by the executive for “good reason” (each, as defined in the employment agreements) or upon a change in control of our company, then, in addition to accrued amounts and any earned but unpaid bonuses, the executive will be entitled to receive the following:

•	payments equal to the executive’s annual salary (as in effect on the effective date of such termination) less any required deductions or withholding, payable in equal monthly installments over a twelve (12) month period, which payments shall commence on the first business day of the first calendar month at least sixty (60) days after the termination of employment; and
•	vesting and delivery of all unvested shares of our company’s restricted stock granted to the executive on the first business day of the first calendar month at least sixty (60) days after the termination of employment.

The executive’s right to receive the severance payments and benefits described above is subject to his delivery of an effective general release of claims in favor of our company.

In the event that an executive’s employment is terminated because our company elects not to renew the initial term of the employment agreement, then the executive will be entitled to receive only accrued amounts and unpaid bonuses. In addition, if employment is terminated due to non-renewal of the employment agreement, all unvested stock-based grants held by the executive as of the date of termination shall immediately expire or be forfeited on the date of termination.

Upon a termination of employment by reason of death or disability, the executive or his/her estate will be entitled to accelerated vesting of all outstanding equity awards held by the executive as of the termination date, in addition to accrued amounts and earned but unpaid bonuses.

Director Compensation

We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. Each non-employee director is expected to receive an annual base fee for his or her services of $[•  ], payable in quarterly installments in conjunction with quarterly meetings of the board of directors. The annual retainer is expected to be payable 50% in cash and 50% in the form of restricted stock, with directors being permitted to elect to receive the cash portion of the annual retainer in the form of fully vested shares of our common stock. In addition, each non-employee director who serves as the chair of the audit, compensation or nominating and corporate governance committees is expected to receive an additional annual cash retainer of $[•  ], $[•  ] or $[•  ], respectively. Directors are expected to be permitted to elect to receive up to 100% of such additional annual retainers in the form of fully vested shares as well. We anticipate that participating directors will be able to elect to receive fully vested shares currently or on a deferred basis. We intend to reimburse each of our directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings. We have not made any payments to any of our non-employee directors or director nominees to date. Concurrently with the closing of this offering, we will grant restricted shares of our common stock with a grant date value of $[•  ] to each of our non-employee director nominees pursuant to our 2011 Plan. These awards of restricted stock, along with awards of restricted stock granted as part of the annual retainer (other than vested shares or vested deferred shares received at a director’s election in lieu of the cash component of the annual retainer), are expected to vest ratably as to one-third of the shares subject to each grant on each of the first three anniversaries of the applicable grant, subject to the director’s continued service on our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

All monetary, share and unit amounts and percentages are based on the mid-point of the pricing range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

Contribution Agreement

315 South Beverly Holdings, LLC, or the “Predecessor Entity,” is, or will become upon completion of this offering, a party to a contribution agreement, or the “contribution agreement,” with us and our operating partnership pursuant to which it will contribute its 100% interest in an entity that holds a leasehold interest in the Beverly Hills Property to our operating partnership in exchange for Class B common units of the operating partnership. The contribution agreement further provides for limited representations, warranties and indemnities by AZ 315 South Beverly, LLC and ALDA Capital, LLC, which we refer to herein as “our contributors.” See “Structure and Formation of Our Company — Formation Transactions.”

The contribution agreement is expected to provide that we will assume or succeed to the Predecessor Entity’s rights, obligations and responsibilities with respect to the entity that holds a leasehold interest in the Beverly Hills Property. It contains representations and warranties by our contributors to our operating partnership with respect to the condition and operations of the Beverly Hills Property and certain other matters. With some exceptions, each contributor has agreed to indemnify us and our operating partnership on a several but not joint basis for breach of these representations and warranties under claims brought within one year of the closing of this offering, subject to a deductible equal to [•  ]% of the respective consideration received by each of them under the contribution agreement (determined in accordance with each of their respective interests in the Predecessor Entity), and up to a maximum of [•  ]% of such respective consideration under the contribution agreement. The contributors will pledge Class B common units to our operating partnership with a value, based on the price per share of our common stock in this offering, equal to [•  ]% of the respective consideration received by each of them under the contribution agreement (determined in accordance with each of their respective interests in the Predecessor Entity), in order to secure these indemnity obligations, and except in limited circumstances, these Class B common units will be the sole recourse of our operating partnership against the contributors in the case of a breach of a representation or warranty or other claim for indemnification.

The contribution of property under the contribution agreement is subject to customary commercial real estate prorations, whereby the buyer and seller apportion rents, taxes, utilities, escrowed or restricted funds and other operating expenses.

Partnership Agreement

Prior to the completion of this offering, we will enter into an amended and restated partnership agreement with the limited partners of our operating partnership, including the Predecessor Entity. Pursuant to the partnership agreement, the holder of the Class B common units as a result of the formation transactions will have the right, upon the later of (i) 30 days after the Subordination is met or (ii) one year after becoming a holder of such Class B common units, to cause our operating partnership to redeem their Class B common units for cash equal to the then-current market value of one share of common stock, or, at our sole and absolute discretion, to exchange their Class B common units for shares of our common stock on a one-for-one basis, subject to adjustment in certain circumstances described in the partnership agreement.

Registration Rights

We expect to enter into a registration rights agreement with the Predecessor Entity in connection with its receipt of Class B common units in the formation transactions. Under the registration rights agreement, subject to certain limitations, commencing not sooner than 12 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued or issuable, at our option, in exchange for Class B common units issued in the formation transactions. See “Description of the Partnership Agreement of ALDA Office Properties, L.P. — Redemption Rights” for a description of the limitations on the redemption rights of the holder of the Class B common units. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act of 1933, as amended, or the Securities Act, to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale. See “Shares Eligible for Future Sale — Registration Rights.”

Employment Agreements

We also expect to enter into employment agreements with certain of our executive officers that will become effective as of the closing of this offering, which provide for salary, bonus and other benefits, including awards of restricted stock upon closing of this offering, accelerated equity vesting upon a change in control and severance upon a termination of employment under certain circumstances. The material terms of the employment agreements with certain of our named executive officers are described under “Executive Compensation — Narrative Disclosure to Summary Compensation Table” and “Executive Compensation — Potential Payments Upon Termination or Change in Control.”

Indemnification of Officers and Directors

We expect to enter into an indemnification agreement with each of our executive officers and directors as described in “Management — Limitation of Liability and Indemnification.”

Reimbursement of Pre-closing Transaction Costs

From time to time prior to this offering, our contributors have advanced or incurred an aggregate of approximately $[•  ] million in organizational and other similar expenses in connection with this offering and the formation transactions. These funds were advanced or incurred with the understanding that they would be repaid out of the proceeds of a completed public offering. Accordingly, upon consummation of this offering, we will repay approximately $[•  ] million of such advances to our contributors. The remaining approximately $[•  ] of such advances will be repaid to unaffiliated third parties.

Related Party Loan

On August 30, 2010, the Predecessor Entity entered into an unsecured revolving loan agreement with AZ Property Partners, LLC, for an aggregate unpaid principal limit of $1,280,500. AZ Property Partners, LLC is the member of AZ 315 South Beverly, LLC, which is controlled by Richard S. Ackerman, our Chief Executive Officer and a member of our board of directors. The loan accrues interest at a rate of 3.5% over LIBOR adjusted at the beginning of each month. The loan is a demand loan and the loan agreement can be terminated upon 10 business days written notice from the Predecessor Entity to the borrower, wherein all unpaid principal and interest will immediately come due. The interest rate as of March 31, 2011 is 3.76%. As of March 31, 2011, the outstanding principal and accrued interest was $1,069,926 and $23,268, respectively. Pursuant to the formation transactions, we expect to acquire all of the Predecessor Entity’s interest in this loan.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of the Beverly Hills Property, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of the Beverly Hills Property and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of the Beverly Hills Property and other acquired properties and assets. We currently intend to invest primarily in office properties of approximately 300,000 square feet or smaller, primarily in Northern and Southern California. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the Beverly Hills Property or other acquired properties, or sell such property or properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our initial portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. We will limit our investment in any securities so that we do not fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our initial portfolio consists of a leasehold interest in an office property, and our business objectives emphasize direct investments in commercial properties, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in mortgages secured by office-related properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment. We will limit our investment in any securities so that we do not fall within the definition of an “investment company” under the 1940 Act.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments with respect to the office properties owned by such entities, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We do not currently intend to dispose of our leasehold interest in the Beverly Hills Property, although we reserve the right to do so if, based upon management’s periodic review of the Beverly Hills Property, our board of directors determines that such action would be in our best interest and consistent with our qualification as a REIT. We will be permitted to dispose of our leasehold interest without the consent of the lessor, provided that any transfer of our leasehold interest is accompanied by a transfer of our interest in the building, such as other improvements, fixtures and equipment.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We will also look to take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. Our charter and bylaws do not limit the amount of debt that we may incur. Although our board of directors has not adopted a policy limiting the total amount of debt that we may incur, we intend upon full deployment of the net proceeds of this offering to target a ratio of debt to total assets of 50 – 65% based on the cost of our assets. We intend to target a limit on our floating rate debt of no more than 35% of outstanding debt through fixed rate borrowing or interest rate hedges.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic conditions, relative costs of debt and equity capital, market value of our portfolio, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Lending Policies

As described in “Certain Relationships and Related Party Transactions — Related Party Loan,” pursuant to the formation transactions, we expect to acquire all of the interests in a loan made by the Predecessor Entity to an affiliate of our Chief Executive Officer. We have not made any loans to third parties, although we do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. We may also buy distressed notes as a way of acquiring assets or make loans to distressed owners as an ultimate means of obtaining control of the assets. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional units and senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us generally will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive right to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of common stock or units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview.  Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law in connection with the management of our operating partnership. Our duties and obligations as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company.

Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

The partnership agreement of our operating partnership provides that the provisions limiting our liability, as the general partner, to our operating partnership and the limited partners act as an express limitation of any fiduciary or other duties that we would otherwise owe our operating partnership and the limited partners. The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

The partnership agreement of our operating partnership expressly limits our liability by providing that neither we nor our directors and officers are liable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. In addition, our partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors and any persons we may designate from time to time in our sole and absolute discretion to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement.

Policies Applicable to All Directors and Officers.

Following the completion of this offering, there will be conflicts of interest with respect to certain transactions between the beneficial owners of the Class B common units in our operating partnership, who are also officers and directors of our company, and our stockholders. In particular, the consummation of certain business combinations, the sale of the Beverly Hills Property or a reduction of indebtedness could have adverse tax consequences to such beneficial owners, which would make those transactions less desirable to them. Certain of our directors and executive officers will hold both operating partnership common units and shares of our common stock upon completion of this offering and the formation transactions.

We intend to adopt certain policies that are designed to eliminate or minimize certain potential conflicts of interest, including a policy for the review, approval or ratification of any related party transaction, which is any transaction or series of transactions in which we or any of our subsidiaries are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. This policy will provide that the nominating and corporate governance committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. Based on its consideration of all of the relevant facts and circumstances, the nominating and corporate governance committee will decide whether or not to approve such transaction. If we become aware of an existing related party transaction that has not been pre-approved under this policy, the transaction will be referred to the nominating and corporate governance committee, which will evaluate all options available, including ratification, revision or termination of such transaction. This policy also will require any director who may be interested in a related party transaction to recuse himself or herself from any consideration of such related party transaction. Further, we will adopt a code of business conduct and ethics that prohibits conflicts of interest between us on the one hand, and our employees, officers and directors on the other hand, unless such transactions are approved by a majority of our disinterested directors. In addition, our board of directors is subject to certain provisions of Maryland law that are designed to eliminate or minimize conflicts. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts. If such policies or provisions of law are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Certain of our directors and executive officers have ownership interests in our historical operating companies and/or the single asset entity that we will acquire in the formation transactions upon completion of this offering. The contribution agreement provides for limited representations and warranties by the respective contributors regarding the entity and asset being contributed in the formation transactions, and entitle us and our operating partnership to indemnification for breaches of those representations and warranties on a several but not joint basis by each contributor, subject to a deductible of [•  ]% of the respective consideration received by each of them under the contribution agreement (determined in accordance with each of their respective interests in the Predecessor Entity), and up to a maximum of [•  ]% of such respective consideration under the contribution agreement. See “Risk Factors — We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.” In addition, we expect that certain of our executive officers will enter into employment agreements with us pursuant to which they will agree, among other things, not to engage in certain business activities in competition with us and pursuant to which, except with respect to their activities with respect to their interests in certain other real estate activities specified in the employment agreements, they will devote sufficient attention to our affairs so as not to interfere with or restrict their ability to fulfill their duties as officers. See “Executive Compensation — Employment Agreements.” We may chose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationship with our directors and executive officers.

We did not conduct arm’s length negotiations with our contributors with respect to all of the terms of the formation transactions. In the course of structuring the formation transactions, the beneficial owners of our contributors had the ability to influence the type and level of benefits that they and our other officers will receive from us.

Other Business Interests

Our Chairman of the board of directors, Alan D. Gordon, our Chief Executive Officer, Richard S. Ackerman, our Chief Financial Officer, Lori Wittman, and our General Counsel, Robert Gold, have outside business interests that are not being contributed to our company and that could require time and attention. In addition, they will have certain management and fiduciary obligations related to these business interests that may interfere with their ability to devote all of their time to our business and affairs and may adversely affect our business. We cannot accurately predict the amount of time and attention that will be required of these officers to perform their ongoing duties related to outside business interests; however, as noted above, we expect to enter into employment agreements with our Chairman of the board of directors, our Chief Executive Officer and our Chief Financial Officer, pursuant to which they will agree to devote sufficient time and attention to our affairs to fulfill their duties as officers.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;
•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock, or units convertible into common stock, in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of ALDA Office Properties, L.P.,” we expect, but are not obligated, to issue common stock to holders of common units upon exercise of their redemption rights. Except in connection with the formation transactions, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase the number of authorized shares of common stock or preferred stock and to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury Regulations, our board of directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Operating Partnership

Following the completion of this offering and the formation transactions, our operating partnership will, directly or indirectly through its wholly-owned subsidiaries, hold substantially all of our assets and conduct substantially all of our operations. We will contribute the net proceeds from this offering to our operating partnership in exchange for Class A common units in our operating partnership. Subject to the preferred rights of any class or series of units that our operating partnership may issue in the future, our interest in our operating partnership will entitle us to share in cash distributions from, and allocations of profits and losses of, our operating partnership in proportion to our percentage ownership of common units. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business, subject to limited approval and voting rights of the limited partners described more fully below in “Description of the Partnership Agreement of ALDA Office Properties, L.P.” Our board of directors will manage the business and affairs of our company by directing the business and affairs of our operating partnership.

Beginning on or after the date that is 12 months after the consummation of this offering, limited partners of our operating partnership will have the right, subject to the terms and conditions set forth in the partnership agreement, including the limitation described below with respect to the Class B common units, to require our operating partnership to redeem part or all of their outstanding common units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Stock — Restrictions on Ownership and Transfer.” With respect to the Class B common units, such units will not be redeemable for cash or exchangeable for shares of our common stock until the later of (i) 30 days after the Subordination has been met or (ii) one year after becoming a holder of such common units. With each redemption of units, we will increase our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses. See “Description of the Partnership Agreement of ALDA Office Properties, L.P.”

Formation Transactions

We will hold a leasehold interest in the Beverly Hills Property indirectly through our wholly-owned subsidiary, upon the completion of this offering.

Prior to or concurrently with the completion of this offering, we will engage in the formation transactions described below, which are designed to consolidate our asset management, property management, property development, leasing, tenant improvement, construction, acquisition and financing business into our operating partnership; consolidate the ownership of the Beverly Hills Property into our operating partnership; facilitate this offering; enable us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2011; and preserve the tax position of certain continuing investors.

Pursuant to the formation transactions, the following have occurred or will occur concurrently with or prior to the completion of this offering. With the exception of the value of the Class B common units to be issued in the formation transactions, all monetary, share and unit amounts are based on the mid-point of the range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

•	ALDA Office Properties, Inc. was formed as a Maryland corporation on June 29, 2011. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2011.
•	Our operating partnership was formed as a Delaware limited partnership on [• ], 2011.
•	We will sell [• ] shares of our common stock in this offering and [• ] additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for Series A common units.

•	Pursuant to a contribution agreement, dated as of [• ], 2011, our operating partnership will, indirectly through its wholly-owned subsidiary, acquire a 100% ownership interest in the entity that holds a leasehold interest in the Beverly Hills Property from the Predecessor Entity in exchange for an aggregate of $[• ] of Class B common units of the operating partnership, representing an approximate [• ]% interest in our company on a fully-diluted basis, or an approximate [• ]% interest on a fully-diluted basis if the underwriters’ overallotment option is exercised in full.
•	Pursuant to the contribution agreement, our operating partnership will, indirectly through its wholly-owned subsidiary, acquire all of the Predecessor Entity’s interest in a loan with an outstanding balance of approximately $1.1 million, wherein the borrower is an entity controlled by our Chief Executive Officer, Richard S. Ackerman. See “Certain Relationships and Related Party Transactions — Related Party Loan.”
•	Substantially all of the current management team of BRP Management, LLC, the current manager of the Beverly Hills Property, will become our executive management team, and substantially all of the current employees of BRP Management, LLC will become our employees.
•	The Predecessor Entity will enter into the contribution agreement, which includes certain representations, warranties and indemnity obligations. This agreement provides for representations and warranties by our contributors regarding the entity and asset being contributed in the formation transactions, and entitle us and our operating partnership to indemnification for breaches of those representations and warranties on a several but not joint basis by each contributor, subject to a deductible of [• ]% of the respective consideration received by each of them under the contribution agreement (determined in accordance with each of their respective interests in the contributor) and up to a maximum of [• ]% of such respective consideration under the contribution agreement. As credit support for potential indemnification claims, we have received from the contributors or their nominees a lien and security interest in a number of Class B common units having an aggregate value equal to [• ]% of the total consideration paid by us and our operating partnership in the formation transactions, based on the price per share of common stock in the initial public offering. The number of pledged Class B common units will be fixed as of the closing of this offering, and accordingly will not increase in the event the trading price of our common stock drops below the initial public offering price. The pledged collateral will be released on the one-year anniversary of the closing of this offering to the extent that claims have not been made against the outstanding collateral. If any claim for indemnification is made by us against a contributor or its nominee within such one year period, all or a portion of the Class B common units pledged by such contributor or its nominee will be held by us until resolution of such claim, at which time any amounts not used to satisfy such claim will be returned to such contributor or nominee, as applicable.

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions certain of our executive officers and directors will receive material benefits, including those set forth below. Amounts below are based on the mid-point of the range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

Alan D. Gordon

•	In exchange for the contribution by the Predecessor Entity of its interest in the entity that currently holds a leasehold interest in the Beverly Hills Property, it will receive $[• ] of Class B common units of the operating partnership. As noted above, the Predecessor Entity is owned by an entity controlled by our Chief Executive Officer and by ALDA Capital, LLC. Mr. Gordon, our Chairman and a member of our board of directors, owns a substantial interest in and manages ALDA Capital, LLC, and, as such, Mr. Gordon will indirectly own [• ]% of the Class B common units that the Predecessor Entity will receive. We also expect to enter into an employment agreement with Mr. Gordon in connection with his services as our Chairman, pursuant to which Mr. Gordon will receive restricted shares of our common stock, consisting of a number of shares determined by dividing $200,000 by our initial public offering price. As a result, Mr. Gordon will own an approximate [• ]% interest in our company on a fully-diluted basis, or an approximate [• ]% interest on a fully-diluted basis if the underwriters’ overallotment option is exercised in full.

Richard S. Ackerman

•	In exchange for the contribution by the Predecessor Entity of its interest in the entity that currently holds a leasehold interest in the Beverly Hills Property, it will receive $[• ] of Class B common units of the operating partnership. The Predecessor Entity is owned by ALDA Capital, LLC and AZ 315 South Beverly, LLC. AZ 315 South Beverly, LLC is controlled by Mr. Ackerman, our Chief Executive Officer and one of our directors, and, as such, Mr. Ackerman will indirectly own [• ]% of the Class B common units that the Predecessor Entity will receive. We also expect to enter into an employment agreement with Mr. Ackerman in connection with his services as our Chief Executive Officer, pursuant to which Mr. Ackerman will receive restricted shares of our common stock, consisting of a number of shares determined by dividing $200,000 by our initial public offering price. As a result, Mr. Ackerman will own an approximate [• ]% interest in our company on a fully-diluted basis, or an approximate [• ]% interest on a fully-diluted basis if the underwriters’ overallotment option is exercised in full.

Employment Agreements

We also expect to enter into employment agreements with certain of our executive officers that will become effective as of the closing of this offering, which provide for salary, bonus and other benefits, including awards of restricted stock upon closing of this offering, accelerated equity vesting upon a change in control and severance upon a termination of employment under certain circumstances. The material terms of the agreements with certain of our named executive officers are described under “Executive Compensation —  Narrative Disclosure to Summary Compensation Table” and “Executive Compensation — Potential Payments Upon Termination or Change in Control.” See also “Conflicts of Interest.”

Indemnification Agreements

We also expect to enter into indemnification agreements with our directors and executive officers at the closing of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors.

Registration Rights Agreement

We expect to enter into a registration rights agreement with the Predecessor Entity in connection with its receipt of Class B common units in the formation transactions. Under the registration rights agreement, subject to certain limitations, commencing not sooner than 12 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued or issuable, at our option, in exchange for Class B common units issued in the formation transactions. See “Description of the Partnership Agreement of ALDA Office Properties, L.P. — Redemption Rights” for a description of the limitations on the redemption rights of the holder of the Class B common units. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act of 1933, as amended, or the Securities Act, to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale.

Consequences of this Offering and the Formation Transactions

The completion of this offering and the formation transactions will have the following consequences. All amounts are based on the mid-point of the range set forth on the cover page of this prospectus. For a discussion of amounts based on other prices within the range, see “Pricing Sensitivity Analysis.”

•	Through our interest in our operating partnership and its wholly-owned subsidiaries, we will indirectly hold a leasehold interest in and operate the Beverly Hills Property.
•	We will be the sole general partner of our operating partnership and initially will own all of the outstanding Class A common units therein, representing [• ]% of all outstanding common units, including Class B common units.

•	Purchasers of our common stock in this offering will own [• ]% of our outstanding common stock, or [• ]% on a fully-diluted basis, assuming the exchange of all outstanding common units for shares of our common stock.
•	Messrs. Gordon and Ackerman will collectively own [• ]% of our outstanding common stock, or [• ]% on a fully-diluted basis, assuming the exchange of all common units for shares of our common stock. If the underwriters’ overallotment option is exercised in full, Messrs. Gordon and Ackerman will collectively own [• ]% of our outstanding common stock, or [• ]% on a fully-diluted basis, assuming the exchange of all common units for shares of our common stock.
•	We expect to have total consolidated indebtedness of approximately $20.0 million.
•	Through our interest in our operating partnership and its wholly-owned subsidiaries, we will indirectly become the holder of a loan with an outstanding balance of approximately $1.1 million, wherein the borrower is an entity controlled by our Chief Executive Officer, Richard S. Ackerman. See “Certain Relationships and Related Party Transactions — Related Party Loan.”
•	Each common unit owned by us and the limited partners in our operating partnership is intended to have economic rights that are substantially identical to one share of our common stock. The exception to this will be the subordination of dividends on the Class B common units indirectly owned by Mr. Ackerman and Mr. Gordon until such time as the Subordination has been met. See “Description of the Partnership Agreement of ALDA Office Properties, L.P.” for a description of the Subordination.

The following diagram depicts our expected ownership structure and the expected ownership structure of our operating partnership upon completion of this offering and the formation transactions (assuming no exercise by the underwriters of their overallotment option).

(1)	Reflects shares of our common stock issued in connection with our initial capitalization and to be issued to certain of our executive officers upon completion of this offering.
(2)	AZ 315 South Beverly, LLC is an entity controlled by Richard S. Ackerman, our Chief Executive Officer and one of our directors.
(3)	Alan D. Gordon, our Chairman and a member of our board of directors, manages ALDA Capital, LLC.

Determination of Consideration Payable for the Beverly Hills Property

Our operating partnership will indirectly, through its wholly-owned subsidiary acquire the leasehold interest in the Beverly Hills Property in connection with the formation transactions. The consideration paid to the Predecessor Entity in the formation transactions will be based upon the terms of the contribution agreement negotiated among us and our operating partnership, on the one hand, and the contributors, on the other hand. Under this agreement, the contributor will receive a number of Class B common units of the operating partnership equal to a fixed dollar value to be determined by our board of directors. The aggregate dollar amount of Class B common units will be subject to adjustment for closing prorations and changes in indebtedness encumbering the property, among other things. The number of Class B common units issued will be equal to (i) the consideration for the Beverly Hills Property, as will be determined by our board of directors, divided by (ii) the initial public offering price of our common stock.

In connection with its contribution of the leasehold interest in the Beverly Hills Property to our operating partnership, the Predecessor Entity will receive Class B common units with an aggregate value of $[•  ] million.

Prior to the contribution of the leasehold interest in the Beverly Hills Property in the formation transactions, our directors will review a number of factors to determine the appropriate consideration to be paid for the leasehold interest in the Beverly Hills Property in the formation transactions, including an appraisal, management projections, market comparables, market information from real estate brokers and an analysis of general market conditions. However, although we will have obtained a third-party appraisal of the leasehold interest in the Beverly Hills Property as one of several factors that will be considered in determining the consideration, we have not obtained and will not obtain any fairness opinions in connection with the contribution of the leasehold interest in the Beverly Hills Property in the formation transactions. The amount of consideration that we will pay in the form of Class B common units in the operating partnership will be based on management’s estimate of fair market value. The amount of consideration we will pay will not be negotiated on an arm’s length basis and management’s estimate of fair market value may exceed the appraised fair market value of the leasehold interest in the Beverly Hills Property.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider, among other things, our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and dividend yields of publicly-traded companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the book value of the Beverly Hills Property, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus, we provide certain information based on the assumption that we price our shares at the mid-point of the pricing range set forth on the cover page of this prospectus. However, certain of this information will be affected if the actual price per share in this offering is different from that mid-point. The following table sets forth this information at low-, mid- and high-points of the range of prices set forth on the cover page of this prospectus (dollar amounts in thousands):

Price per Share
Formation Transactions	$[• ]	$[• ]	$[• ]

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF ALDA OFFICE PROPERTIES, L.P.

We have summarized the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of ALDA Office Properties, L.P., which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. For purposes of this section, references to “we,” “our,” “us,” “our company” and the “general partner” refer to ALDA Office Properties, Inc. in our capacity as the general partner of our operating partnership.

General

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through subsidiaries. We will enter into the partnership agreement in connection with the formation transactions, and the provisions of the partnership agreement described below will be in effect from and after the consummation of this offering. We are the general partner of the operating partnership, and, following the completion of this offering, we will initially own all of the outstanding Class A common units in the operating partnership, representing [•  ]% of all outstanding common units, including the Class B common units.

The Predecessor Entity, which will contribute its indirect interest in the Beverly Hills Property pursuant to the formation transactions, will receive Class B common units in our operating partnership, and, as a result, will own [•  ]% of all outstanding common units. Holders of common units in the operating partnership are generally entitled to share in cash distributions from, and in the profits and losses of, the operating partnership in proportion to their respective percentage interests of common units in the operating partnership if and to the extent authorized by us and subject to the preferential rights of holders of outstanding preferred units. The exception to this will be the subordination of distributions on the Class B common units owned by the Predecessor Entity until such time as sufficient cash from operations is available to pay a 6% non-cumulative return on the initial public offering price on all outstanding shares of our common stock, on a fully-diluted basis, which is otherwise referred to throughout this prospectus as the “Subordination.”

Except with respect to the Subordination, holders of the Class B common units shall enjoy the same rights as holders of the Class A common units. Our operating partnership may issue additional common units in connection with the acquisition of additional properties to the owners of such properties. Such common units will have rights and preferences that will be pari passu or junior to the rights and preferences of the Class A common units.

Pursuant to the partnership agreement, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership. The limited partners have no power to remove the general partner without the general partner’s consent.

We are under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. We, as the general partner of the operating partnership, are not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that we have acted in good faith.

Upon completion of this offering and the formation transactions, substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership or subsidiary, and our operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Management Liability and Indemnification

Neither we nor our directors and officers are liable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors and any persons we may designate from time to time in our sole and absolute discretion to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement (subject to the exceptions described below under “— Fiduciary Responsibilities”).

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner of our operating partnership has fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. The limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by us to our stockholders and the fiduciary duties owed by us, in our capacity as general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

The limited partners of our operating partnership expressly acknowledged that we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively.

Distributions

The partnership agreement provides that holders of Class A and Class B common units are entitled to receive quarterly distributions of all, or such portion as we may in our sole and absolute discretion determine, of available cash (i) first, with respect to any common units that are entitled to any preference in accordance with the rights of such common unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any common units that are not entitled to any preference in distribution, in accordance with the rights of such class of common unit (and, within such class, pro rata in accordance with their respective percentage interests).

Holders of Class B common units will not be entitled to receive distributions until the Subordination is met. Distributions payable with respect to any common units that were not outstanding during the entire quarterly period in respect of which a distribution is made, other than common units issued to us in connection with the issuance of shares of our common stock, will be prorated based on the portion of the period that such units were outstanding.

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of common units holding the same class of common units in accordance with their respective percentage interests in the class at the end of each fiscal year. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise provided in the partnership agreement, for U.S. federal income tax purposes under the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the partners of our operating partnership in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction (such as our formation transactions) must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership intends to allocate tax items to the holders of common units taking into consideration the requirements of Code Section 704(c) using the “traditional method” under Code Section 704(c).

Redemption Rights

After one year of becoming a holder of common units, each limited partner of our operating partnership will have the right, subject to the terms and conditions set forth in the partnership agreement, including the limitation described below with respect to the Class B common units, to require our operating partnership to redeem all or a portion of the common units held by such limited partner in exchange for a cash amount equal to the number of tendered common units based upon the fair market value of an equivalent number of shares of our common stock at the time of redemption, or for shares of our common stock at our discretion, unless the terms of such common units or a separate agreement entered into between our operating partnership and the holder of such common units provide that they are not entitled to a right of redemption. With respect to the Class B common units, such units will not be redeemable for cash or exchangeable for shares of our common stock until the later of (i) 30 days after the Subordination has been met or (ii) one year after becoming a holder of such Class B common units. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered common units from the tendering partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each common unit (subject to anti-dilution adjustments provided in the partnership agreement). It is our current intention to exercise this right in connection with any redemption of common units.

Transferability of Common Units; Extraordinary Transactions

We will not be able to voluntarily withdraw from the operating partnership or transfer our interest in the operating partnership, including our limited partner interest unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the partnership agreement. The partnership agreement permits us to engage in a merger, consolidation or other combination, other transaction that results in a change of control, recapitalization, liquidation or sale of substantially all of our assets if:

•	we receive, after obtaining stockholder approval, the approval of the limited partners pursuant to which we would vote the common units we hold in the same proportion as our stockholders voted on the matter in connection with the stockholder vote to determine whether we can proceed with the proposed transaction; and
•	as a result of such transaction all limited partners will receive, or will have the right to receive, for each common unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of common units shall be given the option to exchange its common units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. Except with our consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote or effect a redemption with respect to such common units in any matter presented to the limited partners for a vote. We, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by us in our sole and absolute discretion.

Issuance of Our Stock

Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of common units, we will generally be obligated to contribute or cause to be contributed the cash proceeds received from the issuance to our operating partnership in exchange for, in the case of common stock, common units or, in the event of an issuance of preferred stock, preferred common units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, we have the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership.

Term

The term of the operating partnership commenced on [•  ], 2011 and will continue perpetually, unless earlier terminated in the following circumstances:

•	a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;
•	an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;
•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;
•	the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;
•	the redemption (or acquisition by the general partner) of all common units that the general partner has authorized other than those held by our company; or
•	the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Partnership Agreement

Amendments to the partnership agreement may only be proposed by the general partner. Generally, the partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all common units (excluding common units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	convert a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);
•	modify the limited liability of a limited partner;
•	alter the rights of any partner to receive the distributions to which such partner is entitled;
•	alter or modify the redemption rights provided by the partnership agreement; or
•	alter or modify the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, we will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

•	add to our obligations or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;
•	reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the partnership agreement and to amend the list of common unit holders in connection with such admission, substitution or withdrawal;
•	reflect a change that is of an inconsequential nature and does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with the law or with the provisions of the partnership agreement;
•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;
•	set forth and reflect in the partnership agreement the designations, rights, powers, duties and preferences of the holders of any additional common units issued pursuant to the partnership agreement;
•	reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT or to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among our company and any qualified REIT subsidiary;
•	modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);
•	issue additional partnership interests; and
•	reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner of the operating partnership and which does not otherwise require the consent of each partner adversely affected.

Certain provisions affecting our rights and duties as general partner, either directly or indirectly (e.g., restrictions relating to certain extraordinary transactions involving us or the operating partnership) may not be amended without the approval of a majority of the limited common units (excluding limited common units held by us).

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock and shares of common stock into which common units are exchangeable immediately following the completion of this offering and the formation transactions for (i) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (ii) each of our directors, director nominees and executive officers, and (iii) all of our directors, director nominees and executive officers as a group. This table assumes that the formation transactions and this offering are completed, and gives effect to the expected issuance of common stock and units in connection with this offering and the formation transactions. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold shares of common stock as opposed to units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are exercisable as of [•], 2011 or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o 315 S. Beverly Drive, Suite 211, Beverly Hills, California 90212. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial Owner	Number of Shares And Common Units Beneficially Owned	Percentage of All Shares	Percentage of All Shares and Common Units

DESCRIPTION OF STOCK

The following summary of the material terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Maryland law and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to [•] million shares of common stock, $0.01 par value per share, or common stock, and [•] million shares of preferred stock, $0.01 par value per share, or preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board and without any action by our stockholders, to amend our charter, from time to time, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue. Upon completion of this offering and the other transactions described in this prospectus, [•] shares of our common stock will be issued and outstanding, and no shares of our preferred stock will be issued and outstanding.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor and declared by us, and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of the votes cast.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights, and have no preemptive rights to subscribe for any securities of our company. Our charter provides that our stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for the approval of these matters by a majority of the votes entitled to be cast on the matter, except that the approval of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast is required to remove a director or to amend the removal provisions of our charter. Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity all of the equity interests of which are owned, directly or indirectly, by the corporation. Operating assets may be held by our operating partnership or its wholly-owned subsidiaries and these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders. In addition, our partnership agreement requires that in any merger, consolidation, business combination, other change in control transaction or disposition of all or substantially all of our assets in one or more transactions with another entity, which requires the vote of our stockholders, we seek the approval of the holders of our common units after obtaining stockholder approval. We, as the general partner of our operating partnership, would conduct a vote of the holders of common units (including us) on the matter and we would vote the common units we hold in the same proportion as our stockholders voted on the matter in connection with the stockholder vote. The result of the vote of the holders of common units (including the proportionate vote of the common units that we hold as general partner based on the stockholder vote) will then determine whether we can proceed with the proposed transaction.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each such class or series and to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of preferred stock into one or more classes or series of stock. Prior to issuance of shares of each new class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of stock that have priority over shares of our common stock with respect to dividends, distributions or rights upon liquidation or with other terms or conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter, from time to time, to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series of stock, as well as the additional authorized shares of stock, will be available for issuance without further action by our stockholders unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. See “Material Provisions of Maryland Law and of Our Charter and Bylaws —  Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly, indirectly or through attribution, by five or fewer individuals (for this purpose, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended, among other purposes, to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, excluding any shares of common stock that are not treated as outstanding for federal income tax purposes, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares (whichever is more restrictive) of our outstanding common stock and thereby violate the applicable ownership limit.

Our board of directors may, in its sole and absolute discretion, prospectively or retroactively, waive either or both of the ownership limits with respect to a particular person if, among other limitations, it:

•	determines that such waiver will not cause any individual (for this purpose, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust) to own, actually or beneficially, more than 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock; and
•	determines that, subject to certain exceptions, such person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant.

As a condition of our waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors in its sole and absolute discretion in order to determine or ensure our status as a REIT or such representations and/or undertakings as are necessary to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

Our board of directors will grant to the Predecessor Entity and our contributors an exemption from the ownership limits, subject to various conditions and limitations. During the time that such waiver is effective, the Predecessor Entity and our contributors will be subject to an increased ownership limit applicable to each such holder, which we refer to as the excepted holder limit. As a condition to granting such excepted holder limit, the Predecessor Entity and our contributors will make certain representations and covenants to us, including representations that, to their best knowledge, as a result of their respective direct and indirect ownership of shares of our common stock, no other person (other than our operating partnership) will actually, beneficially, or constructively own shares of our common stock in excess of the ownership limit and that, as of the pricing of this offering, they do not actually or constructively own, or reasonably anticipate so owning, in excess of 9.9% of the outstanding equity interests in any of the tenants that we expect to have at the closing of this offering, other than our company, which will be a tenant. Thereafter, before we enter into or acquire a lease with a new tenant, we will be obligated to disclose the new tenant to the Predecessor Entity and our contributors, and they will have one business day to inform us as to whether they actually or constructively own, or reasonably anticipate so owning, more than 9.9% of the equity interests in such tenant. If one or more of them do own such an interest, if we enter into a lease with that tenant, the rent from that tenant would fail to qualify under the REIT income tests. If this rent could prevent us from satisfying the REIT gross income tests, then our charter would require that the number of shares owned by the Predecessor

Entity in excess of the ownership limit be automatically transferred to a trust as described below. If this occurs, and the Predecessor Entity or our contributors, as applicable, gave us advance notice of their tenant ownership as described above, we would be obligated to indemnify the Predecessor Entity and our contributors for any damages they suffer as a result of the transfer of shares to the trust. In addition, even if the Predecessor Entity and our contributors do not own one of our tenants at the time that our board of directors grants this exemption, they may later acquire over 9.9% of the equity interests in that tenant provided (i) our annual income from that tenant and other tenants in which they own over a 9.9% interest will not exceed 2% of our gross income; and (ii) such ownership could not otherwise cause us to fail to qualify as a REIT. As a result, ownership of our tenants by the Predecessor Entity or our contributors may increase our nonqualifying income or prevent us from entering into certain leases with certain tenants. The representations and covenants that will be made by the Predecessor Entity and our contributors in connection with the granting of the exemptions are intended to ensure that, as a result of granting such exemptions, we will continue to qualify as a REIT. The Predecessor Entity and our contributors must inform us if any of these representations becomes untrue or is violated, in which case they will lose their excepted holder limit. Subject to certain conditions, we may reduce the excepted holder limit (but not below the ownership limit) if the Predecessor Entity and our contributors actually, beneficially or constructively own fewer shares than the excepted holder limit for a specified period. In addition, Predecessor Entity’s and our contributors’ actual and constructive ownership of our common stock and interests in our operating partnership may cause our operating partnership to be deemed to constructively own shares of our common stock in excess of the ownership limits. In that case, our board of directors will grant our operating partnership an exemption from the ownership limits. We believe that these exemptions will not jeopardize our status as a REIT for federal income tax purposes.

In connection with a waiver of an ownership limit or at any other time, our board of directors may increase or decrease one or both of the ownership limits, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

Our charter provisions further prohibit:

•	any person from actually, beneficially or constructively owning shares of our stock that could result in us being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and
•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days written prior notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply until the closing of this offering and will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or could result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NCM on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the last sale price reported on the NCM on the date we, or our designee, accepts such offer. We may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons, designated by the trustee, who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NCM on the day of the event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and
•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing our company to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual, beneficial or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders otherwise believe to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is [•].

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL nor, unless our bylaws are amended, more than 15. We expect to have nine directors upon the closing of this offering. Our charter provides that, at such time as we have a class of securities registered under the Exchange Act and at least three independent directors, which we expect to have upon the closing of this offering, we elect to be subject to a provision of Maryland law requiring that vacancies on our board of directors may be filled only by the remaining directors and that any individual elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies under the MGCL. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted from the business combination provisions of the MGCL, and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to, business combinations between us and any interested stockholder that have been approved by a majority of our directors who are not affiliated with the interested stockholder, unless our board in the future alters or repeals this resolution. As a result, anyone who is or later becomes an interested stockholder may be able to enter into business combinations with us without compliance by our company with the five-year moratorium, supermajority vote requirements and the other provisions of the statute.

We cannot assure you that our board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to exercise or direct the exercise of the voting power in the election of directors generally but excluding: (1) the person who has made or proposes to make the control share acquisition, (2) any officer of the corporation or (3) any employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all control share acquisitions by any person of shares of our stock. Our board of directors may amend or eliminate this provision at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;
•	a two-thirds vote requirement for removing a director;
•	a requirement that the number of directors be fixed only by vote of the directors;
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or
•	a majority requirement for the calling of a special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from the board, which removal must be for cause, (2) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and (3) require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or adopt one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

Our charter generally may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter, except that amendments to the provisions of our charter relating to the removal of directors and the vote required to amend the removal provision may be amended only with the approval of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders will be held each year at a date and time determined by our board of directors. Special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at such meeting on such matter who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•	with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:
•	pursuant to our notice of the meeting;
•	by or at the direction of our board of directors; or
•	by a stockholder who was a stockholder of record both at the time the stockholder provides the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures set forth in, and provided the information and certifications required by, our bylaws; and
•	with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:
•	by or at the direction of our board of directors; or
•	provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time the stockholder provides the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in, and provided the information and certifications required by, our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The supermajority vote required to remove directors, our election to be subject to the provision of Subtitle 8 vesting in our board of directors the exclusive power to fill vacancies on our board of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or that our common stockholders otherwise believe to be in their best interests. Likewise, if our board of directors were to elect to be subject to the provision of Subtitle 8 providing for a classified board or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:
•	was committed in bad faith; or
•	was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•	a written unsecured undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or
•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The partnership agreement of our operating partnership expressly limits our liability by providing that neither we, as the general partner of our operating partnership, nor our directors and officers are liable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The partnership agreement further provides for indemnification of us, our affiliates and each of our respective officers, directors and any persons we may designate from time to time in our sole and absolute discretion to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement. See “Description of the Partnership Agreement of ALDA Office Properties, L.P. — Exculpation and Indemnification.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors as described in “Management — Limitation of Liability and Indemnification.”

Restrictions on Ownership and Transfer of our Stock

Our charter contains restrictions on the ownership and transfer of our stock that are intended, among other purposes, to assist us in continuing to qualify as a REIT. Subject to certain exceptions, our charter provides that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. For more information regarding these and other restrictions on the ownership and transfer of our stock imposed by our charter, see “Description of Stock — Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to be qualified as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, and the formation transactions, we will have outstanding [•] shares of our common stock ([•] shares if the underwriters’ overallotment option is exercised in full). In addition, upon completion of this offering, [•] shares of our common stock will be issuable upon exchange of common units.

Of these shares, the [•] shares sold in this offering ([•] shares if the underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter. The shares of our common stock to be issued to certain of our officers upon completion of this offering and issuable to officers, directors and affiliates upon exchange of common units will be “restricted shares” as defined in Rule 144.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NCM is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of units or the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors — Risks Related to this Offering.”

For a description of certain restrictions on ownership and transfer of our stock, see “Description of Stock — Restrictions on Ownership and Transfer.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately [•] shares immediately after this offering ([•] shares if the underwriters exercise their overallotment option in full); or
•	the average weekly trading volume of our common stock on the NCM during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of $[•] of Class B common units to the Predecessor Entity. Beginning on or after the date which is 12 months after the completion of this offering, limited partners of our operating partnership will have the right, subject to the terms and conditions set forth in the partnership agreement, including the limitation described below with respect to the Class B common units, to require our operating partnership to redeem part or all of their common units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled

“Description of Stock — Restrictions on Ownership and Transfer.” With respect to the Class B common units, such units will not be redeemable for cash or exchangeable for shares of our common stock until the later of (i) 30 days after the Subordination has been met or (ii) one year after becoming a holder of such Class B common units. See “Description of the Partnership Agreement of ALDA Office Properties, L.P. — Redemption Rights”

Registration Rights

We expect to enter into a registration rights agreement with the Predecessor Entity in connection with its receipt of Class B common units in the formation transactions. Under the registration rights agreement, subject to certain limitations, commencing not sooner than 12 months after the date of this offering, we will file one or more registration statements covering the resale of the shares of our common stock issued or issuable, at our option, in exchange for Class B common units issued in the formation transactions. We may, at our option, satisfy our obligation to prepare and file a resale registration statement by filing a registration statement registering the issuance by us of shares of our common stock registered under the Securities Act of 1933, as amended, or the Securities Act, to the holders of units upon redemption of such units and, to the extent such shares constitute restricted securities, their resale.

Equity Incentive Plan

We intend to adopt, subject to the approval of a majority of our stockholders, the 2011 Plan, which provides for the grant of incentive awards to eligible service providers. [•] shares of common stock are reserved for issuance under the 2011 Plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the 2011 Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our directors and executive officers, and the Predecessor Entity have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible or exchangeable into shares of common stock owned by them immediately prior to the effective date of this offering for a period of 180 days after the date of the final prospectus for this offering, without the prior consent of Maxim Group LLC. However, each of our directors and executive officers may transfer or dispose of his or her shares during this 180-day lock-up period in the case of gifts or for estate planning purposes where the transferee agrees to a similar lock-up agreement for the remainder of the this 180-day lock-up period, provided that no report is required to be filed by the transferor under the Exchange Act as a result of the transfer.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations associated with an investment in our common stock that may be relevant to you. The statements made in this section of the prospectus are based upon current provisions of the Code and Treasury Regulations promulgated thereunder, as currently applicable, currently published administrative positions of the IRS and judicial decisions, all of which are subject to change, either prospectively or retroactively. We cannot assure you that any changes will not modify the conclusions expressed in counsel’s opinions described herein. This summary does not address all possible tax considerations that may be material to an investor and does not constitute legal or tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a prospective stockholder, in light of your personal circumstances, nor does it deal with particular types of stockholders that are subject to special treatment under the federal income tax laws, such as:

•	insurance companies:
•	tax-exempt organizations (except to the limited extent discussed in “— Taxation of Non-U.S. Stockholders” below);
•	financial institutions or broker-dealers;
•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-U.S. Stockholders” below);
•	U.S. expatriates;
•	persons who mark-to-market our common stock;
•	subchapter S corporations;
•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;
•	regulated investment companies and REITs;
•	trusts and estates;
•	holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;
•	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold shares as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section are based on the current federal income tax laws, are for general information purposes only and are not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company

We were organized on June 29, 2011 as a Maryland corporation. We intend to elect to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2011. We believe that, commencing with such taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Greenberg Traurig, LLP will render an opinion to us that, commencing with our taxable year ended on December 31, 2011, we will be organized in conformity with the requirements for qualification as a REIT under the Code, and our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2011 and thereafter. It must be emphasized that the opinion of Greenberg Traurig, LLP will be based on various assumptions relating to our organization and operation, and is conditioned upon representations and covenants made by us regarding our organization, assets, the past, present and future conduct of our business operations and speaks as of the date issued. In addition, Greenberg Traurig, LLP’s opinion will be based on existing federal income tax law regarding qualification as a REIT, which is subject to change either prospectively or retroactively. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Greenberg Traurig, LLP or by us that we will so qualify for any particular year. Greenberg Traurig, LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in the opinion, or of any subsequent change in the applicable law. You should also be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus. Moreover, our qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of share ownership, various qualification requirements imposed upon REITs by the Code related to our income and assets, the compliance with which will not be reviewed by Greenberg Traurig, LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. While we intend to continue to operate in a manner that will allow us to qualify as a REIT, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that, to the extent of such distributions, it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders. Even if we qualify as a REIT, we will be subject to federal tax in the following circumstances:

•	we will pay federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.
•	we may be subject to the “alternative minimum tax” on any items of tax preference including any deductions of net operating losses.
•	we will pay income tax at the highest corporate rate on:
•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and
•	other non-qualifying income from foreclosure property.

•	we will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.
•	if we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:
•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by
•	a fraction intended to reflect our profitability.
•	if we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.
•	we may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.
•	we will be subject to a 100% excise tax on transactions with any Taxable REIT Subsidiary (“TRS”), that are not conducted on an arm’s-length basis.
•	in the event we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “— Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations (currently 35%) on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.
•	in the event we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.
•	if we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:
•	the amount of gain that we recognize at the time of the sale or disposition, and
•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.
•	we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Recordkeeping Requirements.”
•	the earnings of our lower-tier entities that are subchapter C corporations, including any TRSs, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any TRS we form will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	it is managed by one or more trustees or directors.
2.	its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.
3.	it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.
4.	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.
5.	at least 100 persons are beneficial owners of its shares or ownership certificates.
6.	not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.
7.	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.
8.	it meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.
9.	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

We must meet the above requirements 1, 2, 3, 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will be applied to us beginning with our [2012] taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and do not know (or, exercising reasonable diligence, would not have known) that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter contains restrictions regarding ownership and transfer of shares of our common stock that are intended to assist us in continuing to satisfy the share ownership requirements in 5 and 6 above. See “Description of Stock — Restrictions on Ownership and Transfer.” We are required to maintain records disclosing the actual ownership of common stock in order to monitor our compliance with the share ownership requirements. To do so, we are required to demand written statements each year from the record holders of certain minimum percentages of our shares in which such record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of our shares and certain other information. The restrictions in our charter, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships.  An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its owner for federal income tax purposes, unless it elects to be taxed as a corporation. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes, unless it elects to be taxed as a corporation. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “— Asset Tests”) will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share will be based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries.  A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a TRS. We will not be treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us will be an asset in our hands, and we will treat the distributions paid to us from such TRS, if any, as income. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated. A TRS may provide rights to any brand name under which any health care facility or lodging facility is operated if (i) such rights are provided to an “eligible independent contractor” (as described below) to operate or manage a health care facility or lodging facility, (ii) such rights are held by the TRS as a franchisee, licensee, or in a similar capacity and (iii) such health care facility or lodging facility is either owned by the TRS or leased to the TRS by its parent REIT. A TRS is not considered to operate or manage a “qualified health care property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so. Additionally, a TRS that employs individuals working at a “qualified health care property” or “qualified lodging facility” outside of the U.S. is not considered to operate or manage a “qualified health care property” or “qualified lodging facility”, as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “— Gross Income Tests — Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;
•	interest on debt secured by mortgages on real property, or on interests in real property;
•	dividends or other distributions on, and gain from the sale of, shares in other REITs;
•	gain from the sale of real estate assets;
•	income and gain derived from foreclosure property; and
•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we first received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “— Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.
•	neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.
•	if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.
•	we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income for the related properties.

In order for the rent paid under our leases to constitute “rents from real property,” the leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether our leases are true leases depends on an analysis of all the surrounding facts and circumstances. We intend to enter into leases that will be treated as true leases. If our leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that our operating partnership and its subsidiaries receive from our leases may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status unless we qualify for relief, as described below under “— Failure to Satisfy Gross Income Tests.”

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. Rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;
•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and
•	conform with normal business practice.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

With respect to the prohibition on related-party rents, we must not own, actually or constructively, 10% or more of the shares or the assets or net profits of any lessee (a “related party tenant”), other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. We anticipate that all of our properties will be leased to third parties which do not constitute related party tenants. In addition, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified), other than a TRS.

As described above, we may own up to 100% of the shares of one or more TRSs. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a TRS will qualify as “rents from real property” as long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled TRS”) will not be treated as “rents from real property.” If in the future we receive rent from a TRS, we will seek to comply with this exception.

Any rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe either that the personal property ratio will be less than 15% or that any rent attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (i) the rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (iii) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we would be unable to satisfy either the 75% or 95% gross income test. In addition to the rent, the lessees may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses, such charges generally will qualify as “rents from real property.” To the extent such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that late charges or fees do not qualify as “rents from real property,” they instead will be treated as either interest that qualifies for the 95% gross income test or nonqualifying income based on facts and circumstances.

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and
•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Dividends.  Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests. However, our share of any dividends received from any other corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;
•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;
•	either (i) if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income, (ii) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (iii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, or (iv) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year; and
•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;
•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and
•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;
•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or
•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.  From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means either (i) any transaction entered into in the normal course of our or our operating partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreign Currency Gain.  Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests.  If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and
•	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;
•	government securities;
•	interests in real property, including leaseholds and options to acquire real property and leaseholds;
•	interests in mortgage loans secured by real property;
•	stock in other REITs; and
•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•	“straight debt” securities, which are defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into equity, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and
•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;
•	any loan to an individual or an estate;
•	any “section 467 rental agreement,” other than an agreement with a related party tenant;
•	any obligation to pay “rents from real property”;
•	certain securities issued by governmental entities;
•	any security issued by a REIT;
•	any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and
•	any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

No independent appraisals will be obtained on an ongoing basis to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and
•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (ii) we file a description of each asset causing the failure with the IRS and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests. However, there is no assurance that the IRS would not challenge our ability to satisfy these relief provisions.

Distribution Requirements

Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and
•	90% of our after-tax net income, if any, from foreclosure property, minus
•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,
•	95% of our REIT capital gain income for such year, and
•	any undistributed taxable income from prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that we may not have sufficient cash to meet the distribution requirements discussed above. This could result because of competing demands for funds, or because of timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds, raise funds through the issuance of additional shares of common stock or, if possible, pay taxable dividends of our common stock or debt securities.

Pursuant Revenue Procedure 2010-12, the IRS has indicated that it will treat distributions from certain publicly-traded REITs that are paid part in cash and part in stock as dividends that would satisfy the REIT annual distribution requirements and qualify for the dividends paid deduction for federal income tax purposes. In order to qualify for such treatment, Revenue Procedure 2010-12 requires that at least 10% of the total distribution be payable in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder’s distribution in cash). Revenue Procedure 2010-12 applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011.

In computing our REIT taxable income, we will use the accrual method of accounting. We are required to file an annual federal income tax return, which, like other corporate returns, is subject to examination by the IRS. Because the tax law requires us to make many judgments regarding the proper treatment of a transaction or an item of income or deduction, it is possible that the IRS will challenge positions we take in computing our REIT taxable income and our distributions. Issues could arise, for example, with respect to the allocation of the purchase price of real properties between depreciable or amortizable assets and non-depreciable or non-amortizable assets such as land and the current deductibility of fees paid to the Advisor or its affiliates. Were the IRS to successfully challenge our characterization of a transaction or determination of our REIT taxable income, we could be found to have failed to satisfy a requirement for qualification as a REIT.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of 15% through 2012 on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;
•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any of its states or the District of Columbia;
•	an estate whose income is subject to federal income taxation regardless of its source; or
•	any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid by us to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is currently 15% through 2012. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 35% through 2012. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “Taxation of Our Company” above), our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non REIT corporations, such as a TRS, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “— Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency distribution” will be treated as an ordinary or capital gain distribution, as the case may be, regardless of our earnings and profits. As a result, stockholders may be required to treat as taxable some distributions that would otherwise result in a tax-free return of capital.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is currently 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2012. Absent congressional action, that rate will increase to 20% for sales and exchanges of such assets occurring after December 31, 2012. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates, currently at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. stockholders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends and capital gains, subject to certain limitations and exceptions. U.S. stockholders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Treatment of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;
•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and
•	either:
•	one pension trust owns more than 25% of the value of our capital stock; or
•	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “U.S. real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us;
•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income; or
•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or “FIRPTA”. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

If our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 5% of our common stock at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States following this offering. If our common stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 5% of our common stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPI, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, if we are a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met. If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

•	our common stock is treated as being regularly traded under applicable Treasury Regulations on an established securities market; and
•	the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period.

As noted above, we anticipate that our common stock will be regularly traded on an established securities market following this offering.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or
•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

For taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate, currently of 28%, with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or
•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of our common stock received by U.S. stockholders who own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Statement of Share Ownership

We are required to demand annual written statements from the record holders of designated percentages of our common stock disclosing the actual owners of the shares of common stock. Any record stockholder who, upon our request, does not provide us with required information concerning actual ownership of the shares of common stock is required to include specified information relating to his shares of common stock in his federal income tax return. We also must maintain, within the Internal Revenue District in which we are required to file our federal income tax return, permanent records showing the information we have received about the actual ownership of our common stock and a list of those persons failing or refusing to comply with our demand.

Other Tax Considerations

Tax Aspects of Our Investments in Our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our operating partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as a Partnership.  We will be entitled to include in our income our distributive share of the operating partnership’s income and to deduct our distributive share of the operating partnership’s losses only if the operating partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and
•	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner or member for federal income tax purposes) for federal income tax purposes. Our operating partnership intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or (the “90% passive income exception”). Treasury Regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We and the operating partnership believe that the operating partnership should not be classified as a publicly-traded partnership because (i) OP Units are not traded on an established securities market, and (ii) OP Units should not be considered readily tradable on a secondary market or the substantial equivalent thereof. In addition, we believe that the operating partnership presently qualifies for the private placement exclusion. Even if the operating partnership were considered a publicly-traded partnership under the PTP Regulations, the operating partnership should not be treated as a corporation for Federal income tax purposes as long as 90% or more of its gross income consists of “qualifying income” under section 7704(d) of the Code. In general, qualifying income includes interest, dividends, real property rents (as defined by section 856 of the Code) and gain from the sale or disposition of real property.

We have not requested, and do not intend to request, a ruling from the IRS that our operating partnership will be classified as a partnership for federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in the operating partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Distribution Requirements.” Further, items of income and deduction of the operating partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, the operating partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the operating partnership’s taxable income.

Income Taxation of the Operating Partnership and its Partners

Partners, Not the Operating Partnership, Subject to Tax.  A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of the operating partnership’s income, gains, losses, deductions, and credits for any taxable year of the operating partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from the operating partnership.

Operating Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The operating partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to the Operating Partnership’s Properties.  Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. When cash is contributed to a partnership in exchange for a partnership interest, such as our contribution of cash to our operating partnership for common units, similar rules apply to ensure that the existing partners in the partnership are charged with, or benefit from, respectively, the unrealized gain or unrealized loss associated with the partnership’s existing properties at the time of the cash contribution. In the case of a contribution of property, the amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). In the case of a contribution of cash, a book-tax difference may be created because the fair market value of the properties of the partnership on the date of the cash contribution may be higher or lower than the partnership’s adjusted tax basis in those properties. Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference.

Tax Allocations With Respect to Contributed Properties.  Pursuant to section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. Under applicable Treasury Regulations, partnerships are required to use a “reasonable method” for allocating items subject to section 704(c) of the Code, and several reasonable allocation methods are described therein.

Under the Partnership Agreement, subject to exceptions applicable to the special limited partnership interests, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in the operating partnership, except to the extent that the operating partnership is required under section 704(c) to use a different method for allocating depreciation deductions attributable to its properties. In addition, gain or loss on the sale of a property that has been contributed to the operating partnership will be specially allocated to the contributing partner to the extent of any built-in gain or loss with respect to the property for federal income tax purposes. It is possible that we may (i) be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if each such property were to have a tax basis equal to its fair market value at the time of contribution, and (ii) be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic profit allocated to us as a result of such sale. These allocations may cause us to recognize taxable income in excess of cash proceeds received by us, which might adversely affect our ability to comply with the REIT distribution requirements, although we do not anticipate that this event will occur. The foregoing principles also will affect the calculation of our earnings and profits for purposes of determining the portion of our distributions that are taxable as a dividend. The allocations described in this paragraph may result in a higher portion of our distributions being taxed as a dividend than would have occurred had we purchased such properties for cash.

Basis in Operating Partnership Interest.  The adjusted tax basis of our partnership interest in the operating partnership generally will be equal to (i) the amount of cash and the basis of any other property contributed to the operating partnership by us, (ii) increased by (a) our allocable share of the operating partnership’s income and (b) our allocable share of indebtedness of the operating partnership, and (iii) reduced, but not below zero, by (a) our allocable share of the operating partnership’s loss and (b) the amount of cash distributed to us, including constructive cash distributions resulting from a reduction in our share of indebtedness of the operating partnership. If the allocation of our distributive share of the operating partnership’s loss would reduce the adjusted tax basis of our partnership interest in the operating partnership below zero, the recognition of the loss will be deferred until such time as the recognition of the loss would not reduce our adjusted tax basis below zero. If a distribution from the operating partnership or a reduction in our share of the operating partnership’s liabilities would reduce our adjusted tax basis below zero, that distribution, including a constructive distribution, will constitute taxable income to us. The gain realized by us upon the receipt of any such distribution or constructive distribution would normally be characterized as capital gain, and if our partnership interest in the operating partnership has been held for longer than the long-term capital gain holding period (currently one year), the distribution would constitute long-term capital gain.

Sale of the Operating Partnership’s Property

Generally, any gain realized by the operating partnership on the sale of property held by the operating partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by the operating partnership on the disposition of contributed properties will be allocated first to the partners of the operating partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “— Income Taxation of the Operating Partnership and its Partners — Tax Allocations With Respect to the Operating Partnership’s Properties.” Any remaining gain or loss recognized by the operating partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the operating partnership.

Our share of any gain realized by the operating partnership on the sale of any property held by the operating partnership as inventory or other property held primarily for sale to customers in the ordinary course of the operating partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “— Gross Income Tests.” We do not presently intend to acquire or hold or to allow the operating partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or the operating partnership’s trade or business.

Cost Basis Reporting

Effective January 1, 2011 new federal income tax information reporting rules may apply to certain transactions in our shares. Where they apply, the “cost basis” calculated for the shares involved will be reported to the IRS and to you. Generally these rules apply to all shares purchased after December 31, 2010.

Information reporting (transfer statements) on other transactions may also be required under these new rules. Generally, these reports are made for certain transactions other than purchases in shares acquired before January 1, 2011. Transfer statements are issued between “brokers” and are not issued to the IRS or to you.

Stockholders should consult their tax advisors regarding the consequences to of these new rules.

Tax Shelter Reporting

If a stockholder recognizes a loss with respect to the shares of (i) $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, for a holder that is an individual, S corporation, trust, or a partnership with at least one noncorporate partner, or (ii) $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, for a holder that is either a corporation or a partnership with only corporate partners, the stockholder may be required to file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Sunset of Certain Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. On December 17, 2010, President Obama signed into law the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, preventing an expiration of current federal income tax rates on December 31, 2010 by amending the sunset provisions such that they will take effect on December 31, 2012. The amended sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. The temporary provisions that will, absent further legislative action, expire after 2012 include, without limitation, the reduction in the maximum income tax rate for taxpayers taxed at individual rates on ordinary income to 35% (rather than 39.6%), the reduction in the maximum income tax rate for taxpayers taxed at individual rates for long-term capital gains of 15% (rather than 20%), the application of the 15% tax rate to qualified dividend income for taxpayers taxed at individual rates (rather than a maximum rate of 39.6%), the reduction in the backup withholding rate of 28% (rather than 31%), and certain other tax rate provisions described herein. The impact of these revisions after 2012 is not discussed herein. Consequently, prospective stockholders are urged to consult their own tax advisors regarding the effect of sunset provisions on an investment in our stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

ERISA CONSIDERATIONS

General

The following is a summary of certain considerations arising under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the prohibited transaction provisions of Section 4975 of the Code, that may be relevant to a prospective purchaser that is an employee benefit plan subject to ERISA. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account, which we refer to collectively as an “IRA.” This discussion does not address all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders in light of their particular circumstances, including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental, church, foreign and other plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to other federal, state, local or foreign law requirements.

A fiduciary making the decision to invest in shares of our common stock on behalf of a prospective purchaser which is an ERISA plan, a tax qualified retirement plan, an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA, Section 4975 of the Code, and, to the extent not preempted, state law with respect to the purchase, ownership or sale of shares of our common stock by the plan or IRA.

Plans should also consider the entire discussion under the heading “Material U.S. Federal Income Tax Considerations,” as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common stock.

Employee Benefit Plans, Tax-Qualified Retirement Plans and IRAs

Each fiduciary of an “ERISA plan,” which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in shares of our common stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require that:

•	an ERISA plan make investments that are prudent and in the best interests of the ERISA plan, its participants and beneficiaries;
•	an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so;
•	an ERISA plan’s investments are authorized under ERISA and the terms of the governing documents of the ERISA plan; and
•	the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA (and certain corresponding provisions of the Code).

In determining whether an investment in shares of our common stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan, and the liquidity and current return of the ERISA plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.” Specifically, before investing in shares of our common stock, any fiduciary should, after considering the employee plan’s or IRA’s particular circumstances, determine whether the investment is appropriate under the fiduciary standards of ERISA or other applicable law including standards with respect to prudence, diversification and delegation of control and the prohibited transaction provisions of ERISA and the Code.

Our Status Under ERISA

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if our assets are deemed to be assets of investing ERISA plans and persons who have certain specified relationships to an ERISA plan (“parties in interest” within the meaning of ERISA, and “disqualified persons” within the meaning of the Code) deal with these assets. Further, if our assets are deemed to be assets of investing ERISA plans, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary.

Section 3(42) of ERISA generally defines “plan assets” to mean plan assets as defined in regulations issued by the United States Department of Labor. Those regulations outline the circumstances under which an ERISA plan’s interest in an entity will be subject to the look-through rule. The Department of Labor regulations apply to the purchase by an ERISA plan of an “equity interest” in an entity, such as stock of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are “publicly offered securities.”

Under the Department of Labor regulations, a “publicly offered security” is a security that is:

•	freely transferable;
•	part of a class of securities that is widely held; and
•	either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule. First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Department of Labor regulations, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act.

In addition, the Department of Labor regulations provide exceptions to the look-through rule for equity interests in some types of entities, including any entity that qualifies as either a “real estate operating company” or a “venture capital operating company.”

Under the Department of Labor regulations, a “real estate operating company” is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and
•	which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

According to those same regulations, a “venture capital operating company” is defined as an entity that on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in one or more operating companies with respect to which the entity has management rights; and
•	that, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

We have not endeavored to determine whether we will satisfy the “real estate operating company” or “venture capital operating company” exception.

Prior to making an investment in the shares offered in this prospectus, prospective employee benefit plan investors (whether or not subject to ERISA or section 4975 of the Code) should consult with their legal and other advisors concerning the impact of ERISA and the Code (and, particularly in the case of non-ERISA plans and arrangements, any additional state, local and foreign law considerations), as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement by and between us and Maxim Group LLC, or Maxim, who is acting as the representative of the underwriters, and is the principal underwriter, of this offering, the underwriters named below have agreed to purchase from us the number of shares of common stock set forth opposite their respective names below, at the public offering price, less the sales load set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Maxim Group LLC

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the overallotment option described below) if any are purchased. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations.

The shares should be ready for delivery on or about [•  ], 2011, against payment in immediately available funds. The underwriters may reject all or part of any order. The address of Maxim Group LLC is 405 Lexington Ave, New York, NY 10174.

Commissions and Discounts

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Total(1) Per Share		Without Overallotment		With Overallotment
Public Offering Price	$	[ ]	$	[ ]	$	[ ]
Underwriting discount	$	[ ]	$	[ ]	$	[ ]
Corporate Finance Fee and other expenses(2)	$	[ ]	$	[ ]	$	[ ]
Proceeds, before expenses, to us	$	[ ]	$	[ ]	$	[ ]

(1)	Assumes all shares are sold at the initial offering price per share.
(2)	We will pay the representative a corporate finance fee of [• ]% of the gross proceeds of the offering. The corporate finance fee is not payable with respect to the shares of common stock sold upon exercise of the underwriters’ over-allotment option. In addition, we will reimburse the representative certain expenses relating to this offering of up to $[• ]. We have paid the representative an advance of $[• ] against its out-of-pocket expenses. We estimate that the total expenses of this offering excluding the underwriter’ discount and the corporate finance fee, will be approximately $[• ].

Overallotment Option

We have granted an option to the underwriters to purchase up to an aggregate of [•  ] additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, they will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriters’ initial amount reflected in the above table.

Right of First Refusal

We have granted Maxim a right of first refusal to act as our lead underwriter or placement agent in any and all of our future public and private equity offerings for a period of [•  ] months from the closing of this offering.

Lock Ups

Our officers, directors, and any shareholder who owns 1% or more of our outstanding common stock at the time immediately prior to the effective date of the registration statement of which this prospectus is a part have agreed, with exceptions, not to sell or transfer any common stock for six months after the date of this prospectus without first obtaining the written consent of Maxim. This means that, during the applicable lock-up period following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Maxim.

Other Matters

We will reimburse Maxim for its expenses relating to this offering, including, without limitation, due diligence expenses related to background checks on our officers and directors and the fees and expenses of Maxim’s legal counsel, up to a maximum of $[•  ].

The underwriting agreement provides for indemnification between the underwriters and us against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

A prospectus in electronic format may be made available on a website maintained by the representative. The representative may agree to allocate a number of shares for sale to their online brokerage account holders. The representative may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The representative has informed us that it does not expect to confirm sales of shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority.

NASDAQ Listing

We expect the shares to be approved for listing on the Nasdaq Capital Market tier of The NASDAQ Stock Market LLC, or NCM, under the symbol “AOPI.” In order to meet the requirements for listing on the NCM, the representative has undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the NCM.

Pricing of Securities

The representative has advised us that it proposes to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $[•  ] per share. The representative may also allow, and such dealers may reallow, a concession not in excess of $[•  ] per share to other dealers. After the shares are released for sale to the public, the representative may change the offering price and other selling terms at various times.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly-traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Stabilization

Until the distribution of the common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of common stock in excess of the number of shares of common stock the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of common stock in the open market.
•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase common stock in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the NCM or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

Maxim and its affiliates may in the future perform various financial advisory, investment banking or other services for us or our affiliates, for which they will receive customary fees and expenses. As of the date of this prospectus, no such arrangement has been entered into.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Greenberg Traurig LLP, and for the underwriters by Ellenoff Grossman & Schole LLP. Venable LLP will pass upon the validity of the shares of common stock sold in this offering and certain other matters under Maryland law.

EXPERTS

The consolidated financial statements and schedules of 315 South Beverly Holdings, LLC, our Predecessor Entity, appearing in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, including information relating to the economic conditions within our core markets contained in “Prospectus Summary” and “Industry Background and Market Opportunity” is derived from market information prepared for us by Rosen Consulting Group, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on Rosen Consulting Group’s authority as an expert in such matters. We paid Rosen Consulting Group a fee of $30,000 for its services.

WHERE YOU CAN FIND MORE INFORMATION

We expect to maintain a Web site at www.aldaprop.com. Information contained on our Web site is not incorporated by reference into this prospectus and you should not consider information contained on our Web site to be part of this prospectus.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments filed with this registration statement, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s Web site, www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC’S PUBLIC REFERENCE FACILITIES AND THE WEB SITE OF THE SEC REFERRED TO ABOVE.

F-i

315 SOUTH BEVERLY HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2011 AND DECEMBER 31, 2010
(UNAUDITED)

	March 31, 2011	December 31, 2010
	(unaudited)
Assets
Investment in real estate, net	$14,343,385	$14,473,655
Cash and cash equivalents	633,620	823,930
Accounts receivable, net	34,205	13,146
Mortgage escrows	40,156	79,626
Prepaid expenses and other assets	83,893	30,085
Deferred rent	220,853	209,687
Lease intangibles, net	761,396	773,677
Deferred financing costs, net	149,241	156,347
Deferred leasing costs, net	251,450	258,866
	$16,518,199	$16,819,019
Liabilities and Members' Deficit
Mortgage note payable	$20,000,000	$20,000,000
Accounts payable and accrued expenses	261,838	339,430
Tenant security deposits	244,250	224,688
Accrued interest expense	72,567	72,567
Tenant prepaid rents	37,969	10,319
	20,616,624	20,647,004
Member's Deficit	(3,005,231)	(2,975,353)
Note receivable – related party	(1,093,194)	(852,632)
	$16,518,199	$16,819,019

See Notes to Consolidated Financial Statements.

315 SOUTH BEVERLY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

	Three Months Ended March 31,
	2011	2010
Revenues
Rental revenue	$667,133	$731,725
Other revenue	24,677	31,284
	691,810	763,009
Expenses
Interest expense	318,106	318,106
Utilities	35,846	37,594
Repairs and maintenance	117,692	102,440
Real estate taxes	57,772	56,718
Bad debt expense	1,116	(6,577)
Ground lease rent	41,550	41,550
Business and other taxes	22,033	44,836
Property management fees	17,218	17,309
Insurance	6,958	3,814
Payroll	7,500	9,971
Professional fees	1,900	6,341
Administrative expense	6,017	7,753
Depreciation	157,666	167,564
Amortization	42,066	40,714
	833,440	848,133
Net loss	$(141,630)	$(85,124)

See Notes to Consolidated Financial Statements.

315 SOUTH BEVERLY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(UNAUDITED)

	Members’ Deficit	Note Receivable – Related Party
Balance, January 1, 2011	$(2,975,353)	$(852,632)
Distributions	(49,000)	—
Contributions	150,000	—
Advances on note receivable – related party	—	(229,810)
Accrued interest – note receivable – related party	10,752	(10,752)
Net Income	(141,630)	—
Balance, March 31, 2011	$(3,005,231)	$(1,093,194)

See Notes to Consolidated Financial Statements.

315 SOUTH BEVERLY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

	Three Months Ended March 31,
	2011	2010
Cash Flows from Operating Activities
Net loss	$(141,630)	$(85,124)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	206,839	214,911
Allowance for doubtful accounts	1,116	(6,577)
Changes in operating accounts:
Accounts receivable	(22,176)	2,252
Mortgage escrows	42,891	57,576
Prepaid expenses and other assets	(53,808)	(54,175)
Deferred rent	(11,166)	(11,118)
Accounts payables and accrued expenses	17,484	20,622
Tenant security deposits	19,562	—
Tenant prepaid rents	27,650	(57,380)
Net cash provided by operating activities	86,762	80,987
Cash Flows from Investing Activities
Additions to investment in real estate	(65,398)	(18,231)
Payments for deferred leasing cost	(79,442)	(10,261)
Due from affiliate	—	(43,904)
Change in capital improvement reserves	(3,422)	(3,422)
Net cash used in investing activities	(148,262)	(75,818)
Cash Flows from Financing Activities
Capital contributions	150,000	—
Distributions to members	(49,000)	(80,000)
Advances on note receivable – related party	(229,810)	—
Net cash used in financing activities	(128,810)	(80,000)
Decrease in cash and cash equivalent	(190,310)	(74,831)
Cash and cash equivalents:
Beginning of quarter	823,930	81,635
End of quarter	$633,620	$6,804
Supplemental disclosure of cash flow information
Interest paid	$311,000	$311,000
Supplemental disclosure of noncash investing and financing activities
Additions to property funded by accounts payable and accrued expense	$29,948	$102,771
Additions to deferred leasing costs funded by accounts payable and accrued expense	$35,202	$—

See Notes to Consolidated Financial Statements.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

These unaudited interim consolidated financial statements should be read in conjunction with 315 South Beverly Holdings, LLC and subsidiary’s (collectively the “Company”) annual audited financial statements as of December 31, 2010.

The unaudited interim consolidated financial statements have been prepared on the same basis as the annual audited financial statements and included all adjustments, which are in the opinion of management, necessary to present a fair statement of the Company’s financial position as of March 31, 2011 and the statement of operations, changes in members’ deficit and cash flows for the three month periods ended March 31, 2011 and 2010.

Note 1. Nature of Operations

315 South Beverly Drive Holdings, LLC, a Delaware limited liability company and its subsidiary, 315 South Beverly Drive, LLC (collectively the “Company”) were formed on February 3, 2005 with AZ 315 South Beverly, LLC (AZ 315) as its sole member for the purpose of investing in real estate and related ventures. On October 15, 2006, the Company amended its operating agreement (the First Amended and Restated Agreement) to admit Abraham Lerner, as Trustee of the Abraham Lerner Revocable Trust Under Declaration of Trust Dated February 16, 2005 (Lerner) as a member of the Company.

On August 1, 2010, the Company again amended its operating agreement (the Second Amended and Restated Agreement) for the concurrent withdrawal of Lerner as a member and to admit ALDA Capital, LLC (ALDA), a Delaware Limited Liability Company as a member of the Company. As part of being admitted to the Company, ALDA made contributions of $2,450,000.

The Company shall have perpetual existence unless and until dissolved pursuant to the provisions of the Limited Liability Company Agreement.

On March 1, 2005, the Company purchased a leasehold interest in 315 South Beverly Drive, an office building located in Beverly Hills, California, for a net purchase price of $16,441,688.

The Company’s primary assets consists of a leasehold interest in the following asset:

Asset Category	Entity	Description	Ownership Percentage	Location of Asset
Office	315 South Beverly Drive, LLC	A 68,431 square foot (unaudited) multi-tenant office building	100%	Beverly Hills, CA

Note 2. Summary of Significant Accounting Policies

Basis of presentation:  The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Principles of consolidation:  The accompanying consolidated financial statements include 315 South Beverly Holdings, LLC and its wholly owned subsidiary 315 South Beverly Drive, LLC. All intercompany balances are eliminated in the consolidation.

Use of estimates:  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

Cash and cash equivalents:  The Company considers all short-term financial instruments purchased with an original maturity of three months or less to be cash equivalents.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

Note 2. Summary of Significant Accounting Policies  – (continued)

Mortgage escrow deposits:  The Company maintains reserves in escrow with the lender for insurance and real estate taxes, as well as for capital improvements. At March 31, 2011 and December 31, 2010, the Company maintained approximately $40,156 and $79,626, respectively, of reserves.

Accounts receivable:  Accounts receivable are comprised of (a) amounts billed but uncollected for monthly rents and other charges related to the property, (b) estimated unbilled amounts for tenant reimbursement of operating expenses and real estate taxes related to the property. Any allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company's historical collection experience. The allowance for doubtful accounts was $1,116 and none at March 31, 2011 and December 31, 2010, respectively.

Investment in real estate:  Investment in real estate is carried at cost less accumulated depreciation and amortization. The Company allocates the cost of an acquisition, including the assumption of liability, to the acquired tangible asset and identifiable intangibles based on their relative fair values. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market economic conditions.

Depreciation is provided using the straight-line method over the estimated useful life of the assets for building, improvements and furniture and fixtures and the term of the lease for tenant improvements. The estimated useful lives being used are as follows:

Building	40 years
Building improvements	5 – 40 years
Furniture and fixtures	7 years
Tenant improvements	2 – 5 years

Repair and maintenance costs are expensed as incurred, whereas expenditures that improve or extend the service lives of assets are capitalized.

Lease intangibles:  The Company records acquired “above and below” market leases at fair value using discount rates which reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (a) the contractual amounts to be paid pursuant to each in-place lease and (b) management’s estimate of market rate for each in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the extended term for any leases with below-market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and cost to execute similar leases. In estimating carrying costs, the Company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependant on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related costs.

Above and below market lease intangibles are amortized over the remaining non-cancellable lease terms and bargain renewal period, if any. In-place lease intangibles and other lease intangibles are amortized to expense over the remaining non-cancellable lease terms and bargain renewal periods, if any. The below market ground lease is amortized to expense over the remaining non-cancellable lease term.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

Note 2. Summary of Significant Accounting Policies  – (continued)

Revenue recognition:  Base rental income is recognized on a straight-line basis over the terms of the related leases, inclusive of leases which provide for scheduled rent increases or rent concessions. Differences between rental income earned and amounts due according to the respective lease agreements are credited or charged to deferred rent, as applicable.

Tenant recoveries included in other revenue related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Concentration of credit risk:  Financial instruments which potentially subject the Company to credit risk consist of cash and accounts receivable. The Company's credit risk is mitigated by the relatively short collection period. As of March 31, 2011 and December 31, 2010, the Company had approximately $673,776 and $903,556, respectively, of cash and cash equivalents, including mortgage escrow deposits with financial institutions in excess of federally-insured limits. Management believes the Company is not exposed to any significant credit risk related to cash and cash equivalents.

Impairment of long-lived assets:  The Company assesses the carrying value of investment in real estate and related intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value of the property. The Company did not record any impairment charges related to its investment property and related intangibles during the three month period ended March 31, 2011 and the year ended December 31, 2010.

Fair value of financial instruments:  Financial Accounting Standards Board (FASB) guidance requires the Company to disclose estimated fair values of its financial instruments whether or not recognized in the balance sheet. Fair value estimates, methods and assumptions for the Company's financial instruments are set forth below:

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The fair value for the mortgage note payable is estimated based on rates currently prevailing for similar instruments of similar maturities. The fair value of the mortgage note payable is approximately $21,000,000 as of March 31, 2011 and December 31, 2010. The fair value of note receivable related party is not readily determinable due to the nature of related party transactions.

Income taxes:  The Company is taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, its members are liable for individual income taxes on their respective shares of the Company's taxable income.

Under the provisions for accounting for uncertainty in income taxes, the Company evaluates tax position taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained when challenged or when examined by the applicable taxing authority. For the three month period ended March 31, 2011 and the year ended December 31, 2010, management determined that there was no material uncertain income tax position.

Tax returns filed by the Company generally are subject to examination by U.S. and state taxing authorities for years ended after December 31, 2006.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

Note 2. Summary of Significant Accounting Policies  – (continued)

Deferred financing costs:  Costs incurred in obtaining the mortgage loan are being amortized using the effective interest method over the term of the mortgage. Accumulated amortization amounted to $135,011 and $127,905 at March 31, 2011 and December 31, 2010, respectively. Amortization expense was $7,106 for each of the three month periods ended March 31, 2011 and 2010 and is included in interest expense on the consolidated statement of operations.

Deferred leasing costs:  Leasing costs incurred in obtaining tenants has been capitalized and is being amortized using the straight-line method over the terms of the leases of the respective tenants. Accumulated amortization amounted to $446,906 and $417,120 at March 31, 2011 and December 31, 2010, respectively. Amortization expense for the three month periods ended March 31, 2011 and 2010 was $29,786 and $24,703, respectively.

Segment reporting:  Management considers the Company’s operations to be in a single segment.

Note 3. Lease Intangibles, net

The following summarizes the Company’s lease intangibles asset:

	March 31, 2011	December 31, 2010
Above market leases	$52,333	$52,333
In-place leases	1,133,432	1,133,432
Other lease intangibles	136,476	136,476
Below market ground lease	1,060,224	1,060,224
	$2,382,465	$2,382,465
Accumulated amortization	(1,621,069)	(1,608,788)
	$761,396	$773,677

Amortization of the lease intangible was $12,281 and $15,538 for the three month periods ended March 31, 2011 and 2010, respectively. The weighted average amortization period for the lease intangibles related to tenants is 2.2 years. All lease intangibles related to tenants are fully amortized as of December 31, 2010. The below market ground lease is being amortized over 21.6 years.

The approximate future amortization of leasing intangible is as follows:

2011 (nine months ending December 31, 2011)	$36,841
2012	49,122
2013	49,122
2014	49,122
2015	49,122
Thereafter	528,067
$761,396

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

Note 4. Investment in Real Estate

Investment in real estate consists of the following:

	March 31, 2011	December 31, 2010
Building	$13,642,843	$13,642,843
Building improvements	2,720,949	2,720,949
Furniture and fixtures	190,529	190,529
Tenant improvements	1,119,937	1,092,541
	$17,674,258	$17,646,862
Accumulated depreciation	(3,330,873)	(3,173,207)
	$14,343,385	$14,473,655

Depreciation expense for the three month periods ended March 31, 2011 and 2010 amounted to $157,666 and $167,564, respectively.

A summary of the Company’s investment in real estate is as follows:

	March 31, 2011	December 31, 2010
Beginning balance	$14,473,655	$14,844,574
Improvements	27,396	289,581
Loss on disposal of fixed assets	—	(26,460)
Depreciation	(157,666)	(634,040)
	$14,343,385	$14,473,655

Note 5. Note Receivable — Related Party

On August 30, 2010, the Company (Lender) entered into an unsecured Revolving Loan Agreement with AZ Property Partners, LLC, the member of AZ 315 (Borrower) for an aggregate unpaid principal limit of $1,280,500. The note bears interest at a rate of three and a half percent (3.5%) over LIBOR adjusted at the beginning of each month. The Revolving Loan Agreement can be terminated with written notice from Lender to Borrower, wherein all unpaid principal and interest is immediately due. The interest rate as of March 31, 2011 is 3.76%. As of March 31, 2011, the outstanding principal and accrued interest is $1,069,926 and $23,268, respectively. As of December 31, 2010, the outstanding principal and accrued interest was $840,116 and $12,516, respectively. Due to the related party nature of this note and the previous forgiveness of the affiliate receivables, the Company has determined the proper classification of this note in the accompanying consolidated balance sheet to be contra-equity.

Note 6. Mortgage Note Payable

The Company has a nonrecourse mortgage note for $20,000,000 secured by a deed of trust and security agreement, the ground lease for real property and an assignment of rents. The holder of the loan is Wells Fargo Bank, N.A. and Wells Fargo Commercial Mortgage Servicing Department is the loan servicer. Monthly payments of interest only at 6.22% are due until July 11, 2016 (maturity date), when the entire outstanding principal is due. The loan may be prepaid in whole but not in part at any time on or after the date six months prior to the maturity date.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

Note 7. Equity

The Company issued units divided into (1) Common Units for $2,550,000, held by AZ 315 and (2) Class B Preferred Units for $2,450,000, held by ALDA. The Class B Preferred Units earn a cumulative eight percent rate of return compounded annually for ten years and may be converted into Common Units on a 1:1 basis at anytime and for any reason or no reason, provided however that the Class B Preferred Units shall automatically convert into Common Units upon the tenth anniversary of the Second Amended and Restated Agreement. Total Class B Preferred return earned and paid in the three month period ended March 31, 2011 and year ended December 31, 2010 was $49,000 and $65,333, respectively and was recorded as a distribution in the accompanying financial statements.

Members can not withdraw, reduce or demand the return of their capital contribution except upon dissolution and liquidation of the Company. Except for the convertibility of the Class B Preferred Units into Common Units, members’ interests, are non-assessable with no options, warrants, calls or commitments on the part of any member.

Note 8. Ground Lease

On March 1, 2005, the Company acquired the lessee rights to a ground lease of real property located at 315 South Beverly Drive, Beverly Hills, California. The ground lease requires the payment of specified annual rentals. The lease also requires the Company to pay the real estate taxes, insurance, utilities and maintenance for the property. The lease expires on September 29, 2026. The lease has one remaining option to renew for a period of 30 years. Total rent expense under this ground lease was $41,550 for each of the three month periods ended March 31, 2011 and 2010.

The approximate future minimum lease payments under the Company's ground lease is:

2011 (nine months ending December 31, 2011)	$124,650
2012	166,200
2013	166,200
2014	166,200
2015	166,200
Thereafter	1,786,650
$2,576,100

Note 9. Leases

The Company leases space to office tenants under noncancelable operating leases with lease terms that range from 18 months to 11 years. Office leasing arrangements generally provide for the payment of fixed minimum rent and for additional rent based on operating expenses and real estate taxes. Occupancy of the property was approximately 78 and 90 percent at March 31, 2011 and 2010, respectively.

Minimum future rentals under noncancelable operating leases are:

2011 (nine months ending December 31, 2011)	$1,797,492
2012	2,282,641
2013	1,217,105
2014	820,534
2015	691,310
$6,809,082

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

Note 10. Management Fees

CB Richard Ellis performs property management services for the Company under the terms of a property management agreement that commenced on July 31, 2008. The agreement is renewable annually unless terminated by either the Company or the management agent. The Company pays a monthly fee equal to the greater of $5,500 or 2.5 percent of gross collections of the property. Management fees for the three month periods ended March 31, 2011 and 2010 were $17,218 and $17,309, respectively.

The Company entered into an agreement with Standard Parking effective March 1, 2005, and continuing month to month, to manage the daily parking operations of the building. The agreement can be terminated by either party at any time. The Company pays a fixed monthly management fee of $550. Fees paid to Standard Parking for each of the three month periods ended March 31, 2011 and 2010 amounted to $1,650.

Note 11. Related-Party Transactions

The Company’s manager had leased office space from the Company which was terminated effective May 31, 2010 and all unpaid rent receivables and TI Loan principal and interest were forgiven. Rental revenue for the three month periods ended March 31, 2011 and 2010 amounted to none and $25,384, respectively.

Funds advanced for improvements were unsecured, bore interest at eight percent and were payable based on a ten-year amortization schedule. Interest revenue accrued amounted to none and $18,521 in the three month periods ended March 31, 2011 and 2010, respectively.

On June 10, 2011, the Company leased 1,808 square feet of office space to Big Rock/315 Beverly, LLC, an affiliate of AZ 315. The lease is for a term of two years, requires monthly rental payments of $6,057 and allows for three months free rent.

Note 12. Subsequent Events

Currently the members of the Company are in discussions to contribute their interest in 315 South Beverly Drive to ALDA Office Properties, Inc. (AOP) a to-be-formed public REIT, in return for operating partnership units in AOP’s subsidiary operating partnership. It is not currently known when that would happen and if it does what the valuation will be. The value for the property would be approved by the board of directors of AOP.

The Company evaluated subsequent events through the date the consolidated financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of 315 South Beverly Holdings, LLC

We have audited the accompanying consolidated balance sheets of 315 South Beverly Holdings, LLC and subsidiary (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule of real estate and accumulated depreciation of the Company. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 315 South Beverly Holdings, LLC and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein

/s/ MCGLADREY & PULLEN, LLP

Chicago, Illinois
July 11, 2011

315 SOUTH BEVERLY HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
Assets
Investment in real estate, net	$14,473,655	$14,844,574
Cash and cash equivalents	823,930	81,635
Accounts receivable, net	13,146	34,811
Due from affiliate	—	1,651,143
Mortgage escrows	79,626	60,255
Prepaid expenses and other assets	30,085	16,393
Deferred rent	209,687	159,036
Lease intangibles, net	773,677	825,998
Deferred financing costs, net	156,347	184,772
Deferred leasing costs, net	258,866	200,239
	$16,819,019	$18,058,856
Liabilities and Members’ Deficit
Mortgage note payable	$20,000,000	$20,000,000
Accounts payable and accrued expenses	339,430	253,437
Tenant security deposits	224,688	238,202
Accrued interest expense	72,567	72,567
Tenant prepaid rents	10,319	61,838
	20,647,004	20,626,044
Members’ Deficit	(2,975,353)	(2,567,188)
Note receivable – related party	(852,632)	—
	$16,819,019	$18,058,856

See Notes to Consolidated Financial Statements.

315 SOUTH BEVERLY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008
Revenues
Rental revenue	$2,788,103	$2,964,313	$3,014,028
Other revenue	26,880	157,011	257,958
	2,814,983	3,121,324	3,271,986
Expenses
Interest expense	1,289,703	1,289,703	1,293,159
Utilities	176,822	190,557	213,384
Repairs and maintenance	443,148	436,329	435,135
Real estate taxes	228,981	224,840	219,544
Bad debt expense	191,133	277,362	—
Ground lease rent	166,200	166,200	166,200
Business and other taxes	122,331	76,383	82,506
Property management fees	67,734	70,123	74,052
Insurance	24,622	15,439	16,233
Payroll	32,514	42,500	39,957
Professional fees	206,076	28,439	20,767
Administrative expense	25,301	19,549	21,927
Depreciation	634,040	600,135	569,294
Amortization	162,207	193,537	183,259
Loss on forgiveness of related party note receivable	1,080,659	—	—
Loss on disposal of fixed assets	26,460	—	—
	4,877,931	3,631,096	3,335,417
Net loss	$(2,062,948)	$(509,772)	$(63,431)

See Notes to Consolidated Financial Statements.

315 SOUTH BEVERLY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Members’ Deficit	Note Receivable – Related Party
Balance, January 1, 2008	$(1,393,985)	$—
Distributions	(500,000)	—
Net Income	(63,431)	—
Balance, December 31, 2008	(1,957,416)	—
Distributions	(100,000)	—
Net Loss	(509,772)	—
Balance, December 31, 2009	(2,567,188)	—
Distributions	(947,790)	—
Contributions – admittance of new member	2,457,715	—
Contributions	132,342	—
Net Loss	(2,062,948)	—
Advances on note receivable – related party	—	(1,590,116)
Repayment of note receivable – related party	—	750,000
Accrued interest – note receivable – related party	12,516	(12,516)
Balance, December 31, 2010	$(2,975,353)	$(852,632)

See Notes to Consolidated Financial Statements.

315 SOUTH BEVERLY HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net loss	$(2,062,948)	$(509,772)	$(63,431)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	824,140	819,966	778,184
Allowance for doubtful accounts	(189,434)	189,434	—
Loss on disposal of fixed assets	26,460	—	—
Loss on forgiveness of related party note receivable	1,080,659	—	—
Changes in operating accounts:
Accounts receivable	211,099	(111,776)	(81,335)
Mortgage escrows	(5,685)	22,515	13,632
Prepaid expenses and other assets	(13,692)	5,742	(13,386)
Deferred rent	(50,651)	(38,305)	10,051
Accounts payables and accrued expenses	37,175	9,794	26,454
Tenant security deposits	(13,514)	(9,430)	39,207
Tenant prepaid rents	(51,519)	(5,724)	23,494
Net cash provided by (used in) operating activities	(207,910)	372,444	732,870
Cash Flows from Investing Activities
Additions to investment in real estate	(169,339)	(191,790)	(87,871)
Payment for deferred leasing cost	(75,707)	(154,511)	(80,355)
Due from affiliate	192,475	(254,145)	(108,609)
Change in capital improvement reserves	(13,686)	31,936	(15,073)
Net cash used in investing activities	(66,257)	(568,510)	(291,908)
Cash Flows from Financing Activities
Capital contributions	2,590,057	—	—
Distributions to members	(733,479)	(100,000)	(500,000)
Advances on note receivable – related party	(1,590,116)	—	—
Repayments of note receivable – related party	750,000	—	—
Net cash provided by (used in) financing activities	1,016,462	(100,000)	(500,000)
Increase (Decrease) in cash and cash equivalent	742,295	(296,066)	(59,038)
Cash and cash equivalents:
Beginning of year	81,635	377,701	436,739
End of year	$823,930	$81,635	$377,701
Supplemental disclosure of cash flow information
Interest paid	$1,261,278	$1,261,278	$1,264,734
Supplemental disclosure of noncash investing and financing activities
Additions to property funded by accounts payable and accrued expense	$67,950	$111,405	$—
Additions to deferred leasing costs funded by accounts payable and accrued expense	$92,273	$—	$—
Distributions to members due to forgiveness of related party note receivable	$214,311	$—	$—
Additions to investment in real estate due to forgiveness of related party note receivable	$163,698	$—	$—

See Notes to Consolidated Financial Statements.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Note 1. Nature of Operations

315 South Beverly Drive Holdings, LLC, a Delaware limited liability company and its subsidiary, 315 South Beverly Drive, LLC (collectively the “Company”) were formed on February 3, 2005 with AZ 315 South Beverly, LLC (AZ 315) as its sole member for the purpose of investing in real estate and related ventures. On October 15, 2006, the Company amended its operating agreement (the First Amended and Restated Agreement) to admit Abraham Lerner, as Trustee of the Abraham Lerner Revocable Trust Under Declaration of Trust Dated February 16, 2005 (Lerner) as a member of the Company.

On August 1, 2010, the Company again amended its operating agreement (the Second Amended and Restated Agreement) for the concurrent withdrawal of Lerner as a member and to admit ALDA Capital, LLC (ALDA), a Delaware Limited Liability Company as a member of the Company. As part of being admitted to the Company, ALDA made contributions of $2,450,000.

The Company shall have perpetual existence unless and until dissolved pursuant to the provisions of the Limited Liability Company Agreement.

On March 1, 2005, the Company purchased a leasehold interest in 315 South Beverly Drive, an office building located in Beverly Hills, California, for a net purchase price of $16,441,688.

The Company’s primary assets consists of a leasehold interest in the following asset:

Asset Category	Entity	Description	Ownership Percentage	Location of Asset
Office	315 South Beverly Drive, LLC	A 68,431 square foot (unaudited) multi-tenant office building	100%	Beverly Hills, CA

Note 2. Summary of Significant Accounting Policies

Basis of presentation:  The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Principles of consolidation:  The accompanying consolidated financial statements include 315 South Beverly Holdings, LLC and its wholly owned subsidiary 315 South Beverly Drive, LLC. All intercompany balances are eliminated in the consolidation.

Use of estimates:  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

Cash and cash equivalents:  The Company considers all short-term financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Mortgage escrow deposits:  The Company maintains reserves in escrow with the lender for insurance and real estate taxes, as well as for capital improvements. At December 31, 2010 and 2009, the Company maintained approximately $79,626 and $60,255, respectively, of reserves.

Accounts receivable:  Accounts receivable are comprised of (a) amounts billed but uncollected for monthly rents and other charges related to the property, (b) estimated unbilled amounts for tenant reimbursement of operating expenses and real estate taxes related to the property. Any allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company's historical collection experience. The allowance for doubtful accounts was none and $189,434 at December 31, 2010, and 2009, respectively.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Note 2. Summary of Significant Accounting Policies  – (continued)

Investment in real estate:  Investment in real estate is carried at cost less accumulated depreciation and amortization. The Company allocates the cost of an acquisition, including the assumption of liability, to the acquired tangible asset and identifiable intangibles based on their relative fair values. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market economic conditions.

Depreciation is provided using the straight-line method over the estimated useful life of the assets for building, improvements and furniture and fixtures and the term of the lease for tenant improvements. The estimated useful lives being used are as follows:

Building	40 years
Building improvements	5 – 40 years
Furniture and fixtures	7 years
Tenant improvements	2 – 5 years

Repair and maintenance costs are expensed as incurred, whereas expenditures that improve or extend the service lives of assets are capitalized.

Lease intangibles:  The Company records acquired “above and below” market leases at fair value using discount rates which reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (a) the contractual amounts to be paid pursuant to each in-place lease and (b) management’s estimate of market rate for each in-place lease, measured over a period equal to the remaining term of the lease above-market leases and the initial term plus the extended term for any leases with below-market renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and cost to execute similar leases. In estimating carrying costs, the Company includes estimates of lost rents at market rates during the hypothetical expected lease-up periods, which are dependant on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related costs.

Above and below market lease intangibles are amortized over the remaining non-cancellable lease terms and bargain renewal period, if any. In-place lease intangibles and other lease intangibles are amortized to expense over the remaining non-cancellable lease terms and bargain renewal periods, if any. The below market ground lease is amortized to expense over the remaining non-cancellable lease term.

Revenue recognition:  Base rental income is recognized on a straight-line basis over the terms of the related leases, inclusive of leases which provide for scheduled rent increases or rent concessions. Differences between rental income earned and amounts due according to the respective lease agreements are credited or charged to deferred rent, as applicable.

Tenant recoveries included in other revenue related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Concentration of credit risk:  Financial instruments which potentially subject the Company to credit risk consist of cash and accounts receivable. The Company's credit risk is mitigated by the relatively short collection period. As of December 31, 2010 and 2009, the Company had approximately $903,556 and $141,890, respectively, of cash and cash equivalents, including mortgage escrow deposits with financial

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Note 2. Summary of Significant Accounting Policies  – (continued)

institutions in excess of federally insured limits. Management believes the Company is not exposed to any significant credit risk related to cash and cash equivalents.

Impairment of long-lived assets:  The Company assesses the carrying value of investment in real estate and related intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with GAAP. Impairment losses are recorded on real estate assets held for investment when indicators of impairment are present and the future undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company recognizes impairment losses to the extent the carrying amount exceeds the fair value of the property. The Company did not record any impairment charges related to its investment property and related intangibles for the years ended December 31, 2010, 2009 and 2008.

Fair value of financial instruments:  Financial Accounting Standards Board (FASB) guidance requires the Company to disclose estimated fair values of its financial instruments whether or not recognized in the balance sheet. Fair value estimates, methods and assumptions for the Company's financial instruments are set forth below:

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The fair value for the mortgage note payable is estimated based on rates currently prevailing for similar instruments of similar maturities. The fair value of the mortgage note payable is approximately $21,000,000 as of December 31, 2010. The fair value of note receivable related party is not readily determinable due to the nature of related party transactions.

Income taxes:  The Company is taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, its members are liable for individual income taxes on their respective shares of the Company's taxable income.

Under the provisions for accounting for uncertainty in income taxes, the Company evaluates tax position taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained when challenged or when examined by the applicable taxing authority. For the years ended December 31, 2010, 2009 and 2008, management determined that there were no material uncertain income tax position.

Tax returns filed by the Company generally are subject to examination by U.S. and state taxing authorities for years ended after December 31, 2006.

Deferred financing costs:  Costs incurred in obtaining the mortgage loan are being amortized using the effective interest method over the term of the mortgage. Accumulated amortization amounted to $127,905 and $99,480 at December 31, 2010 and 2009, respectively. Amortization expense was $28,425 for each of the years ended December 31, 2010, 2009 and 2008 and is included in interest expense on the consolidated statement of operations.

Deferred leasing costs:  Leasing costs incurred in obtaining tenants has been capitalized and is being amortized using the straight-line method over the terms of the leases of the respective tenants. Accumulated amortization amounted to $417,120 and $307,767 at December 31, 2010 and 2009, respectively. Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $109,353, $105,792 and $82,456, respectively.

Segment reporting:  Management considers the Company’s operations to be in a single segment.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Note 2. Summary of Significant Accounting Policies  – (continued)

Recent accounting pronouncements:

In January 2010, the FASB issued ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This standard requires an enterprise to perform an analysis to determine whether an enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest significantly impact the entity’s operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The adoption of ASU 2009-17 did not have a material effect on our consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance provides for new disclosures requiring us to (i) disclose separately the amounts of significant transfer in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This guidance also provides clarification of existing disclosures requiring us to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. This ASU is effective for annual and interim reporting periods beginning after December 15, 2009 for most of the new disclosures and for periods beginning after December 15, 2010 for the new Level 3 disclosures. The adoption of this ASU did not have a material effect on our financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This standard amends the authoritative guidance for subsequent events that was previously issued and, among other things, exempts SEC registrants from the requirement to disclose the date through which it has evaluated subsequent events for either original or restated financial statements. This standard does not apply to subsequent events or transactions that are within the scope of applicable GAAP that provides different guidance on the accounting treatment for subsequent events or transactions. The adoption of this ASU did not have a material effect on our financial position, results of operations or cash flows.

Note 3. Lease Intangibles, net

The following summarizes the Company’s lease intangibles asset:

	2010	2009
Above market leases	$52,333	$52,333
In-place leases	1,133,432	1,133,432
Other lease intangibles	136,476	136,476
Below market ground lease	1,060,224	1,060,224
	$2,382,465	$2,382,465
Accumulated amortization	(1,608,788)	(1,556,467)
	$773,677	$825,998

Amortization of the lease intangible was $52,321, $85,615 and $98,009 for the years ended December 31, 2010, 2009 and 2008, respectively. The weighted average amortization period for the lease intangibles related to tenants is 2.2 years. All lease intangibles related to tenants are fully amortized as of December 31, 2010. The below market ground lease is being amortized over 21.6 years.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Note 3. Lease Intangibles, net  – (continued)

The approximate future amortization of lease intangibles are as follows:

2011	$49,122
2012	49,122
2013	49,122
2014	49,122
2015	49,122
Thereafter	528,067
$773,677

Note 4. Investment in Real Estate

Investment in real estate consists of the following:

	2010	2009
Building	$13,642,843	$13,642,843
Building improvements	2,720,949	2,733,211
Furniture and fixtures	190,529	190,529
Tenant improvements	1,092,541	989,145
	$17,646,862	$17,555,728
Accumulated depreciation	(3,173,207)	(2,711,154)
	$14,473,655	$14,844,574

A summary of the Company’s investment in real estate is as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Beginning balance	$14,844,574	$15,141,513	$15,622.937
Improvements	289,581	303,195	87,871
Loss on disposal of fixed assets	(26,460)	—	—
Depreciation	(634,040)	(600,135)	(569,294)
	$14,473,655	$14,844,574	$15,141,513

Note 5. Note Receivable — Related Party

On August 30, 2010, the Company (Lender) entered into an unsecured Revolving Loan Agreement with AZ Property Partners, LLC, the member of AZ 315 (Borrower) for an aggregate unpaid principal limit of $1,280,500. The note bears interest at a rate of three and a half percent (3.5%) over LIBOR adjusted at the beginning of each month. The Revolving Loan Agreement can be terminated with written notice from Lender to Borrower, wherein all unpaid principal and interest is immediately due. The interest rate as of December 31, 2010 is 3.77%. As of December 31, 2010, the outstanding principal and accrued interest is $840,116 and $12,516, respectively. Due to the related party nature of this note and the previous forgiveness of the affiliate receivables, the Company has determined the proper classification of this note in the accompanying consolidated balance sheet to be contra-equity.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Note 6. Mortgage Note Payable

The Company has a nonrecourse mortgage note payable for $20,000,000 secured by a deed of trust and security agreement, the ground lease for real property and an assignment of rents. The holder of the loan is Wells Fargo Bank, N.A. and Wells Fargo Commercial Mortgage Servicing Department is the loan servicer. Monthly payments of interest only at 6.22% are due until July 11, 2016 (maturity date), when the entire outstanding principal is due. The loan may be prepaid in whole but not in part at any time on or after the date six months prior to the maturity date.

Note 7. Equity

The Company issued units divided into (1) Common Units for $2,550,000, held by AZ 315 and (2) Class B Preferred Units for $2,450,000, held by ALDA. The Class B Preferred Units earn a cumulative eight percent rate of return compounded annually for ten years and may be converted into Common Units on a 1:1 basis at anytime and for any reason or no reason, provided however that the Class B Preferred Units shall automatically convert into Common Units upon the tenth anniversary of the Second Amendment and Restated Agreement. Total Class B Preferred return earned and paid in the year ended December 31, 2010 was $65,333, and was recorded as a distribution in the accompanying financial statements.

Members can not withdraw, reduce or demand the return of their capital contribution except upon dissolution and liquidation of the Company. Except for the convertibility of the Class B Preferred Units into Common Units, members’ interests are non-assessable with no options, warrants, calls or commitments on the part of any member.

Note 8. Ground Lease

On March 1, 2005, the Company acquired the lessee rights to a ground lease of real property located at 315 South Beverly Drive, Beverly Hills, California. The ground lease requires the payment of specified annual rentals. The lease also requires the Company to pay the real estate taxes, insurance, utilities and maintenance for the property. The lease expires on September 29, 2026. The lease has one remaining option to renew for a period of 30 years. Total rent expense under this ground lease was $166,200 for each of the years ended December 31, 2010, 2009 and 2008.

The approximate future minimum lease payments under the Company's ground lease is:

2011	$166,200
2012	166,200
2013	166,200
2014	166,200
2015	166,200
Thereafter	1,786,650
$2,617,650

Note 9. Leases

The Company leases space to office tenants under noncancelable operating leases with lease terms that range from 18 months to 11 years. Office leasing arrangements generally provide for the payment of fixed minimum rent and for additional rent based on operating expenses and real estate taxes. Occupancy of the property was approximately 80, 86 and 95 percent at December 31, 2010, 2009 and 2008, respectively.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Note 9. Leases  – (continued)

Minimum future rentals under noncancelable operating leases are:

2011	$2,338,428
2012	2,282,641
2013	1,217,105
2014	820,534
2015	691,310
$7,350,018

Note 10. Management Fees

Beginning at acquisition, 315 South Beverly Drive was managed by Cushman & Wakefield, pursuant to an agreement which was renewable annually unless terminated by either the Company or the management agent. This agreement was terminated effective July 31, 2008. The Company paid a monthly fee equal to 2.5 percent of gross collections of the property.

CB Richard Ellis performs property management services for the Company under the terms of a property management agreement that commenced on July 31, 2008. The agreement is renewable annually unless terminated by either the Company or the management agent. The Company pays a monthly fee equal to the greater of $5,500 or 2.5 percent of gross collections of the property.

Management fees for the years ended December 31, 2010, 2009 and 2008 were $67,734, $70,123 and $74,052, respectively.

The Company entered into an agreement with Standard Parking effective March 1, 2005, and continuing month to month, to manage the daily parking operations of the building. The agreement can be terminated by either party at any time. The Company pays a fixed monthly management fee of $550. Fees paid to Standard Parking for each of the years ended December 31, 2010, 2009 and 2008 amounted to $6,600.

Note 11. Related Party Transactions

The Company’s manager had leased office space from the Company which was terminated effective May 31, 2010 and all unpaid rent receivables and TI Loan principal and interest were forgiven. Rental revenue for the year ended December 31, 2010, 2009 and 2008 amounted to $42,228, $222,159 and $289,966, respectively. The amounts receivable as of December 31, 2010, 2009 and 2008 amounted to none, $192,475 and $17,283, respectively.

Due from affiliates in the amount of none and $1,651,143 as of December 31, 2010 and 2009, respectively, represent $1,200,344 of funds advanced to the manager of the Company to fund improvements to its suite (TI Loan) plus none and $258,324, respectively, in interest receivable and none and $192,475 in unpaid rents. Funds advanced for improvements were unsecured, bore interest at eight percent and were payable based on a ten-year amortization schedule. The manager did not make any of the payments required under the amortization schedule or on the unpaid rents and $1,651,143 was forgiven in the year ended December 31, 2010.

On June 10, 2011, the Company leased 1,808 square feet of office space to Big Rock/315 Beverly, LLC, an affiliate of AZ 315. The lease is for a term of two years, requires monthly rental payments of $6,057 and allows for three months free rent.

315 SOUTH BEVERLY DRIVE HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Note 12. Subsequent Events

Currently the members of the Company are in discussions to contribute their interest in 315 South Beverly Drive to ALDA Office Properties, Inc. (AOP) a to-be-formed public REIT, in return for operating partnership units in AOP’s subsidiary operating partnership. It is not currently known when that would happen and if it does what the valuation will be. The value for the property would be approved by the board of directors of AOP.

The Company evaluated subsequent events through the date the consolidated financial statements were issued.

SCHEDULE III

CONSOLIDATED REAL ESTATE AND ACCUMULATED DEPRECIATION

	Encumbrances at December 31, 2010	Initial Cost		Cost Capitalized Subsequent to Acquisition			Gross Carrying Amount at December 31, 2010		Accumulated Depreciation at December 31, 2010	Year Build / Renovated	Year Acquired
Property Name		Land	Building & Improvement	Improvements	Carrying Cost	Land	Building & Improvements	Total
315 S. Beverly Drive	20,000,000	—	14,059,223	3,587,639	—	—	17,646,862	17,646,862	(3,173,207)	1961/1990	2005
Total	20,000,000	—	14,059,223	3,587,639	—	—	17,646,862	17,646,862	(3,173,207)

Until       , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

[•] Shares

Common Stock

PROSPECTUS

Maxim Group LLC

      , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NCM listing fee.

SEC Registration Fee		$2,089.80
FINRA Filing Fee		2,300
NCM Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting and Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Total	$	*

*	To be filed by amendment.

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

On July [•  ], 2011, we issued 500 shares of our common stock to each of Richard S. Ackerman and ALDA Capital, LLC at a $1.00 per share price, in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or
•	active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•	a written unsecured undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who:

•	is a present or former director or officer and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or
•	while a director or officer and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of ALDA Office Properties, L.P., the partnership in which we serve as sole general partner.

Item 35. Treatment of Proceeds from Stock Being Registered.

None.

Item 36. Financial Statements and Exhibits.

(A)	Financial Statements. See Index to Consolidated Financial Statements and the related notes thereto.

(B)	Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Articles of Amendment and Restatement of ALDA Office Properties, Inc.
3.2*	Amended and Restated Bylaws of ALDA Office Properties, Inc.
4.1*	Form of Certificate of Common Stock of ALDA Office Properties, Inc.
5.1*	Opinion of Venable LLP
8.1*	Opinion of Greenberg Traurig, LLP regarding certain tax matters
10.1*	Form of Amended and Restated Agreement of Limited Partnership of ALDA Office Properties, L.P.
10.2*	Form of Registration Rights Agreement by and between ALDA Office Properties, Inc. and 315 South Beverly Holdings, LLC
10.3*	Form of ALDA Office Properties, Inc. and ALDA Office Properties, L.P. 2011 Incentive Award Plan
10.4*	Contribution Agreement, by and between ALDA Office Properties, Inc. and 315 South Beverly Holdings, LLC
10.5*	Form of Restricted Stock Agreement
21.1*	List of Subsidiaries
23.1*	Consent of Venable LLP (included in Exhibit 5.1)
23.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 8.1)
23.3	Consent of McGladrey & Pullen, LLP
23.4	Consent of Rosen Consulting Group
24.1	Power of Attorney (included on Signature Page)
99.1	Consent of Richard J. Birdoff
99.2	Consent of Thomas J. Crocker
99.3	Consent of John R.S. Jacobsson

*	To be filed by amendment.

Item 37. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on July 11, 2011.

ALDA OFFICE PROPERTIES, INC.
By: /s/ Richard S. Ackerman Richard S. Ackerman Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned Directors and officers of ALDA Office Properties, Inc., a Maryland corporation, which is filing a registration statement on Form S-11 with the Securities and Exchange Commission under the provisions of the Securities Act of 1933 hereby constitutes and appoints Richard S. Ackerman and Lori Wittman, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, it being understood that said attorneys-in-fact and agents, and each of them, shall have full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person and that each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan D. Gordon Alan D. Gordon	Chairman of the Board of Directors	July 11, 2011
/s/ Richard S. Ackerman Richard S. Ackerman	Director and Chief Executive Officer (principal executive officer)	July 11, 2011
/s/ Lori Wittman Lori Wittman	Chief Financial Officer (principal financial and accounting officer)	July 11, 2011

EXHIBIT INDEX

Exhibit	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Amendment and Restatement of ALDA Office Properties, Inc.
3.2*	Amended and Restated Bylaws of ALDA Office Properties, Inc.
4.1*	Form of Certificate of Common Stock of ALDA Office Properties, Inc.
5.1*	Opinion of Venable LLP
8.1*	Opinion of Greenberg Traurig, LLP regarding certain tax matters
10.1*	Form of Amended and Restated Agreement of Limited Partnership of ALDA Office Properties, L.P.
10.2*	Form of Registration Rights Agreement by and between ALDA Office Properties, Inc. and 315 South Beverly Holdings, LLC
10.3*	Form of ALDA Office Properties, Inc. and ALDA Office Properties, L.P. 2011 Incentive Award Plan
10.4*	Contribution Agreement, by and between ALDA Office Properties, Inc. and 315 South Beverly Holdings, LLC
10.5*	Form of Restricted Stock Agreement
21.1*	List of Subsidiaries
23.1*	Consent of Venable LLP (included in Exhibit 5.1)
23.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 8.1)
23.3	Consent of McGladrey & Pullen, LLP
23.4	Consent of Rosen Consulting Group
24.1	Power of Attorney (included on Signature Page)
99.1	Consent of Richard J. Birdoff
99.2	Consent of Thomas J. Crocker
99.3	Consent of John R.S. Jacobsson

*	To be filed by amendment.